UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date Of Report (Date Of Earliest Event Reported): December 23, 2004

**Commission File Number 33-83618**

## SELKIRK COGEN PARTNERS, L.P.
(Exact name of Registrant as specified in its charter)

| **Delaware** | **51-0324332** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

## SELKIRK COGEN FUNDING CORPORATION
(Exact name of Registrant as specified in its charter)

| **Delaware** | **51-0354675** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

**7600 Wisconsin Avenue, Bethesda, Maryland 20814**
(Address of principal executive offices, including zip code)

**(301) 280-6800**
(Registrants' telephone number, including area code)

**Item 1.01 Entry into Material Definitive Agreements**

*Firm Natural Gas Supply Agreements*

Selkirk Cogen Partners, L.P. (the "Partnership") has been engaged in discussions with certain of its fuel suppliers regarding the extension or replacement of the related firm natural gas supply agreements. (See Part II, Item 5., Other Information — *Firm Natural Gas Supply Agreements*, included in the Partnership's September 30, 2004 Quarterly Report on Form 10-Q.) In connection with these discussions, on December 23, 2004 the Partnership amended two existing firm natural gas supply agreements and entered into two new agreements with the fuel suppliers.

On December 23, 2004, the Partnership and Imperial Oil Resources entered into a Letter Agreement (the "Imperial Letter Agreement") and a new agreement (the "Additional Imperial Agreement"). The Imperial Letter Agreement amends the Amended and Restated Natural Gas Purchase Agreement dated October 22, 1992 (as amended, the "Amended Imperial Agreement") by providing new gas supply pricing provisions and a nominal increase in gas supply volumes. The new pricing provisions are based on 90% of an indexed Alberta spot price for natural gas. The Amended Imperial Agreement expires on October 31, 2009. The Additional Imperial Agreement provides for the purchase and sale of gas supply during the period November 1, 2009 through October 31, 2014 at pricing and volumes comparable to that provided under the Amended Imperial Agreement, and nominally reduces the Partnership's minimum contract volume purchase obligation. Although the Imperial Letter Agreement is not effective until it is approved by the National Energy Board of Canada, the Additional Imperial Agreement requires the Partnership to make payments, if necessary, to the gas supplier sufficient to effect the new pricing provisions contained in the Amended Imperial Agreement on November 1, 2004.

Also on December 23, 2004, the Partnership and EnCana Corporation (formerly PanCanadian Petroleum Limited) entered into the Second Amended and Restated Natural Gas Purchase Agreement ("Amended EnCana Agreement") and a new agreement (the "Additional EnCana Agreement"). The Amended EnCana Agreement amends the Amended and Restated Natural Gas Purchase Agreement dated October 22, 1992 by reducing the gas supply volumes approximately 16% and increasing the Partnership's minimum purchase obligation to 100% (from 75%) of the contract gas supply volumes. The Amended EnCana Agreement becomes effective on January 1, 2005 and expires on October 31, 2009. The Additional EnCana Agreement provides for the purchase and sale of gas supply during the period November 1, 2009 through October 31, 2014 at volumes and a minimum contract volume purchase obligation comparable to that provided under the Amended EnCana Agreement. The pricing provisions of the Additional EnCana Agreement are based on 100% of an indexed Alberta spot price for natural gas.

1

**Cautionary Statement Regarding Forward-Looking Statements**

The information in this Current Report on Form 8-K includes forward-looking statements about the future that are necessarily subject to various risks and uncertainties. Use of words like "anticipate," "estimate," "intend," "project," "plan," "expect," "will," "believe," "could," and similar expressions help identify forward-looking statements under the Private Securities Litigation Reform Act. These statements are based on current expectations and assumptions, which the Partnership believes are reasonable and on information currently available to the Partnership. Actual results could differ materially from those contemplated by the forward-looking statements. Consequently, the forward-looking statements in this Current Report should not be regarded as representations by the Partnership or any other person that the expected outcomes can or will be achieved. Some of the factors that could cause future results to differ materially from those expressed or implied by the forward-looking statements are described in the Partnership's Annual Report on Form 10-K.

**Item 9.01 Exhibits**

| Exhibit No. | Description of Exhibit |
| --- | --- |
| 10.1 | Letter Agreement dated December 15, 2004, between Selkirk Cogen Partners, L.P. and Imperial Oil Resources |
| 10.2 | Base Contract for Sale and Purchase of Natural Gas, dated as of December 15, 2004, between Selkirk Cogen Partners, L.P. and Imperial Oil Resources |
| 10.3 | Second Amended and Restated Natural Gas Purchase Agreement, dated as of January 1, 2005, between Selkirk Cogen Partners, L.P. and EnCana Corporation |
| 10.4 | Base Contract for Sale and Purchase of Natural Gas, dated as of January 1, 2005, between Selkirk Cogen Partners, L.P. and EnCana Gas Marketing |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

SELKIRK COGEN PARTNERS, L.P.

By:  JMC SELKIRK, INC.
      Managing General Partner

Date: December 30, 2004                     /s/ P. CHRISMAN IRIBE
                                            Name: P. Chrisman Iribe
                                            Title: President


SELKIRK COGEN FUNDING
  CORPORATION

Date: December 30, 2004                     /s/ P. CHRISMAN IRIBE
                                            Name: P. Chrisman Iribe
                                            Title: President

4

EXHIBIT INDEX

| Exhibit No. | Description of Exhibit |
| --- | --- |
| 10.1 | Letter Agreement dated December 15, 2004, between Selkirk Cogen Partners, L.P. and Imperial Oil Resources |
| 10.2 | Base Contract for Sale and Purchase of Natural Gas, dated as of December 15, 2004, between Selkirk Cogen Partners, L.P. and Imperial Oil Resources |
| 10.3 | Second Amended and Restated Natural Gas Purchase Agreement, dated as of January 1, 2005, between Selkirk Cogen Partners, L.P. and EnCana Corporation |
| 10.4 | Base Contract for Sale and Purchase of Natural Gas, dated as of January 1, 2005, between Selkirk Cogen Partners, L.P. and EnCana Gas Marketing |

**EXHIBIT 10.1**

| | | |
|---|---|---|
| **Imperial Oil Resources** | D.C. Griffiths | Tel: (403) 237-3552 |
| 237 - 4th Avenue SW | Gas, Power & NGL Marketing Manager | Fax: (403) 232-5870 |
| Calgary, Alberta T2P 0H6 | | |
| Canada | | |

December 15, 2004

Selkirk Cogen Partners, L.P.
24 Power Park Drive
Selkirk, NY 12158-2299
Attention: Mr. Steve Kamppila

Dear Mr. Kamppila:

Subject:     Amended and Restated Natural Gas Purchase Agreement dated October 22, 1992 between Selkirk Cogen Partners, L.P. ("Selkirk) (as successor in interest to Makowski Selkirk Inc.) and Imperial Oil Resources ("Imperial") herein referred to as the "Agreement"

This letter sets forth the agreement of Selkirk and Imperial to amend the Agreement as follows, with such amendment to become effective on the first day of the month following date that the National Energy Board of Canada approves the amendment:

1. Delete Section 1.1.c and replace with new Section 1.1.c " "Base Gas" shall mean all gas under this Agreement."

2. Delete Section 1.1.nn and replace with new Section 1.1.nn " "Maximum Daily Quantity" or "MDQ" shall mean 20,660 MMBtu/Day of Base Gas."

3. Delete the second, third and fourth sentences from Section 3.1(a).

4. In Sections 4.1, 5.2, 8.1 and 14.1(c), delete in each place where they appear the phrases "except as provided in Article XXIV,";"and the Fuel Gas Nomination"; and, "and the Fuel Gas MDQ".

5. Delete the phrase " and the Fuel Gas MDQ (to the extent the Fuel Gas MDQ has also been reduced)" from the first sentence in Section 4.8.

6. In Section 4.9, delete (a) the fourth sentence, (b) the term ", 4.14" in the fifth sentence, and (c) the phrase ", except as specifically provided for in Section 4.14" from the last sentence.

7. Delete section 6.1 and replace with following new Section 6.1:

"6.1 Contract Price

During the term of this Agreement, Buyer shall pay Seller each Month the contract price for all Base Gas volumes nominated by Buyer and delivered to Buyer at the Delivery Point for such Month, which shall be equal to 90% of the AMI plus 100% of the NDC, where AMI and NDC are defined as follows:

AMI = Alberta Monthly Index, equal to the AECO "C" & N.I.T. One Month Spot as reported in the Canadian Gas Price Reporter ,"Avg" column in units of $/GJ, for the applicable Month.

**Imperial Oil Resources**

NDC = Nova Delivery Charges at Empress, equal to the sum of, as applicable from time to time, the delivery demand charges, the delivery variable commodity charges, and the delivery fuel charges, all for the applicable Month and subject to a cap of 0.30 US$/MMBtu.

No other charges, surcharges, reservation fees or other fees shall apply. Responsibility for taxes will remain as specified in Article XIII of the Agreement.

The contract price shall be converted to units of US$/MMBTU using the conversion factors contained in Sections 21.2 and 21.3 of the Agreement."

8. Delete the text and/or headings in sections 1.1(b), 1.1(m), 1.1(w), 1.1(x), 1.1(y), 1.1(z), 1.1(aa), 1.1(bb), 1.1(cc), 1.1(qq), 1.1(yy), 1.1(zz), 1.1(ddd), 1.1(iii), 1.1(jjj), 1.1(lll), 1.3, 4.2, 4.3, 4.4, 4.5, 4.10, 4.11, 4.14, 6.2, 6.3, 6.4, 6.5, 6.6, 6.7, 6.8, 6.9, 6.10 in their entirety and replace with "Intentionally Left Blank".

9. Delete the last sentence in Section 13.2(c).

10. In the first sentence of Section 15.1, delete the phrase "notwithstanding Section 6.2," and delete the phrase "any Montly Charge" and replace with "the monthly contract price".

11. Section 20.1(b), Article XXIV, and Appendix A are deleted in their entirety.

17. The following phrases are deleted from Section 20.2 in each place in which they appear: "and any Fuel Indemnity Amount"; and, "and/or Fuel Indemnity Amount".

18. In the last sentence of Section 23.6, (a) delete the "s" at the end of the word "Sections" in each place the word appears; (b) delete the phrase "and 4.14"; and (c) delete "4.10, 4.11".

Yours truly,

/s/ ADOLPH COKES

Adolph Cokes, Marketing Specialist Eastern Region

**AGREED to** this 23<sup>rd</sup> day of December, 2004          **AGREED to** this 17<sup>th</sup> day of December, 2004

BUYER: Selkirk Cogen Partners, L.P.          SELLER: Imperial Oil Resources

**By: JMC Selkirk, Inc., Managing**          **per: Manager Gas, Power & NGT Marketing**
     **General Partner**

/s/ P. CHRISMAN IRIBE          /s/ D.C. GRIFFITHS
(Signature)          (Signature)

_____          _____

**EXHIBIT 10.2**

Base Contract for Sale and Purchase of Natural Gas

This Base Contract is entered into as of the following date: December 15, 2004. The parties to this Base Contract are the following:

| Imperial Oil Resources, an Alberta limited partnership | and | Selkirk Cogen Partners, L.P. |
|---|---|---|
| 237- 4th Avenue S.W. | | 24 Power Park Drive |
| P.O. Box 2480, Station M, Calgary, Alberta, Canada T2P 3M9 | | Selkirk, NY 12158 |
| Duns Number: | | Duns Number: 78-732-7881 |
| U.S. Federal Tax ID Number: | | U.S. Federal Tax ID Number: 04-3126542 |

*Notices:*
See Attachment 3                                          See Attachment 3
*Confirmations*:
Attn: See Attachment 3                                  See Attachment 3
*Invoices and Payments*:
See Attachment 3                                          See Attachment 3

Canadian GST #: R121491815                        Canadian GST

*Wire Transfer or ACH Numbers (if applicable)*:
BANK: See Attachment 3 _____        BANK: See Attachment 3 _____
ABA: See Attachment 3 _____          ABA: See Attachment 3 _____
ACCT: See Attachment 3 _____        ACCT: See Attachment 3 _____

This Base Contract incorporates by reference for all purposes the General Terms and Conditions for Sale and Purchase of Natural Gas published by the North American Energy Standards Board. The parties hereby agree to the following provisions offered in said General Terms and Conditions. In the event the parties fail to check a box, the specified default provision shall apply. Select only one box from each section:

| Section 1.2 Transaction Procedure | ☐ X | Oral (default) Written | Section 7.2 Payment Date | X ☐ | 25th Day of Month following Month of delivery (default) _____Day of Month following Month of delivery |
|---|---|---|---|---|---|
| Section 2.5 Confirm Deadline | X ☐ | 2 Business Days after receipt (default) _____ Business Days after receipt | Section 7.2 Method of Payment | X ☐ ☐ | Wire transfer (default) Automated Clearinghouse Credit (ACH) Check |
| Section 2.6 Confirming Party | ☐ ☐ X | Seller (default) Buyer Imperial Oil Resources | Section 7.7 Netting | X ☐ | Netting applies (default) Netting does not apply |
| Section 3.2 Performance Obligation | X | Cover Standard (default) Spot Price Standard | Section 10.3.1 Early Termination Damages | X | Early Termination Damages Apply (default) Early Termination Damages Do Not Apply |
| *Note: The following Spot Price Publication applies to both of the immediately preceding.* | | | Section 10.3.2 Other Agreement Setoffs | X ☐ | Other Agreement Setoffs Apply (default) Other Agreement Setoffs Do Not Apply |
| Section 2.26 Spot Price Publication | X | Gas Daily Midpoint (default) OR Canadian Gas Price Reporter_____ _____ | Section 14.5 Choice Of Law | | Alberta |
| Section 6 Taxes | X ☐ | Buyer Pays At and After Delivery Point (default) Seller Pays Before and At Delivery Point | Section 14.10 Confidentiality | X | Confidentiality applies (default) Confidentiality does not apply |

**X Special Conditions number of sheets attached: 2. THIS CONTRACT IS SUBJECT TO THE CONDITIONS OF ATTACHMENT 1.**
**X Special Provisions Number of sheets attached: 3. THIS CONTRACT IS SUBJECT TO THE PROVISIONS OF ATTACHMENT 2.**
**X Addendum(s): CANADIAN ADDENDUM: THIS CONTRACT IS SUBJECT TO THE PROVISIONS OF THE CANADIAN ADDENDUM DATED APRIL 19,2002 (UNAMENDED), AS AMENDED BY SPECIAL PROVISIONS ATTACHED.**

IN WITNESS WHEREOF, the parties hereto have executed this Base Contract in duplicate.

| Imperial Oil Resources, an Alberta limited partnership | Selkirk Cogen Partners, L.P. By: JMC Selkirk, Inc., Managing General Partner |
|---|---|
| By /s/ DAVE GRIFFITHS_____ Name: Dave Griffiths | By /s/ P. CHRISMAN IRIBE_____ Name: P. Chrisman Iribe |
| Title: Manager Gas, NGL, Power Marketing | Title: President |

## SECTION 1. PURPOSE AND PROCEDURES

1.1. These General Terms and Conditions are intended to facilitate purchase and sale transactions of Gas on a Firm or Interruptible basis. "Buyer" refers to the party receiving Gas and "Seller" refers to the party delivering Gas. The entire agreement between the parties shall be the Contract as defined in Section 2.7.

**The parties have selected either the "Oral Transaction Procedure" or the "Written Transaction Procedure" as indicated on the Base Contract.**

**Oral Transaction Procedure:**

1.2. The parties will use the following Transaction Confirmation procedure. Any Gas purchase and sale transaction may be effectuated in an EDI transmission or telephone conversation with the offer and acceptance constituting the agreement of the parties. The parties shall be legally bound from the time they so agree to transaction terms and may each rely thereon. Any such transaction shall be considered a "writing" and to have been "signed". Notwithstanding the foregoing sentence, the parties agree that Confirming Party shall, and the other party may, confirm a telephonic transaction by sending the other party a Transaction Confirmation by facsimile, EDI or mutually agreeable electronic means within three Business Days of a transaction covered by this Section 1.2 (Oral Transaction Procedure) provided that the failure to send a Transaction Confirmation shall not invalidate the oral agreement of the parties. Confirming Party adopts its confirming letterhead, or the like, as its signature on any Transaction Confirmation as the identification and authentication of Confirming Party. If the Transaction Confirmation contains any provisions other than those relating to the commercial terms of the transaction (i.e., price, quantity, performance obligation, delivery point, period of delivery and/or transportation conditions), which modify or supplement the Base Contract or General Terms and Conditions of this Contract (e.g., arbitration or additional representations and warranties), such provisions shall not be deemed to be accepted pursuant to Section 1.3 but must be expressly agreed to by both parties; provided that the foregoing shall not invalidate any transaction agreed to by the parties.

**Written Transaction Procedure:**

1.2. The parties will use the following Transaction Confirmation procedure. Should the parties come to an agreement regarding a Gas purchase and sale transaction for a particular Delivery Period, the Confirming Party shall, and the other party may, record that agreement on a Transaction Confirmation and communicate such Transaction Confirmation by facsimile, EDI or mutually agreeable electronic means, to the other party by the close of the Business Day following the date of agreement. The parties acknowledge that their agreement will not be binding until the exchange of nonconflicting Transaction Confirmations or the passage of the Confirm Deadline without objection from the receiving party, as provided in Section 1.3.

1.3. If a sending party's Transaction Confirmation is materially different from the receiving party's understanding of the agreement referred to in Section 1.2, such receiving party shall notify the sending party via facsimile, EDI or mutually agreeable electronic means by the Confirm Deadline, unless such receiving party has previously sent a Transaction Confirmation to the sending party. The failure of the receiving party to so notify the sending party in writing by the Confirm Deadline constitutes the receiving party's agreement to the terms of the transaction described in the sending party's Transaction Confirmation. If there are any material differences between timely sent Transaction Confirmations governing the same transaction, then neither Transaction Confirmation shall be binding until or unless such differences are resolved including the use of any evidence that clearly resolves the differences in the Transaction Confirmations. In the event of a conflict among the terms of (i) a binding Transaction Confirmation pursuant to Section 1.2, (ii) the oral agreement of the parties which may be evidenced by a recorded conversation, where the parties have selected the Oral Transaction Procedure of the Base Contract, (iii) the Base Contract, and (iv) these General Terms and Conditions, the terms of the documents shall govern in the priority listed in this sentence.

1.4. The parties agree that each party may electronically record all telephone conversations with respect to this Contract between their respective employees, without any special or further notice to the other party. Each party shall obtain any necessary consent of its agents and employees to such recording. Where the parties have selected the Oral Transaction Procedure in Section 1.2 of the Base Contract, the parties agree not to contest the validity or enforceability of telephonic recordings entered into in accordance with the requirements of this Base Contract. However, nothing herein shall be construed as a waiver of any objection to the admissibility of such evidence.

## SECTION 2. DEFINITIONS

The terms set forth below shall have the meaning ascribed to them below. Other terms are also defined elsewhere in the Contract and shall have the meanings ascribed to them herein.

2.1. "Alternative Damages" shall mean such damages, expressed in dollars or dollars per MMBtu, as the parties shall agree upon in the Transaction Confirmation, in the event either Seller or Buyer fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer.

2.2. "Base Contract" shall mean a contract executed by the parties that incorporates these General Terms and Conditions by reference; that specifies the agreed selections of provisions contained herein; and that sets forth other information required herein and any Special Provisions and addendum(s) as identified on page one.

2.3."British thermal unit" or "Btu" shall mean the International BTU, which is also called the Btu (IT).

2.4."Business Day" shall mean any day except Saturday, Sunday or Federal Reserve Bank holidays.

NAESB Standard 6.3.1
April 19, 2002

2.5. "Confirm Deadline" shall mean 5:00 p.m. in the receiving party's time zone on the second Business Day following the Day a Transaction Confirmation is received or, if applicable, on the Business Day agreed to by the parties in the Base Contract; provided, if the Transaction Confirmation is time stamped after 5:00 p.m. in the receiving party's time zone, it shall be deemed received at the opening of the next Business Day.

2.6. "Confirming Party" shall mean the party designated in the Base Contract to prepare and forward Transaction Confirmations to the other party.

2.7. "Contract" shall mean the legally-binding relationship established by (i) the Base Contract, (ii) any and all binding Transaction Confirmations and (iii) where the parties have selected the Oral Transaction Procedure in Section 1.2 of the Base Contract, any and all transactions that the parties have entered into through an EDI transmission or by telephone, but that have not been confirmed in a binding Transaction Confirmation.

2.8. "Contract Price" shall mean the amount expressed in U.S. Dollars per MMBtu to be paid by Buyer to Seller for the purchase of Gas as agreed to by the parties in a transaction.

2.9. "Contract Quantity" shall mean the quantity of Gas to be delivered and taken as agreed to by the parties in a transaction.

2.10. "Cover Standard", as referred to in Section 3.2, shall mean that if there is an unexcused failure to take or deliver any quantity of Gas pursuant to this Contract, then the performing party shall use commercially reasonable efforts to (i) if Buyer is the performing party, obtain Gas, (or an alternate fuel if elected by Buyer and replacement Gas is not available), or (ii) if Seller is the performing party, sell Gas, in either case, at a price reasonable for the delivery or production area, as applicable, consistent with: the amount of notice provided by the nonperforming party; the immediacy of the Buyer's Gas consumption needs or Seller's Gas sales requirements, as applicable; the quantities involved; and the anticipated length of failure by the nonperforming party.

2.11. "Credit Support Obligation(s)" shall mean any obligation(s) to provide or establish credit support for, or on behalf of, a party to this Contract such as an irrevocable standby letter of credit, a margin agreement, a prepayment, a security interest in an asset, a performance bond, guaranty, or other good and sufficient security of a continuing nature.

2.12. "Day" shall mean a period of 24 consecutive hours, coextensive with a "day" as defined by the Receiving Transporter in a particular transaction.

2.13. "Delivery Period" shall be the period during which deliveries are to be made as agreed to by the parties in a transaction.

2.14. "Delivery Point(s)" shall mean such point(s) as are agreed to by the parties in a transaction.

2.15. "EDI" shall mean an electronic data interchange pursuant to an agreement entered into by the parties, specifically relating to the communication of Transaction Confirmations under this Contract.

2.16. "EFP" shall mean the purchase, sale or exchange of natural Gas as the "physical" side of an exchange for physical transaction involving gas futures contracts. EFP shall incorporate the meaning and remedies of "Firm", provided that a party's excuse for nonperformance of its obligations to deliver or receive Gas will be governed by the rules of the relevant futures exchange regulated under the Commodity Exchange Act.

2.17. "Firm" shall mean that either party may interrupt its performance without liability only to the extent that such performance is prevented for reasons of Force Majeure; provided, however, that during Force Majeure interruptions, the party invoking Force Majeure may be responsible for any Imbalance Charges as set forth in Section 4.3 related to its interruption after the nomination is made to the Transporter and until the change in deliveries and/or receipts is confirmed by the Transporter.

2.18. "Gas" shall mean any mixture of hydrocarbons and noncombustible gases in a gaseous state consisting primarily of methane.

2.19. "Imbalance Charges" shall mean any fees, penalties, costs or charges (in cash or in kind) assessed by a Transporter for failure to satisfy the Transporter's balance and/or nomination requirements.

2.20. "Interruptible" shall mean that either party may interrupt its performance at any time for any reason, whether or not caused by an event of Force Majeure, with no liability, except such interrupting party may be responsible for any Imbalance Charges as set forth in Section 4.3 related to its interruption after the nomination is made to the Transporter and until the change in deliveries and/or receipts is confirmed by Transporter.

2.21. "MMBtu" shall mean one million British thermal units, which is equivalent to one dekatherm.

2.22. "Month" shall mean the period beginning on the first Day of the calendar month and ending immediately prior to the commencement of the first Day of the next calendar month.

2.23. "Payment Date" shall mean a date, as indicated on the Base Contract, on or before which payment is due Seller for Gas received by Buyer in the previous Month.

2.24. "Receiving Transporter" shall mean the Transporter receiving Gas at a Delivery Point, or absent such receiving Transporter, the Transporter delivering Gas at a Delivery Point.

2.25. "Scheduled Gas" shall mean the quantity of Gas confirmed by Transporter(s) for movement, transportation or management.

2.26. "Spot Price " as referred to in Section 3.2 shall mean the price listed in the publication indicated on the Base Contract, under the listing applicable to the geographic location closest in proximity to the Delivery Point(s) for the relevant Day; provided, if there is no single price published for such location for such Day, but there is published a range of prices, then the Spot Price shall be the average of such high and low prices. If no price or range of prices is published for such Day, then the Spot Price shall be the average of the following: (i) the price (determined as stated above) for the first Day for which a price or range of prices is published that next precedes

the relevant Day; and (ii) the price (determined as stated above) for the first Day for which a price or range of prices is published that next follows the relevant Day.

2.27. "Transaction Confirmation" shall mean a document, similar to the form of Exhibit A, setting forth the terms of a transaction formed pursuant to Section 1 for a particular Delivery Period.

2.28. "Termination Option" shall mean the option of either party to terminate a transaction in the event that the other party fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer for a designated number of days during a period as specified on the applicable Transaction Confirmation.

2.29. "Transporter(s)" shall mean all Gas gathering or pipeline companies, or local distribution companies, acting in the capacity of a transporter, transporting Gas for Seller or Buyer upstream or downstream, respectively, of the Delivery Point pursuant to a particular transaction.

SECTION 3. PERFORMANCE OBLIGATION

3.1. Seller agrees to sell and deliver, and Buyer agrees to receive and purchase, the Contract Quantity for a particular transaction in accordance with the terms of the Contract. Sales and purchases will be on a Firm or Interruptible basis, as agreed to by the parties in a transaction.

**The parties have selected either the "Cover Standard" or the "Spot Price Standard" as indicated on the Base Contract.**

**Cover Standard:**

3.2. The sole and exclusive remedy of the parties in the event of a breach of a Firm obligation to deliver or receive Gas shall be recovery of the following: (i) in the event of a breach by Seller on any Day(s), payment by Seller to Buyer in an amount equal to the positive difference, if any, between the purchase price paid by Buyer utilizing the Cover Standard and the Contract Price, adjusted for commercially reasonable differences in transportation costs to or from the Delivery Point(s), multiplied by the difference between the Contract Quantity and the quantity actually delivered by Seller for such Day(s); or (ii) in the event of a breach by Buyer on any Day(s), payment by Buyer to Seller in the amount equal to the positive difference, if any, between the Contract Price and the price received by Seller utilizing the Cover Standard for the resale of such Gas, adjusted for commercially reasonable differences in transportation costs to or from the Delivery Point(s), multiplied by the difference between the Contract Quantity and the quantity actually taken by Buyer for such Day(s); or (iii) in the event that Buyer has used commercially reasonable efforts to replace the Gas or Seller has used commercially reasonable efforts to sell the Gas to a third party, and no such replacement or sale is available, then the sole and exclusive remedy of the performing party shall be any unfavorable difference between the Contract Price and the Spot Price, adjusted for such transportation to the applicable Delivery Point, multiplied by the difference between the Contract Quantity and the quantity actually delivered by Seller and received by Buyer for such Day(s). Imbalance Charges shall not be recovered under this Section 3.2, but Seller and/or Buyer shall be responsible for Imbalance Charges, if any, as provided in Section 4.3. The amount of such unfavorable difference shall be payable five Business Days after presentation of the performing party's invoice, which shall set forth the basis upon which such amount was calculated.

**Spot Price Standard:**

3.2. The sole and exclusive remedy of the parties in the event of a breach of a Firm obligation to deliver or receive Gas shall be recovery of the following: (i) in the event of a breach by Seller on any Day(s), payment by Seller to Buyer in an amount equal to the difference between the Contract Quantity and the actual quantity delivered by Seller and received by Buyer for such Day(s), multiplied by the positive difference, if any, obtained by subtracting the Contract Price from the Spot Price; or (ii) in the event of a breach by Buyer on any Day(s), payment by Buyer to Seller in an amount equal to the difference between the Contract Quantity and the actual quantity delivered by Seller and received by Buyer for such Day(s), multiplied by the positive difference, if any, obtained by subtracting the applicable Spot Price from the Contract Price. Imbalance Charges shall not be recovered under this Section 3.2, but Seller and/or Buyer shall be responsible for Imbalance Charges, if any, as provided in Section 4.3. The amount of such unfavorable difference shall be payable five Business Days after presentation of the performing party's invoice, which shall set forth the basis upon which such amount was calculated.

3.3. Notwithstanding Section 3.2, the parties may agree to Alternative Damages in a Transaction Confirmation executed in writing by both parties.

3.4. In addition to Sections 3.2 and 3.3, the parties may provide for a Termination Option in a Transaction Confirmation executed in writing by both parties. The Transaction Confirmation containing the Termination Option will designate the length of nonperformance triggering the Termination Option and the procedures for exercise thereof, how damages for nonperformance will be compensated, and how liquidation costs will be calculated.

SECTION 4. TRANSPORTATION, NOMINATIONS, AND IMBALANCES

4.1. Seller shall have the sole responsibility for transporting the Gas to the Delivery Point(s). Buyer shall have the sole responsibility for transporting the Gas from the Delivery Point(s).

4.2. The parties shall coordinate their nomination activities, giving sufficient time to meet the deadlines of the affected Transporter(s). Each party shall give the other party timely prior Notice, sufficient to meet the requirements of all Transporter(s) involved in the transaction, of the quantities of Gas to be delivered and purchased each Day. Should either party become aware that actual deliveries at the Delivery Point(s) are greater or lesser than the Scheduled Gas, such party shall promptly notify the other party.

4.3. The parties shall use commercially reasonable efforts to avoid imposition of any Imbalance Charges. If Buyer or Seller receives an invoice from a Transporter that includes Imbalance Charges, the parties shall determine the validity as well as the cause of such Imbalance Charges. If the Imbalance Charges were incurred as a result of Buyer's receipt of quantities of Gas greater than or less than the Scheduled Gas, then Buyer shall pay for such Imbalance Charges or reimburse Seller for such Imbalance Charges paid by Seller. If the Imbalance Charges were incurred as a result of Seller's delivery of quantities of Gas greater than or less than the Scheduled Gas, then Seller shall pay for such Imbalance Charges or reimburse Buyer for such Imbalance Charges paid by Buyer.

## SECTION 5. QUALITY AND MEASUREMENT

All Gas delivered by Seller shall meet the pressure, quality and heat content requirements of the Receiving Transporter. The unit of quantity measurement for purposes of this Contract shall be one MMBtu dry. Measurement of Gas quantities hereunder shall be in accordance with the established procedures of the Receiving Transporter.

## SECTION 6. TAXES

**The parties have selected either "Buyer Pays At and After Delivery Point" or "Seller Pays Before and At Delivery Point" as indicated on the Base Contract.**

**Buyer Pays At and After Delivery Point:**

Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses or charges imposed by any government authority ("Taxes") on or with respect to the Gas prior to the Delivery Point(s). Buyer shall pay or cause to be paid all Taxes on or with respect to the Gas at the Delivery Point(s) and all Taxes after the Delivery Point(s). If a party is required to remit or pay Taxes that are the other party's responsibility hereunder, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation thereof.

**Seller Pays Before and At Delivery Point:**

Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses or charges imposed by any government authority ("Taxes") on or with respect to the Gas prior to the Delivery Point(s) and all Taxes at the Delivery Point(s). Buyer shall pay or cause to be paid all Taxes on or with respect to the Gas after the Delivery Point(s). If a party is required to remit or pay Taxes that are the other party's responsibility hereunder, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation thereof.

## SECTION 7. BILLING, PAYMENT, AND AUDIT

7.1. Seller shall invoice Buyer for Gas delivered and received in the preceding Month and for any other applicable charges, providing supporting documentation acceptable in industry practice to support the amount charged. If the actual quantity delivered is not known by the billing date, billing will be prepared based on the quantity of Scheduled Gas. The invoiced quantity will then be adjusted to the actual quantity on the following Month's billing or as soon thereafter as actual delivery information is available.

7.2. Buyer shall remit the amount due under Section 7.1 in the manner specified in the Base Contract, in immediately available funds, on or before the later of the Payment Date or 10 Days after receipt of the invoice by Buyer; provided that if the Payment Date is not a Business Day, payment is due on the next Business Day following that date. In the event any payments are due Buyer hereunder, payment to Buyer shall be made in accordance with this Section 7.2.

7.3. In the event payments become due pursuant to Sections 3.2 or 3.3, the performing party may submit an invoice to the nonperforming party for an accelerated payment setting forth the basis upon which the invoiced amount was calculated. Payment from the nonperforming party will be due five Business Days after receipt of invoice.

7.4. If the invoiced party, in good faith, disputes the amount of any such invoice or any part thereof, such invoiced party will pay such amount as it concedes to be correct; provided, however, if the invoiced party disputes the amount due, it must provide supporting documentation acceptable in industry practice to support the amount paid or disputed. In the event the parties are unable to resolve such dispute, either party may pursue any remedy available at law or in equity to enforce its rights pursuant to this Section.

7.5. If the invoiced party fails to remit the full amount payable when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lower of (i) the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

7.6. A party shall have the right, at its own expense, upon reasonable Notice and at reasonable times, to examine and audit and to obtain copies of the relevant portion of the books, records, and telephone recordings of the other party only to the extent reasonably necessary to verify the accuracy of any statement, charge, payment, or computation made under the Contract. This right to examine, audit, and to obtain copies shall not be available with respect to proprietary information not directly relevant to transactions under this Contract. All invoices and billings shall be conclusively presumed final and accurate and all associated claims for under- or overpayments shall be deemed waived unless such invoices or billings are objected to in writing, with adequate explanation and/or documentation, within two years after the Month of Gas delivery. All retroactive adjustments under Section 7 shall be paid in full by the party owing payment within 30 Days of Notice and substantiation of such inaccuracy.

7.7. Unless the parties have elected on the Base Contract not to make this Section 7.7 applicable to this Contract, the parties shall net all undisputed amounts due and owing, and/or past due, arising under the Contract such that the party owing the greater amount shall make a single payment of the net amount to the other party in accordance with Section 7; provided that no payment required to be made pursuant to the terms of any Credit Support Obligation or pursuant to Section 7.3 shall be subject to netting under this Section. If the parties have executed a separate netting agreement, the terms and conditions therein shall prevail to the extent inconsistent herewith.

# SECTION 8. TITLE, WARRANTY, AND INDEMNITY

8.1. Unless otherwise specifically agreed, title to the Gas shall pass from Seller to Buyer at the Delivery Point(s). Seller shall have responsibility for and assume any liability with respect to the Gas prior to its delivery to Buyer at the specified Delivery Point(s). Buyer shall have responsibility for and any liability with respect to said Gas after its delivery to Buyer at the Delivery Point(s).

8.2. Seller warrants that it will have the right to convey and will transfer good and merchantable title to all Gas sold hereunder and delivered by it to Buyer, free and clear of all liens, encumbrances, and claims. EXCEPT AS PROVIDED IN THIS SECTION 8.2 AND IN SECTION 14.8, ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE, ARE DISCLAIMED.

8.3. Seller agrees to indemnify Buyer and save it harmless from all losses, liabilities or claims including reasonable attorneys' fees and costs of court ("Claims"), from any and all persons, arising from or out of claims of title, personal injury or property damage from said Gas or other charges thereon which attach before title passes to Buyer. Buyer agrees to indemnify Seller and save it harmless from all Claims, from any and all persons, arising from or out of claims regarding payment, personal injury or property damage from said Gas or other charges thereon which attach after title passes to Buyer.

8.4. Notwithstanding the other provisions of this Section 8, as between Seller and Buyer, Seller will be liable for all Claims to the extent that such arise from the failure of Gas delivered by Seller to meet the quality requirements of Section 5.

# SECTION 9. NOTICES

9.1. All Transaction Confirmations, invoices, payments and other communications made pursuant to the Base Contract ("Notices") shall be made to the addresses specified in writing by the respective parties from time to time.

9.2. All Notices required hereunder may be sent by facsimile or mutually acceptable electronic means, a nationally recognized overnight courier service, first class mail or hand delivered.

9.3. Notice shall be given when received on a Business Day by the addressee. In the absence of proof of the actual receipt date, the following presumptions will apply. Notices sent by facsimile shall be deemed to have been received upon the sending party's receipt of its facsimile machine's confirmation of successful transmission. If the day on which such facsimile is received is not a Business Day or is after five p.m. on a Business Day, then such facsimile shall be deemed to have been received on the next following Business Day. Notice by overnight mail or courier shall be deemed to have been received on the next Business Day after it was sent or such earlier time as is confirmed by the receiving party. Notice via first class mail shall be considered delivered five Business Days after mailing.

# SECTION 10. FINANCIAL RESPONSIBILITY

10.1. If either party ("X") has reasonable grounds for insecurity regarding the performance of any obligation under this Contract (whether or not then due) by the other party ("Y") (including, without limitation, the occurrence of a material change in the creditworthiness of Y), X may demand Adequate Assurance of Performance. "Adequate Assurance of Performance" shall mean sufficient security in the form, amount and for the term reasonably acceptable to X, including, but not limited to, a standby irrevocable letter of credit, a prepayment, a security interest in an asset or a performance bond or guaranty (including the issuer of any such security).

10.2. In the event (each an "Event of Default") either party (the "Defaulting Party") or its guarantor shall: (i) make an assignment or any general arrangement for the benefit of creditors; (ii) file a petition or otherwise commence, authorize, or acquiesce in the commencement of a proceeding or case under any bankruptcy or similar law for the protection of creditors or have such petition filed or proceeding commenced against it; (iii) otherwise become bankrupt or insolvent (however evidenced); (iv) be unable to pay its debts as they fall due; (v) have a receiver, provisional liquidator, conservator, custodian, trustee or other similar official appointed with respect to it or substantially all of its assets; (vi) fail to perform any obligation to the other party with respect to any Credit Support Obligations relating to the Contract; (vii) fail to give Adequate Assurance of Performance under Section 10.1 within 48 hours but at least one Business Day of a written request by the other party; or (viii) not have paid any amount due the other party hereunder on or before the second Business Day following written Notice that such payment is due; then the other party (the "Non-Defaulting Party") shall have the right, at its sole election, to immediately withhold and/or suspend deliveries or payments upon Notice and/or to terminate and liquidate the transactions under the Contract, in the manner provided in Section 10.3, in addition to any and all other remedies available hereunder.

10.3. If an Event of Default has occurred and is continuing, the Non-Defaulting Party shall have the right, by Notice to the Defaulting Party, to designate a Day, no earlier than the Day such Notice is given and no later than 20 Days after such Notice is given, as an early termination date (the "Early Termination Date") for the liquidation and termination pursuant to Section 10.3.1 of all transactions under the Contract, each a "Terminated Transaction". On the Early Termination Date, all transactions will terminate, other than those transactions, if any, that may not be liquidated and terminated under applicable law or that are, in the reasonable opinion of the Non-Defaulting Party, commercially impracticable to liquidate and terminate ("Excluded Transactions"), which Excluded Transactions must be liquidated and terminated as soon thereafter as is reasonably practicable, and upon termination shall be a Terminated Transaction and be valued consistent with Section 10.3.1 below. With respect to each Excluded Transaction, its actual termination date shall be the Early Termination Date for purposes of Section 10.3.1.

NAESB Standard 6.3.1
April 19, 2002

**The parties have selected either "Early Termination Damages Apply" or "Early Termination Damages Do Not Apply" as indicated on the Base Contract.**

**Early Termination Damages Apply:**

10.3.1. As of the Early Termination Date, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner, (i) the amount owed (whether or not then due) by each party with respect to all Gas delivered and received between the parties under Terminated Transactions and Excluded Transactions on and before the Early Termination Date and all other applicable charges relating to such deliveries and receipts (including without limitation any amounts owed under Section 3.2), for which payment has not yet been made by the party that owes such payment under this Contract and (ii) the Market Value, as defined below, of each Terminated Transaction. The Non-Defaulting Party shall (x) liquidate and accelerate each Terminated Transaction at its Market Value, so that each amount equal to the difference between such Market Value and the Contract Value, as defined below, of such Terminated Transaction(s) shall be due to the Buyer under the Terminated Transaction(s) if such Market Value exceeds the Contract Value and to the Seller if the opposite is the case; and (y) where appropriate, discount each amount then due under clause (x) above to present value in a commercially reasonable manner as of the Early Termination Date (to take account of the period between the date of liquidation and the date on which such amount would have otherwise been due pursuant to the relevant Terminated Transactions).

For purposes of this Section 10.3.1, "Contract Value" means the amount of Gas remaining to be delivered or purchased under a transaction multiplied by the Contract Price, and "Market Value" means the amount of Gas remaining to be delivered or purchased under a transaction multiplied by the market price for a similar transaction at the Delivery Point determined by the Non-Defaulting Party in a commercially reasonable manner. To ascertain the Market Value, the Non-Defaulting Party may consider, among other valuations, any or all of the settlement prices of NYMEX Gas futures contracts, quotations from leading dealers in energy swap contracts or physical gas trading markets, similar sales or purchases and any other bona fide third-party offers, all adjusted for the length of the term and differences in transportation costs. A party shall not be required to enter into a replacement transaction(s) in order to determine the Market Value. Any extension(s) of the term of a transaction to which parties are not bound as of the Early Termination Date (including but not limited to "evergreen provisions") shall not be considered in determining Contract Values and Market Values. For the avoidance of doubt, any option pursuant to which one party has the right to extend the term of a transaction shall be considered in determining Contract Values and Market Values. The rate of interest used in calculating net present value shall be determined by the Non-Defaulting Party in a commercially reasonable manner.

**Early Termination Damages Do Not Apply:**

10.3.1. As of the Early Termination Date, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner, the amount owed (whether or not then due) by each party with respect to all Gas delivered and received between the parties under Terminated Transactions and Excluded Transactions on and before the Early Termination Date and all other applicable charges relating to such deliveries and receipts (including without limitation any amounts owed under Section 3.2), for which payment has not yet been made by the party that owes such payment under this Contract.

**The parties have selected either "Other Agreement Setoffs Apply" or "Other Agreement Setoffs Do Not Apply" as indicated on the Base Contract.**

**Other Agreement Setoffs Apply:**

10.3.2. The Non-Defaulting Party shall net or aggregate, as appropriate, any and all amounts owing between the parties under Section 10.3.1, so that all such amounts are netted or aggregated to a single liquidated amount payable by one party to the other (the "Net Settlement Amount"). At its sole option and without prior Notice to the Defaulting Party, the Non-Defaulting Party may setoff (i) any Net Settlement Amount owed to the Non-Defaulting Party against any margin or other collateral held by it in connection with any Credit Support Obligation relating to the Contract; or (ii) any Net Settlement Amount payable to the Defaulting Party against any amount(s) payable by the Defaulting Party to the Non-Defaulting Party under any other agreement or arrangement between the parties.

**Other Agreement Setoffs Do Not Apply:**

10.3.2. The Non-Defaulting Party shall net or aggregate, as appropriate, any and all amounts owing between the parties under Section 10.3.1, so that all such amounts are netted or aggregated to a single liquidated amount payable by one party to the other (the "Net Settlement Amount"). At its sole option and without prior Notice to the Defaulting Party, the Non-Defaulting Party may setoff any Net Settlement Amount owed to the Non-Defaulting Party against any margin or other collateral held by it in connection with any Credit Support Obligation relating to the Contract.

10.3.3. If any obligation that is to be included in any netting, aggregation or setoff pursuant to Section 10.3.2 is unascertained, the Non-Defaulting Party may in good faith estimate that obligation and net, aggregate or setoff, as applicable, in respect of the estimate, subject to the Non-Defaulting Party accounting to the Defaulting Party when the obligation is ascertained. Any amount not then due which is included in any netting, aggregation or setoff pursuant to Section 10.3.2 shall be discounted to net present value in a commercially reasonable manner determined by the Non-Defaulting Party.

10.4. As soon as practicable after a liquidation, Notice shall be given by the Non-Defaulting Party to the Defaulting Party of the Net Settlement Amount, and whether the Net Settlement Amount is due to or due from the Non-Defaulting Party. The Notice shall include a written statement explaining in reasonable detail the calculation of such amount, provided that failure to give such Notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party. The Net Settlement Amount shall be paid by the close of business on the second Business Day following such Notice, which date shall not be earlier than the Early Termination Date. Interest on any unpaid portion of the Net Settlement Amount shall accrue from the date due until the

NAESB Standard 6.3.1
April 19, 2002

date of payment at a rate equal to the lower of (i) the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

10.5. The parties agree that the transactions hereunder constitute a "forward contract" within the meaning of the United States Bankruptcy Code and that Buyer and Seller are each "forward contract merchants" within the meaning of the United States Bankruptcy Code.

10.6. The Non-Defaulting Party's remedies under this Section 10 are the sole and exclusive remedies of the Non-Defaulting Party with respect to the occurrence of any Early Termination Date. Each party reserves to itself all other rights, setoffs, counterclaims and other defenses that it is or may be entitled to arising from the Contract.

10.7. With respect to this Section 10, if the parties have executed a separate netting agreement with close-out netting provisions, the terms and conditions therein shall prevail to the extent inconsistent herewith.

SECTION 11. FORCE MAJEURE

11.1. Except with regard to a party's obligation to make payment(s) due under Section 7, Section 10.4, and Imbalance Charges under Section 4, neither party shall be liable to the other for failure to perform a Firm obligation, to the extent such failure was caused by Force Majeure. The term "Force Majeure" as employed herein means any cause not reasonably within the control of the party claiming suspension, as further defined in Section 11.2.

11.2. Force Majeure shall include, but not be limited to, the following: (i) physical events such as acts of God, landslides, lightning, earthquakes, fires, storms or storm warnings, such as hurricanes, which result in evacuation of the affected area, floods, washouts, explosions, breakage or accident or necessity of repairs to machinery or equipment or lines of pipe; (ii) weather related events affecting an entire geographic region, such as low temperatures which cause freezing or failure of wells or lines of pipe; (iii) interruption and/or curtailment of Firm transportation and/or storage by Transporters; (iv) acts of others such as strikes, lockouts or other industrial disturbances, riots, sabotage, insurrections or wars; and (v) governmental actions such as necessity for compliance with any court order, law, statute, ordinance, regulation, or policy having the effect of law promulgated by a governmental authority having jurisdiction. Seller and Buyer shall make reasonable efforts to avoid the adverse impacts of a Force Majeure and to resolve the event or occurrence once it has occurred in order to resume performance.

11.3. Neither party shall be entitled to the benefit of the provisions of Force Majeure to the extent performance is affected by any or all of the following circumstances: (i) the curtailment of interruptible or secondary Firm transportation unless primary, in-path, Firm transportation is also curtailed; (ii) the party claiming excuse failed to remedy the condition and to resume the performance of such covenants or obligations with reasonable dispatch; or (iii) economic hardship, to include, without limitation, Seller's ability to sell Gas at a higher or more advantageous price than the Contract Price, Buyer's ability to purchase Gas at a lower or more advantageous price than the Contract Price, or a regulatory agency disallowing, in whole or in part, the pass through of costs resulting from this Agreement; (iv) the loss of Buyer's market(s) or Buyer's inability to use or resell Gas purchased hereunder, except, in either case, as provided in Section 11.2; or (v) the loss or failure of Seller's gas supply or depletion of reserves, except, in either case, as provided in Section 11.2. The party claiming Force Majeure shall not be excused from its responsibility for Imbalance Charges.

11.4. Notwithstanding anything to the contrary herein, the parties agree that the settlement of strikes, lockouts or other industrial disturbances shall be within the sole discretion of the party experiencing such disturbance.

11.5. The party whose performance is prevented by Force Majeure must provide Notice to the other party. Initial Notice may be given orally; however, written Notice with reasonably full particulars of the event or occurrence is required as soon as reasonably possible. Upon providing written Notice of Force Majeure to the other party, the affected party will be relieved of its obligation, from the onset of the Force Majeure event, to make or accept delivery of Gas, as applicable, to the extent and for the duration of Force Majeure, and neither party shall be deemed to have failed in such obligations to the other during such occurrence or event.

11.6. Notwithstanding Sections 11.2 and 11.3, the parties may agree to alternative Force Majeure provisions in a Transaction Confirmation executed in writing by both parties.

SECTION 12. TERM

This Contract may be terminated on 30 Day's written Notice, but shall remain in effect until the expiration of the latest Delivery Period of any transaction(s). The rights of either party pursuant to Section 7.6 and Section 10, the obligations to make payment hereunder, and the obligation of either party to indemnify the other, pursuant hereto shall survive the termination of the Base Contract or any transaction.

SECTION 13. LIMITATIONS

FOR BREACH OF ANY PROVISION FOR WHICH AN EXPRESS REMEDY OR MEASURE OF DAMAGES IS PROVIDED, SUCH EXPRESS REMEDY OR MEASURE OF DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY. A PARTY'S LIABILITY HEREUNDER SHALL BE LIMITED AS SET FORTH IN SUCH PROVISION, AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. IF NO REMEDY OR MEASURE OF DAMAGES IS EXPRESSLY PROVIDED HEREIN OR IN A TRANSACTION, A PARTY'S LIABILITY SHALL BE LIMITED TO DIRECT ACTUAL DAMAGES ONLY. SUCH DIRECT ACTUAL DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY, AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. UNLESS EXPRESSLY HEREIN PROVIDED, NEITHER PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT OR CONTRACT, UNDER ANY INDEMNITY PROVISION OR OTHERWISE. IT IS THE INTENT OF THE PARTIES THAT THE LIMITATIONS HEREIN IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING THE NEGLIGENCE OF ANY PARTY, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, OR ACTIVE OR PASSIVE.

TO THE EXTENT ANY DAMAGES REQUIRED TO BE PAID HEREUNDER ARE LIQUIDATED, THE PARTIES ACKNOWLEDGE THAT THE DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE, OR OTHERWISE OBTAINING AN ADEQUATE REMEDY IS INCONVENIENT AND THE DAMAGES CALCULATED HEREUNDER CONSTITUTE A REASONABLE APPROXIMATION OF THE HARM OR LOSS.

SECTION 14. MISCELLANEOUS

14.1. This Contract shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, and heirs of the respective parties hereto, and the covenants, conditions, rights and obligations of this Contract shall run for the full term of this Contract. No assignment of this Contract, in whole or in part, will be made without the prior written consent of the non-assigning party (and shall not relieve the assigning party from liability hereunder), which consent will not be unreasonably withheld or delayed; provided, either party may (i) transfer, sell, pledge, encumber, or assign this Contract or the accounts, revenues, or proceeds hereof in connection with any financing or other financial arrangements, or (ii) transfer its interest to any parent or affiliate by assignment, merger or otherwise without the prior approval of the other party. Upon any such assignment, transfer and assumption, the transferor shall remain principally liable for and shall not be relieved of or discharged from any obligations hereunder.

14.2. If any provision in this Contract is determined to be invalid, void or unenforceable by any court having jurisdiction, such determination shall not invalidate, void, or make unenforceable any other provision, agreement or covenant of this Contract.

14.3. No waiver of any breach of this Contract shall be held to be a waiver of any other or subsequent breach.

14.4. This Contract sets forth all understandings between the parties respecting each transaction subject hereto, and any prior contracts, understandings and representations, whether oral or written, relating to such transactions are merged into and superseded by this Contract and any effective transaction(s). This Contract may be amended only by a writing executed by both parties.

14.5. The interpretation and performance of this Contract shall be governed by the laws of the jurisdiction as indicated on the Base Contract, excluding, however, any conflict of laws rule which would apply the law of another jurisdiction.

14.6. This Contract and all provisions herein will be subject to all applicable and valid statutes, rules, orders and regulations of any governmental authority having jurisdiction over the parties, their facilities, or Gas supply, this Contract or transaction or any provisions thereof.

14.7. There is no third party beneficiary to this Contract.

14.8. Each party to this Contract represents and warrants that it has full and complete authority to enter into and perform this Contract. Each person who executes this Contract on behalf of either party represents and warrants that it has full and complete authority to do so and that such party will be bound thereby.

14.9. The headings and subheadings contained in this Contract are used solely for convenience and do not constitute a part of this Contract between the parties and shall not be used to construe or interpret the provisions of this Contract.

14.10. Unless the parties have elected on the Base Contract not to make this Section 14.10 applicable to this Contract, neither party shall disclose directly or indirectly without the prior written consent of the other party the terms of any transaction to a third party (other than the employees, lenders, royalty owners, counsel, accountants and other agents of the party, or prospective purchasers of all or substantially all of a party's assets or of any rights under this Contract, provided such persons shall have agreed to keep such terms confidential) except (i) in order to comply with any applicable law, order, regulation, or exchange rule, (ii) to the extent necessary for the enforcement of this Contract , (iii) to the extent necessary to implement any transaction, or (iv) to the extent such information is delivered to such third party for the sole purpose of calculating a published index. Each party shall notify the other party of any proceeding of which it is aware which may result in disclosure of the terms of any transaction (other than as permitted hereunder) and use reasonable efforts to prevent or limit the disclosure. The existence of this Contract is not subject to this confidentiality obligation. Subject to Section 13, the parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with this confidentiality obligation. The terms of any transaction hereunder shall be kept confidential by the parties hereto for one year from the expiration of the transaction.

In the event that disclosure is required by a governmental body or applicable law, the party subject to such requirement may disclose the material terms of this Contract to the extent so required, but shall promptly notify the other party, prior to disclosure, and shall cooperate (consistent with the disclosing party's legal obligations) with the other party's efforts to obtain protective orders or similar restraints with respect to such disclosure at the expense of the other party.

14.11 The parties may agree to dispute resolution procedures in Special Provisions attached to the Base Contract or in a Transaction Confirmation executed in writing by both parties.

**DISCLAIMER:** The purposes of this Contract are to facilitate trade, avoid misunderstandings and make more definite the terms of contracts of purchase and sale of natural gas. Further, NAESB does not mandate the use of this Contract by any party. **NAESB DISCLAIMS AND EXCLUDES, AND ANY USER OF THIS CONTRACT ACKNOWLEDGES AND AGREES TO NAESB'S DISCLAIMER OF, ANY AND ALL WARRANTIES, CONDITIONS OR REPRESENTATIONS, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WITH RESPECT TO THIS CONTRACT OR ANY PART THEREOF, INCLUDING ANY AND ALL IMPLIED WARRANTIES OR CONDITIONS OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS OR SUITABILITY FOR ANY PARTICULAR PURPOSE (WHETHER OR NOT NAESB KNOWS, HAS REASON TO KNOW, HAS BEEN ADVISED, OR IS OTHERWISE IN FACT AWARE OF ANY SUCH PURPOSE), WHETHER ALLEGED TO ARISE BY LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING. EACH USER OF THIS CONTRACT ALSO AGREES THAT UNDER NO CIRCUMSTANCES WILL NAESB BE LIABLE FOR ANY DIRECT, SPECIAL, INCIDENTAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF ANY USE OF THIS CONTRACT.**

**Canadian Addendum**

This Canadian Addendum ("Canadian Addendum") is entered into as of the following dated December 15, 2004

The parties to this Canadian Addendum are the following:

| | | |
|---|---|---|
| Imperial Oil Resources, an Alberta limited partnership | and | Selkirk Cogen Partners, L.P. |
| 237- 4th Avenue S.W. | | 24 Power Park Drive |
| P.O. Box 2480, Station M, Calgary, Alberta, Canada T2P 3M9 | | Selkirk, NY 12158 |
| Duns Number: | | Duns Number: 78-732-7881 |
| U.S. Federal Tax ID Number: | | U.S. Federal Tax ID Number: 04-3126542 |
| *Notices*: | | |
| Attn: See Attachment 3 | | Attn: See Attachment 3 |
| Phone:          Fax: | | Phone:          Fax: |

IN WITNESS WHEREOF, the parties hereto agree to the terms and conditions set forth herein and have executed this Canadian Addendum in duplicate.

| | |
|---|---|
| Imperial Oil Resources, an Alberta limited partnership | Selkirk Cogen Partners, L.P. |
| | By: JMC Selkirk, Inc., Managing General Partner |
| By /s/ DAVE GRIFFITHS | By /s/ P. CHRISMAN IRIBE |
| Name: Dave Griffiths | Name: P. Chrisman Iribe |
| Title: Manager Gas, NGL, Power Marketing | Title: President |

**Addendum:** This Canadian Addendum constitutes an Addendum to that certain Base Contract for Sale and Purchase of Natural Gas, as identified above, between the parties ("Base Contract"), and supplements and amends the Base Contract affecting transactions thereunder. Unless amended herein, the Base Contract continues to apply. Capitalized terms used in this Canadian Addendum which are not herein defined will have the meanings ascribed to them in the Base Contract. In the event of a conflict between the terms of this Canadian Addendum and the Base Contract, the terms of this Canadian Addendum shall apply.

**Term:** This Canadian Addendum shall be effective from and after the date on which it is entered into and continue in effect until terminated by either party upon 30 Days' written Notice to the other party; provided, however, that this Canadian Addendum may not be terminated prior to the expiration of the latest Delivery Period of any transactions previously agreed to by the parties which are subject to this Canadian Addendum. The obligation to make payment hereunder, including any related adjustments, shall survive the termination of this Canadian Addendum.

The parties hereby agree to the following provisions. In the event the parties fail to check a box, the default provision for each section shall apply. **Select only 1 box from each section:**

**Section 2.26: Spot Price Publication: Delete the selection made on the cover page of the Base Contract and replace it with the following:**

&#9746; Canadian Gas Price Reporter (default if the Delivery Point is in Canada)

&#9744; Gas Daily Midpoint (default if the Delivery Point is in the United States)

&#9744; _____

**Section 10.4: Termination Currency**

&#9746; U.S. Dollars (default)

&#9744; Canadian Dollars

&#9744; _____

Section 14.5: Choice of Law: If a selection is made herein, delete the selection made on the cover page of the Base Contract and replace it with the following:

&#9744; _____

**Delete Section 2.1 and replace it with the following:**

2.1 "Alternative Damages" shall mean such damages, expressed in United States dollars or United States dollars per MMBtu, or Canadian dollars or Canadian dollars per GJ, as the parties shall agree upon in the Transaction Confirmation, in the event either Seller or Buyer fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer.

**Delete Section 2.4 and replace it with the following:**

2.4 "Business Day" shall mean any day except Saturday, Sunday, or a statutory or banking holiday observed in the jurisdiction specified pursuant to Section 14.5. A Business Day shall open at 8:00 a.m. and close at 5:00 p.m. local time for the relevant party's principal place of business. The relevant party, in each instance unless otherwise specified, shall be the party to whom the Notice is being sent and by whom the Notice is to be received.

**Delete Section 2.8 and replace it with the following:**

2.8 "Contract Price" shall mean, if the Delivery Point is in the United States, the amount expressed in U.S. Dollars per MMBtu or, if the Delivery Point is in Canada, the amount expressed in Canadian Dollars per GJ, unless specified otherwise in a transaction, to be paid by Buyer to Seller for the purchase of Gas as agreed to by the parties in a transaction.

**Add the following as Section 2.30:**

2.30 "GJ" shall mean 1 gigajoule; 1 gigajoule = 1,000,000,000 Joules. The standard conversion factor between Dekatherms and GJ's is 1.055056 GJ's per Dekatherm.

**Add the following as Section 2.31:**

2.31 "Joule" shall mean the joule specified in the SI system of units.

**Add the following as Section 2.32:**

2.32 "Termination Currency Equivalent" shall mean, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency that the Non-Defaulting Party would be required to pay, on the Early Termination Date, to purchase such amount of Other Currency for spot delivery, as determined by the Non-Defaulting Party in a commercially reasonable manner.

**Delete Section 5 and replace it with the following:**

All Gas delivered by Seller shall meet the pressure, quality and heat content requirements of the Receiving Transporter. The unit of quantity measurement for purposes of this Contract shall be one MMBtu dry or one GJ, as agreed to by the parties in a transaction. Measurement of Gas quantities hereunder shall be in accordance with the established procedures of the Receiving Transporter.

**Add the following to Section 6:**

**Sections 6.2, 6.3 and 6.4 apply if the Delivery Point is in Canada.**

6.2 The Contract Price does not include any amounts payable by Buyer for the goods and services tax ("GST") imposed pursuant to the Excise Tax Act (Canada) ("ETA") or any similar or replacement value added or sales or use tax enacted under successor legislation. Notwithstanding whether the parties have selected "Buyer Pays At and After Delivery Point" or "Seller Pays Before and At Delivery Point" as indicated on the Base Contract, Buyer will pay to Seller the amount of GST payable for the purchase of Gas in addition to all other amounts payable under the Contract. Seller will hold the GST paid by Buyer and will remit such GST as required by law. Buyer and Seller will provide each other with the information required to make such GST remittance or claim any corresponding input tax credits, including GST registration numbers.

6.3 Where Buyer indicates to Seller that Gas will be exported from Canada, the following shall apply:

6.3.1 Where Buyer is not registered for GST under the ETA and Buyer indicates to Seller that Gas will be exported from Canada, Buyer may request Seller treat such Gas as "zero-rated" Gas for export within the meaning of the ETA for billing purposes. If Seller, in its sole discretion, agrees to so treat such Gas, then Buyer hereby declares, represents and warrants to Seller that Buyer will: (i) export such Gas as soon as is reasonably possible after Seller delivers such Gas to Buyer (or after such Gas is delivered to Buyer after a zero-rated storage service under the ETA) having regard to the circumstances surrounding the export and, where applicable, normal business practice; (ii) not acquire such Gas for consumption or use in Canada (other than as fuel or compressor gas to transport such Gas by pipeline) or for supply in Canada (other than to supply natural gas liquids or ethane the consideration for which is deemed by the ETA to be nil) before export of such Gas; (iii) ensure that, after such Gas is delivered and before export, such Gas is not further processed, transformed or altered in Canada (except to the extent reasonably necessary or incidental to its transportation and other than to recover natural gas liquids or ethane from such Gas at a straddle plant); (iv) maintain on file, and provide to Seller, if required, or to the Canada Customs and Revenue Agency, evidence satisfactory to the Minister of National Revenue of the export of such Gas by Buyer; and/or (v) comply with all other requirements prescribed by the ETA for a zero-rated export of such Gas.

6.3.2 Where Buyer is registered for GST under the ETA and Buyer indicates to Seller that Gas will be exported from Canada, Buyer may request Seller treat such Gas as "zero-rated" Gas for export within the meaning of the ETA for billing purposes, and Buyer hereby declares, represents and warrants to Seller that Buyer intends to export such Gas by means of pipeline or other conduit in circumstances described in Section 6.3.1 (i) to (iii).

6.3.3 Without limiting the generality of Section 8.3, Buyer indemnifies Seller for any GST, penalties and interest and all other damages and costs of any nature arising from breach of the declarations, representations and warranties contained in Section 6.3.1 or 6.3.2, or otherwise from application of GST to Gas declared, represented and warranted by Buyer to be acquired for export from Canada.

6.4 In the event that any amount becomes payable pursuant to the Contract as a result of a breach, modification or termination of the Contract, the amount payable shall be increased by any applicable Taxes or GST remittable by the recipient in respect of that amount.

**Delete Section 7.5 and replace it with the following:**

7.5 If the invoiced party fails to remit the full amount payable when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lower of: (i) if the amount payable is in United States currency, the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or, if the amount payable is in Canadian currency, the per annum rate of interest identified from time to time as the prime lending rate charged to its most credit worthy customers for Canadian currency commercial loans by The Toronto Dominion Bank, Main Branch, Calgary, Alberta, Canada, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

**Delete Section 7.7 and replace it with the following:**

7.7 Unless the parties have elected on the Base Contract not to make this Section 7.7 applicable to this Contract, the parties shall net all undisputed amounts due and owing, and/or past due, in the same currency, arising under the Contract such that the party owing the greater amount shall make a single payment of the net amount to the other party in accordance with Section 7; provided that no payment required to be made pursuant to the terms of any Credit Support Obligation or pursuant to Section 7.3 shall be subject to netting under this Section. If the parties have executed a separate netting agreement, the terms and conditions therein shall prevail to the extent inconsistent herewith.

**Add the following as Section 7.8:**

7.8 For each transaction, all associated payments shall be made in the currency of the Contract Price for such transaction.

**Add the following as Section 10.3.4:**

10.3.4 The Non-Defaulting Party shall use the Termination Currency Equivalent of any amount denominated in a currency other than the Termination Currency in performing any netting, aggregation or setoff required or permitted by Section 10.3.1 or 10.3.2.

**Delete Section 10.4 and replace it with the following:**

10.4. As soon as practicable after a liquidation, Notice shall be given by the Non-Defaulting Party to the Defaulting Party of the Net Settlement Amount, and whether the Net Settlement Amount is due to or due from the Non-Defaulting Party. The Notice shall include a written statement explaining in reasonable detail the calculation of such amount, provided that failure to give such Notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party. The Net Settlement Amount shall be paid, in the Termination Currency, by the close of business on the second Business Day following such Notice, which date shall not be earlier than the Early Termination Date. Interest on any unpaid portion of the Net Settlement Amount shall accrue from the date due until the date of payment at a rate equal to the lower of: (i) if the amount payable is in United States currency, the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or, if the amount payable is in Canadian currency, the per annum rate of interest identified from time to time as the prime lending rate charged to its most credit worthy customers for Canadian currency commercial loans by The Toronto Dominion Bank, Main Branch, Calgary, Alberta, Canada, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

**Delete Section 10.5 and replace it with the following:**

10.5 The parties agree that the transactions hereunder constitute a "forward contract" within the meaning of the United States Bankruptcy Code and that Buyer and Seller are each "forward contract merchants" within the meaning of the United States Bankruptcy Code. The parties also agree that the transactions hereunder constitute an "eligible financial contract" within the meaning of the Bankruptcy and Insolvency Act (Canada) and the Companies Creditors Arrangements Act (Canada), and similar Canadian legislation.

**Delete Exhibit A ("Transaction Confirmation") and replace it with the following:**

TRANSACTION CONFIRMATION-EXHIBIT A
FOR IMMEDIATE DELIVERY

Letterhead/Logo

Date: December 15, 2004
Transaction Confirmation #:

This Transaction Confirmation is subject to the Base Contract between Seller and Buyer dated December 15, 2004.

This Transaction Confirmation is also subject to the Canadian Addendum between Seller and Buyer dated December 15, 2004.
[x] Yes (default) [ ] No

The terms of this Transaction Confirmation are binding unless disputed in writing within 2 Business Days of receipt unless otherwise specified in the Base Contract.

**SELLER:**
Imperial Oil Resources, an Alberta limited partnership
237- 4th Avenue S.W.
P.O. Box 2480, Station M, Calgary, AB, Canada T2P 3M9

Attn: See Attachment 3
Phone: See Attachment 3
Fax: See Attachment 3
Base Contract No.___________________________________
Transporter:________________________________________
Transporter Contract Number: _______________________

**BUYER:**
Selkirk Cogen Partners, L.P.
24 Power Park Drive
Selkirk, NY 12158

Attn: See Attachment 3
Phone: See Attachment 3
Fax: See Attachment 3
Base Contract No.________________________________
Transporter: ___________________________________
Transporter Contract Number: ____________________

Contract Price:

Monthly Contract Price = [ (0.90 * AMI + 1.0 * NDC) * CR * ER ], where AMI, NDC, CR and ER are defined as follows:

AMI (Alberta Monthly Indext) = the "AECO "C" & N.I.T. One Month Spot as reported for the applicable month in the Canadian Gas Price Reporter ,"Avg" column in units of $CA/GJ.

NDC (NOVA Delivery Charge)= the Nova Delivery Charges at Empress for the applicable month, equal to the sum of, as applicable, the delivery demand charges, the delivery variable commodity charges, and the delivery fuel charges, subject to a cap of 0.30 US$/mmBTU.

CR (Conversion Rate) = 1.055056 GJ/MMBtu

ER (US$/CA$ Exchange Rate) = the "Canada/U.S. Exchange Rate" for the applicable month as reported in the Canadian Gas Price Reporter

Delivery Period: Begin: November 1 , 2009 End: October 31, 2014

**Performance Obligation and Contract Quantity:** (Select One)

**Firm (Fixed Quantity):**
__________MMBtus/day
☐ EFP

**Firm (Variable Quantity):**
0 MMBtus/day Minimum
20,660 MMBtus/day Maximum
subject to Section 4.2. at election of
x Buyer or ☐ Seller

**Interruptible:**
Up to__________MMBtus/day

**Delivery Point(s):** Empress, into TCPL mainline

(If a pooling point is used, list a specific geographic and pipeline location)

**Canadian Export Zero Rating** (Section 6.3): [ ] No (default) [x] Yes

**Special Conditions:**

See Attachment 1.

Seller: Imperial Oil Resources

By: /s/ D.C. GRIFFITHS

Title: Manager Gas, NGL, and Power Marketing

Date: December 17, 2004

Buyer: Selkirk Cogen Partners, L.P.

By: JMC Selkirk, Inc., Managing General Partner
/s/ P. CHRISMAN IRIBE

Title: President

Date: December 23, 2004


Page 13 of 21
NAESB Standard 6.3.1
April 19, 2002

**Attachment 1- Special Conditions**

(i)   Conditions Precedent: This Transaction Confirmation is subject to the condition precedent of the execution of an amending agreement concerning the pricing for all volumes delivered under the Gas Sale and Purchase Contract between Buyer and Seller dated October 22, 1992, as amended ("Existing Agreement").

(ii)  Prior Period Agreement: To the extent that any National Energy Board approval requirements, under the current long term export license, for the amending agreement referred to in (i) above delays the effective date such amending agreement past November 1, 2004, then Buyer agrees to keep Seller financially whole as if the amending agreement took effect November 1, 2004 by paying Seller the positive difference (zero if negative) between the contract price under the Existing Agreement and the contract price under the amending agreement for all volumes delivered under the Existing Agreement.

(iii) Annual Minimum Take Obligation of Buyer: The Buyer's obligation to take under this Transaction Confirmation is subject to a minimum annual take obligation during each Contract Year, as defined below, of 69% of the maximum daily quantity times 365 days, provided that Buyer provides Seller with 2 Business Days notice whenever volume to be taken on any day is less than the maximum contract quantity of 20,660 MMBTu/d. "Contract Year" means November 1 through October 31.

(iv)  Liquidated Damages: Seller agrees to pay liquidated damages under section 3.2 if Buyer is unable to export gas from Canada due to suspension, if applicable, of Seller's short or long term removal permit by the Alberta Energy Resources Conservation Board or Buyer's short or long term export permit by the National Energy Board.

(v)   Replacement Oil Index: Buyer agrees to apply a replacement No. 2 fuel oil index for October 2004 deliveries defined as follows: "the US Wholesale Posted Price for PAD1, MetroNY (Eth) Diesel No.2 Fuel".

(vi)  Settlement of Outstanding Accounts and Release and Discharge: Buyer will pay Seller $US 500,000 to settle all outstanding billing and/or other contractual issues under or relating to the Existing Agreement (whether known or unknown, liquidated or unliquidated, actual or contingent ("Disputes"). Buyer and Seller agree that such payment resolves all Disputes, that the other party has satisfied its payment, supply and all other obligations related to the Existing Agreement outstanding as of October 31, 2004 and for the period November 1, 1994 through December 31, 2004 and each party releases and forever discharges the other from any and all further payment, obligation, debt or liability whatsoever with respect to the Disputes through December 31, 2004. Seller agrees to receive payment for these adjustments in accordance with the following schedule: 100,000 US$ in December, 2004 and then 80,000 US$ in each month over period January 2005 to May 2005.

(vii) No Restriction on Gas Use: Seller acknowledges that there is no restriction on Buyer's use or utilization of Contract Quantities under this Agreement.

(viii) Termination by Buyer: Should Seller be unable to secure the extension of its existing Alberta Energy and Utilities Board ("AEUB") removal permit or obtain a new AEUB removal permits to allow deliveries of Gas hereunder through October 31, 2014, Buyer may, at its sole option, waive its right to liquidated damages as described in Section IV of these Special Conditions and instead terminate this transaction. Additionally, should Buyer no longer be a party to the power purchase agreement defined in Section 1.1(h) of the Existing Agreement, Buyer may, at its sole option, terminate this transaction upon 90 days advance written notice to Seller. In the case of any termination by Buyer under this Section X, neither party shall have any liability to the other for the payment of any amounts pursuant to Section 10.3 of this Contract.

(ix)  For this transaction only, Section 14.6 is amended by adding at the end of the Section, the following:

"For greater clarity, the parties agree:

(a)   Seller covenants that:

(i)   Seller has obtained or will obtain a removal permit pursuant to the Alberta Gas Resources Preservation Act for Gas delivered and sold under this transaction by the time deliveries are to commence hereunder; and

NAESB Standard 6.3.1
April 19, 2002

(ii) Seller shall commit such reserves and deliverability for the term of this transaction as necessary for Seller to maintain such removal permit, and if required, for Buyer to obtain and maintain its export licence to export Gas to the United States under this transaction.

(b) Buyer covenants that

Buyer shall use all commercially reasonable efforts to obtain and maintain consents and approvals required for the effectiveness of this Transaction, including each federal, state and local governmental agency or other authority in Canada and the United States which has jurisdiction over the export from Canada, sale, import into the United States, transportation on facilities of Transporters, including, without limitation, the National Energy Board of Canada, the federal Governor-in-Council, and the Office of Fossil Energy of the United States Department of Energy."

**END OF SPECIAL CONDITIONS**

NAESB Standard 6.3.1
April 19, 2002

**Attachment 2 - Special Provisions to**
**NAESB Base Contract with Canadian Addendum**

These Special Provisions amend and supplement the Base Contract for Sale and Purchase of Natural Gas ("Base Contract") and the Canadian Addendum. In the event of a conflict among the terms of these Special Provisions, the Base Contract and the Canadian Addendum, the terms of these Special Provisions shall apply.

**Amendments to Base Contract**

1. **Section 2- Definitions**

   (a) Add the following at the end of Section 2.8:

   "Contract Price does not include any sales, use, gross receipt, value-added, production, severance or other such taxes imposed on the Gas or Buyer (or Seller for the account of Buyer) at or after the Delivery Point."

   (b) Delete Section 2.14 in its entirety and replace with the following: "Delivery Point(s)" shall mean such point(s) as agreed to by the parties in a transaction, subject to the condition that such delivery point(s) must be in Canada."

   (c) Delete Section 2.26 in its entirety and replace with the following:

   "2.26 "Spot Price" as referred to in Section 3.2 shall mean AMI plus NDC, where AMI and NDC are defined as follows: AMI = the "AECO "C" & N.I.T. One Month Spot as reported in the Canadian Gas Price Reporter ,"Avg" column in units of $/GJ and NDC = Nova delivery charges at Empress, including, as applicable, demand charges, variable commodity charges and fuel charges, subject to a cap of 0.30 US$/mmBTU."

2. **Section 3- Performance Obligation**

   (a) Add the following at the end of Section 3.1:

   "Seller shall have the right, but not the obligation, to deliver all, or any part, of the Contract Quantity, as set forth under any Transaction Confirmation, from alternate sources of production at no additional cost to Buyer. Such Gas shall be delivered to Buyer at the Delivery Point(s) or at "Alternate Delivery Point(s)", where said term shall mean any mutually agreeable point(s) of delivery, other than the Delivery Point(s) set forth in the Transaction Confirmation(s)."

   (b) Add the following paragraph as a new Section 3.5:

   "3.5. Seller, at no additional cost to Buyer, reserves the right to process Gas sold under any Transaction Confirmation either upstream or downstream of the Delivery Point(s) and retain title to the gas liquids. In the event such processing occurs downstream of the Delivery Point(s), the volume measured at the Delivery Point(s) shall be increased to adjust for processing plant fuel and shrinkage. Seller shall bear all the costs of transportation attributable to plant fuel and shrinkage."

3. **Section 4. Transportation, Nominations, and Imbalances**

   (a) Add the following sentence to the end of Section 4.3:

   "Under no circumstances shall a party be responsible for Imbalance Charges related to excess or unauthorized takes, violations of Operational Flow Orders, or similar penalties, related to the other party's receipt or delivery of quantities of Gas greater than or less than the Scheduled Gas, as such Scheduled Gas may be adjusted from time to time."

4. **Section 7. Billing, Payment, and Audit**

   (a) Insert the following at the end of the second sentence of Section 7.6:

   "and to the extent that any proprietary information is made available, Section 14.10 shall apply to such proprietary information, notwithstanding the parties' election that Section 14.10 shall not otherwise apply to this Contract."



April 19, 2002

5. **Section 10. Financial Responsibility**

(a) Delete section 10.1 in its entirety and replace with:

"If either party ("X") has its credit ratings for its long-term debt obligations reduced below both BBB-("triple B, minus") as rated by Standard and Poor's Rating Group (a division of McGraw-Hill, Inc.), or its successor, and Baa3 ("B, double-a, three") as rated by Moody's Investors Services, Inc., or its successor, then the other party ("Y") may demand Adequate Assurance of Performance. "Adequate Assurance of Performance" shall mean sufficient security in the form, amount and for the term reasonably acceptable to party Y including, but not limited to, a standby irrevocable letter of credit, a prepayment, or a performance bond or guaranty, subject to a maximum aggregate amount of 3,500,000 US$."

(b) In section 10.2 (vii), replace the words "48 hours but at least one Business Day" with the words "7 Days".

6. **Section 11. Force Majeure**

(a) The first sentence of Section 11.1 is amended by adding after the phrase "Except with regard to a party's obligation to make payment (s) due under Section 7" the following phrase, "for Gas delivered by Seller and received by Buyer".

(b) In Section 11.2 (ii), delete the words "an entire" and replace with "a".

(c) Section 11.3 is amended by adding subsection (vi) as follows:

"(vi) such party's failure to obtain or maintain any permit, consent or approval of any governmental authority which such party is obligated to obtain and maintain under this Contract (other than as a result of a change of law or regulation)."

(d) Also, in Section 11.3, add the following sentence at the end of Section 11.3:

"The party claiming Force Majeure shall not be required to buy Gas (if a Seller) or sell Gas (if a Buyer) to avoid the adverse impacts of a Force Majeure event. If a party's performance is excused by a Force Majeure event, the other party may sell Gas to a third party (if a Seller) or buy Gas from a third party (if a Buyer) to the extent that the claiming party's performance has been excused. No Force Majeure event shall extend the term of the Contract or the Delivery Period of any Transaction Confirmation."

(e) Add the following at the end of Section 11.4, "and that the repair or replacement of plants, equipment, wells or other facilities is only required if commercially reasonable."

(f) Add a new Section 11.7 as follows:

"If the Force Majeure is caused by a single event lasting a minimum of six (6) consecutive Months, upon Notice, either party may terminate the Transaction(s) affected by the Force Majeure; provided, however, that such Notice is received prior to the cessation of the Force Majeure."

7. **Section 14. Miscellaneous**.

(a) The second sentence of Section 14.1 is amended by adding a new subsection (iii) as follows:

"(iii) assign this Contract to a purchaser of all or substantially all of its assets, or in consequence of any merger or amalgamation of such party with another person."

(b) Section 14.1 is further amended by the addition of the following language:

"(a) Seller specifically acknowledges that Buyer has assigned all of its right, title and interest in and to the Contract and the accounts, revenues and proceeds hereof to Deutsche Bank Trust Company Americas, as Collateral Agent for the trustee under Buyer's Trust Indenture dated as of May 1, 1994 (the "Indenture") and certain other lenders and lenders' agents or trustees (together with its

NAESB Standard 6.3.1
April 19, 2002

successors and assigns, the "Collateral Agent"), pursuant to the Amended and Restated Security Agreement and Assignment of Contracts dated as of May 1, 1994 made by Buyer in favor of the Collateral Agent, and Seller consents to such assignment.

(b)  Seller agrees to execute and deliver, at Buyer's request, such documents (including, but not limited to, a consent and legal opinion) as may be reasonably necessary to satisfy the requirements of Section 6.20(c) of the Indenture with respect to such assignment,

(i) such consent to contain the following provisions, and other provisions reasonably requested: (A) Seller's agreement not to terminate or suspend the performance of its obligations under this Contract unless it gives the Collateral Agent notice of the default under this Contract by Buyer and the opportunity to cure the default; and (B) Seller's agreement, if this Contract is terminated by any bankruptcy or insolvency proceeding of Buyer and the Collateral Agent or its proposed assignee certifies its intention to assume the future liabilities and obligations of Buyer, to enter in any new additional contract with the Collateral Agent or its assignee for the remaining term of, and on the same terms and conditions as, the terminated Contract; and

(ii) such legal opinion to be delivered by counsel reasonably acceptable to the Collateral Agent, in form and substance reasonably acceptable to the Collateral Agent, and covering the following matters: (1) Seller has the power, authority and legal right to execute, deliver and perform this Contract; (2)the execution and delivery of this Contract by Seller and the performance of its obligations thereunder have been duly authorized by all necessary corporate or partnership action and do not (A) require any consent or approval of any shareholder or partner, except those consents and approvals which have already been obtained, (B) violate any provision of any applicable law, (C) result in a breach or constitue a default under any indenture, loans, credit agreement or any other agreement, lease or instrument of Seller; (3) this Contract has been duly executed and delivered, is in full force and effect and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except for standard bankruptcy exclusions; and (4) all government approvals required with respect to the execution and delivery of this Contract and the performance of Seller's obligations under this Contract (other than National Energy Board permits for which Buyer is responsible) have been obtained; provided that the parties recognize that (a) Seller must advise the Alberta Energy and Utilities Board of this Contract (under the terms of its existing Removal Permit(s)), and (b) Seller will eventually need to extend the term of its existing AEUB Removal Permit or obtain a new AEUB Removal Permit(s) to allow deliveries hereunder through October 31, 2014.

(c)  Seller represents and warrants, for the benefit of Buyer and the Collateral Agent the following:(1) this Contract is in full force and effect and there are no amendments, modifications or supplements thereto or any substitute therefor; (2) Seller has not assigned, transferred, pledged or hypothecated this Contract or any interest therein; (3) Seller has no knowledge of any default by Buyer under this Contract; (4) none of Buyer's rights under this Contract have been waived; and (5) the assignment of this Contract to the Collateral Agent as security and the consent to such assignment will not cause or constitute a default under this Contract or an event or condition which would lead to a default under this Contract."

(c)  Section 14.8 is amended by adding at the end of the section the following: "Seller acknowledges and agrees that (a) Buyer is a limited partnership; (b) Seller shall have no recourse against any partner(s) in Buyer with respect to the obligations of Buyer and its sole recourse shall be against the limited partnership assets, irrespective of any failure to comply with applicable law or any provisions of this Contract, (c) no claim shall be made against any partner(s) in Buyer in connection with the obligations of Buyer under this Contract, (d) Seller shall have no right to any claim in respect of Buyer not yet due and owing except as specifically provided for in this Contract, and (e) this representation is made expressly for the benefit of the partner(s) in Buyer."

(d)  In Section 14.10, add the word "affiliates" after the word "employees" in the 3rd line, delete the word "or" before "(iv)" in the 6th line and add the following words after the words published index" in the 7th line: "or, (v) as may be required in submissions to regulatory agencies"

(e)  Delete Section 14.11 and replace it with the following: "14.11 Any controversy or claim arising out of or relating to the Contract shall be determined by arbitration in accordance with the then current National Arbitration Rules of the ADR Institute of Canada, Inc. The place of arbitration shall be Toronto, Ontario, or another location

NAESB Standard 6.3.1
April 19, 2002

mutually agreed by the parties and the language of the arbitration shall be English. [The parties also agree that the United Nations Convention on Contracts for the International Sale of Goods is hereby excluded and will not apply to the Contract."]

**Amendments to Canadian Addendum**

1. **Section 2. Definitions**

(a) In Section 2.4, delete the definition of "Business Day" and replace it with the following definition:

"Business Day" shall mean any day except Saturday, Sunday, or a statutory or banking holiday observed in either party's jurisdiction for its principal place of business. A Business Day shall open at 8:00 a.m. and close at 5:00 p.m. local time for the relevant party's principal place of business. The relevant party, in each instance unless otherwise specified, shall be the party to whom the notice, payment or delivery is being sent and by whom the notice or payment or delivery is to be received."

2. **Section 6. Taxes**

(a) In Section 6.2, in the first sentence, after the words "goods and services tax ("GST")", add the words "or any combined or harmonized federal and provincial goods and services tax or sales tax ("HST"), and after the words "pursuant to the ETA", add the words "or any provincial sales tax legislation".

(b) In Section 6.2, in each of the fourth, fifth, sixth and seventh lines, after the word "GST", add the words "or HST".

(c) In the first line of Sections 6.3.1, 6.3.2, 6.3.3, in the third line of Section 6.3.3 and in the second line of Section 6.4, after the word "GST", add the words "or HST".

**END OF SPECIAL PROVISIONS**

NAESB Standard 6.3.1
April 19, 2002

**Attachment 3 - Notices and Payment Information**

**Imperial Oil Resources**

**Invoices:**
Imperial Oil Resources
Attention: Gas Marketing Accounting
P.O. Box 2480, Station M
237-4th Avenue S.W.
Calgary, Alberta
Canada T2P 3M9
Phone: (403) 237-3814
Fax: (403) 232-5870

**Notices/Transaction
Confirmations/Correspondence:**
Imperial Oil Resources
Attn: Natural Gas Marketing Manager, 237-4th
Avenue S.W.
Calgary, Alberta
Canada T2P 0H6
Phone: (403) 237-3994
Fax: (403) 232-5870

**Payments/Wire Transfer/ACH:**
**Destination Bank (IBK):**
CHASUS33
Chase Manhattan Bank
New York, New York
ABA 021000021
**Pay to Bank (BBK):**
ROYCCAT2
Royal Bank of Canada
255 5th Avenue S.W.
Calgary, Alberta
UID 055253
**Beneficiary (BNF):**
/023194084430 (US Funds)
/023190000489 (CDN Funds)

**Gas Control:**
Gas Control
Phone: (403) 237-3897 or (403) 860-1939
Fax: (403) 232-5870

**Invoices:**
Selkirk Cogen Partners, L.P.
Attention: Accounting Manager
24 Power Park Drive
Selkirk, NY 12158
Phone: (518) 475-5773 x 143
Fax: (518) 475-5199

**Notices/Transaction
Confirmations/Correspondence:**
Selkirk Cogen Partners, L.P.
Attention: General Manager (Notices & Correspondence)
Site Business Analyst (Transactions & Confirmations)
24 Power Park Drive
Selkirk, NY 12159
Phone: (518) 475-5773 x 102
Fax: (518) 475-5199

**Payments/Wire Transfer/ACH:**
Bankers Trust Company
ABA: 021-001-033
ACCT: 01-419-647
Other Details: Project Revenue Fund #12103

**Gas Control:**

NAESB Standard 6.3.1
April 19, 2002

**EXHIBIT 10.3**

SECOND AMENDED AND RESTATED NATURAL GAS PURCHASE

AGREEMENT

between

SELKIRK COGEN PARTNERS, L.P.

and

ENCANA CORPORATION

dated January 1, 2005

**INDEX**

## SECOND AMENDED AND RESTATED NATURAL GAS PURCHASE AGREEMENT

THIS SECOND AMENDED AND RESTATED NATURAL GAS PURCHASE AGREEMENT ("Agreement"), made as of the 1st day of January, 2005.

BETWEEN:

Selkirk Cogen Partners, L.P., a Delaware limited partnership with its principal place of business in Selkirk, New York ("Buyer")

OF THE FIRST PART

- and –

EnCana Corporation, a Canadian corporation, with its principal place of business in Calgary, Alberta ("Seller")

OF THE SECOND PART

WHEREAS Buyer desires to purchase and receive a long-term, firm natural gas supply from Seller and Seller desires to sell and deliver a long-term, firm natural gas supply to Buyer.

WHEREAS the parties entered into a long term Natural Gas Purchase Agreement dated August 12, 1991, as amended by subsequent letter agreements (the "Amended August 12, 1991 Agreement");

WHEREAS the parties amended and restated the Amended August 12, 1991 Agreement by an Amended and Restated Natural Gas Purchase Agreement dated October 22, 1992 (the "1992 Amended Agreement");

AND WHEREAS the parties desire to amend and restate the 1992 Amended Agreement upon the terms and conditions set forth in this Agreement, which shall supersede and replace the 1992 Amended Agreement effective as of January 1, 2005.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties agree as follows:

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# ARTICLE I
## INTERPRETATION

### 1.1 Definitions

The following terms, when used in this Agreement, shall have the following meanings:

(a)  Intentionally Left Blank

(b)  Intentionally Left Blank

(c)  "Affiliate" shall have the meaning ascribed to that term in the *Business Corporation Act* of Alberta;

(d)  "Base Gas" shall mean all gas under this Agreement;

(e)  "British thermal unit" or "Btu" shall mean the amount of heat required to raise the temperature of one (1) pound of distilled water one (1) degree Fahrenheit from sixty degrees Fahrenheit (60°F) to sixty-one degrees Fahrenheit (61°F) at a constant pressure of fourteen and seventy-three hundredths pounds per square inch absolute (14.73 PSIA);

(f)  "Business Day" shall mean any Day which is not a Saturday, Sunday or legal or statutory holiday in either Calgary, Alberta or Selkirk, New York;

(g)  "Buyer's Pipeline Penalties" shall mean all penalties, charges (other than Buyer's Transporters' Demand Rate and associated transporter's commodity charges) or levies imposed by Buyer's Transporters;

(h)  "Buyer's Plant" shall mean a gas-fired cogeneration power plant of approximately 260 MW constructed by Buyer in Selkirk, New York;

(i)  "Buyer's Power Purchase Agreement" shall mean an agreement between Consolidated Edison Company of New York, Inc. and JMC Selkirk, Inc. executed April 14, 1989, as amended from time to time. Buyer's Power Purchase Agreement is attached as Appendix "A" hereto for informational purposes only and was assigned to Makowski Selkirk, Inc. on April 30, 1990 and subsequently assigned to Buyer;

(j)  "Buyer's Regulatory Authorities" shall mean each federal, state and local governmental agency or other authority in Canada and the United States which has jurisdiction over the export from Canada, sale, import into the United States, transportation on facilities of Buyer's Transporters, construction or operation of Buyer's Plant or sale of electricity therefrom, or other related matter in question, including, without limitation, the National Energy Board of Canada, the federal Governor-in-Council, the Office of Fossil Energy of the

United States Department of Energy, the Federal Energy Regulatory Commission, and the New York Public Service Commission;

(k) "Buyer's Transporters" shall mean those pipeline companies operating pipeline facilities on which Buyer is a shipper and which are used to transport gas from the Delivery Point to the Buyer's Plant;

(l) "Buyer's Transporters Demand Rate" shall mean the sum of the monthly demand rates assessed by Buyer's Transporters for the daily firm transportation service necessary to receive the DCQ at the Delivery Point and deliver the DCQ, to Buyer's Plant (expressed in terms consistent with the approved tariffs of the transporting pipelines and converted to U.S. dollars/MMBtu per month);

(m) "Commodity Charge" shall have the meaning ascribed to that term in Section 6.4;

(n) "Commodity Escalation Factor" shall mean the formula $RWAP_1/RWAP_B$, as defined in accordance with Section 6.5;

(o) "Commencement of Firm Deliveries" shall mean that date specified in a written notice made by Buyer pursuant to Article V which is the later of: (i) the date upon which firm transportation is available to Seller on NOVA and available to Buyer on Buyer's Transporters to receive Buyer's requirements under this Agreement at the Delivery Point and transport such Base Gas to Buyer's Plant; or (ii) the Date of Commercial Operation;

(p) Intentionally Left Blank;

(q) "Contract Year", with respect to the first "Contract Year", shall mean the period commencing on the Commencement of Firm Deliveries and ending on the first Day of November, following and with respect to any succeeding "Contract Year" shall mean the period of twelve (12) consecutive months from the first Day of November to the next succeeding first Day of November;

(r) "cubic foot" shall mean the volume of gas which occupies one (1) cubic foot when such gas is at a pressure of fourteen and seventy-three hundredths (14.73) psia, at a temperature of sixty degrees Fahrenheit (60°F);

(s) "cubic meter" or "m3" shall mean that volume of gas which occupies one cubic meter when such gas is at a temperature of fifteen degrees Celsius (15°C) and at a pressure of one hundred one and three hundred and twenty-five thousandths (101.325) kiloPascals ("kPa") absolute;

(t) "Date of Commercial Operation" shall mean the date specified in a written notice to Consolidated Edison Company of New York, Inc. from Buyer, pursuant to Buyer's Power Purchase Agreement, that Buyer's Plant is ready to commence commercial operation;

(u) "Day" shall mean a period of twenty-four (24) consecutive hours, beginning and ending at 8:00 o'clock a.m. Mountain Standard Time. The reference date for any Day shall be the calendar date upon which the 24-hour period shall commence;

(v) "Daily Nomination" shall mean the DCQ or the Reduced DCQ, as applicable;

(w) "Daily Contract Quantity" or "DCQ" shall mean 17,000 MMBtu per day (which shall be 17,936 GJ per day) at the Delivery Point;

(x) "Delivery Point" shall mean the point into the TCPL system at Burstall, Saskatchewan. If delivery cannot be made at Burstall for any reason, the Delivery Point will be the interconnection of the facilities of NOVA and TCPL located near Empress, Alberta or such other point as is mutually agreed to by the parties pursuant to this Agreement;

(y) "Exchange Rate" shall have the meaning ascribed to that term in Section 21.2;

(z) "Fixed Monthly Charge" or "FMC" shall have the meaning ascribed to that term in Section 6.3;

(aa) "force majeure" shall have the meaning ascribed to that term in Section 15.1;

(bb) Intentionally Left Blank

(cc) Intentionally Left Blank

(dd) Intentionally Left Blank

(ee) Intentionally Left Blank

(ff) "gas" shall mean gas of the quality specified in Article X hereof;

(gg) "GJ" shall mean gigajoule or one billion (1,000,000,000) Joules;

(hh) "GST" means the goods and service tax imposed pursuant to the *Excise Tax Act* of Canada, as amended from time to time, and any similar tax imposed by a province or territory of Canada which substantially adopts or duplicates such legislation in the *Excise Tax Act* of Canada;

(ii) Intentionally Left Blank

(jj) "Indemnity Amount" shall have the meaning ascribed to that term in Subsection 20.1(a);

(kk) "Joule" or "J" shall mean the work done when the point of application of a force of one (1) newton is displaced a distance of one (1) meter in the direction of the force;

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(ll) Intentionally Left Blank

(mm) "Mcf" shall mean one thousand (1,000) cubic feet of gas;

(nn) "MMBtu" shall mean one million (1,000,000) Btu;

(oo) "MMcf" shall mean one million (1,000,000) cubic feet of gas;

(pp) Intentionally Left Blank

(qq) Intentionally Left Blank

(rr) Intentionally Left Blank

(ss) Intentionally Left Blank

(tt) "Month" shall mean a calendar Month except that the commencement and termination thereof shall be consistent with the definition of "Day" above;

(uu) "Monthly Demand Rate" or "MDR" shall have the meaning ascribed to that term in Section 6.2;

(vv) Intentionally Left Blank

(ww) "NOVA" shall mean NOVA Gas Transmission Ltd. or such successor corporation which owns and operates all or substantially all of the Alberta gas trunkline system;

(xx) "Price" shall mean the amounts determined under Article VI;

(yy) "Prime Rate" shall mean the floating nominal annual rate of interest announced from time to time by the Chase Manhattan Bank NA, Main Branch, New York, New York as its reference rate then in effect for determining interest rates on commercial loans in U.S. dollars made in the United States, in all cases adjusting automatically on the effective date of any change to such rate without the necessity of any notice to either party upon each announced change to such rate;

(zz) "Project Lender" shall mean a lender or group of lenders which has agreed to provide construction and/or permanent financing and/or refinancing for the construction and/or operation of Buyer's Plant;

(aaa) "psia" shall mean pounds per square inch absolute;

(bbb) "Reduced DCQ" shall have the meaning set forth in Section 4.1;

(ccc) Intentionally Left Blank

(ddd) "Replacement Fuel" shall mean natural gas or other fuel which may be readily used in substitution for volumes hereunder to operate Buyer's Plant in satisfaction of Buyer's Power Purchase Agreement;

(eee) "Seller's Regulatory Authorities" means each provincial or local governmental agency or other authority in the Province of Alberta, which has jurisdiction over the sale and removal from Alberta of gas to be sold and purchased hereunder, including without limitation the Alberta Energy and Utilities Board and the provincial Governor-in-Council and each federal authority in Canada which has jurisdiction over the export from Canada of gas to be sold and purchased hereunder, including without limitation the National Energy Board and the federal Governor-in-Council;

(eee$_1$) "Seller's Transporter" means NOVA, AltaGas Pipeline Partnership or such other pipeline company whose facilities Seller uses to transport the Daily Nomination to the Delivery Point;

(fff) "$10^3m^3$" shall mean 1,000 cubic meters of gas;

(ggg) "TCPL" shall mean TransCanada PipeLines Limited;

(hhh) Intentionally Left Blank

(iii) "Unrecovered Transportation Demand Charges" shall mean the difference between: (i) all transportation demand charges for which Buyer is liable to Buyer's Transporters for the delivery of gas to be delivered under this Agreement and for the delivery of Replacement Fuel purchased pursuant to Subsection 20.1(a); and, (ii) the amount paid to Buyer pursuant to Buyer's Power Purchase Agreement, in respect of the Demand Component set forth in Section II.C of Appendix C of Buyer's Power Purchase Agreement as amended from time to time, except that if the above section of Buyer's Power Purchase Agreement is amended in a manner that increases Seller's liability for Unrecovered Transportation Demand Charges under Section 20.1 hereof, Seller shall not be liable for such increase unless it has consented to such amendment of Buyer's Power Purchase Agreement;

(jjj) Intentionally Left Blank

## 1.2 Time

Unless clearly stated otherwise, all references to time in this Agreement shall refer to Mountain Standard Time ("MST").

## 1.3 Changes in Legislation

All references to legislation in this Agreement are intended to apply to amendments thereto, any re-enactment thereof, and any successor legislation which substantially adopts or duplicates such legislation.

1.4 Appendices

Appendix "B" appended hereto is incorporated into and is part of this Agreement, by this reference, as fully as though contained in the body of this Agreement.

1.5 References

Whenever any provision of any appendix to this Agreement conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail. References herein to an appendix shall mean a reference to an appendix of this Agreement. Reference in any appendix to this Agreement to an agreement shall mean a reference to this Agreement.

1.6 Headings

The division of this Agreement into table of contents, articles, sections, subsections, paragraphs and sub-paragraphs and the provision of headings for all or any of them is for convenience of reference only and shall not affect the interpretation of this Agreement.

1.7 Currency

All references to currency, unless otherwise specified, are to lawful money of United States of America and all payments contemplated hereby shall be in the currency of the United States of America.

1.8 Usage

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)  words importing the singular shall include the plural and vice versa;

(b)  words importing gender shall include the masculine, feminine and neuter genders; and

(c)  references to any statute shall extend to any orders-in-council or regulations passed under and pursuant thereto, or any amendment or re-enactment of such statute, orders-in-council or regulations, or any statute, orders-in-council or regulations substantially in replacement thereof.

1.9 <u>Units of Measurement</u>

All quantities and volumes expressed in this Agreement will be interpreted in accordance with the International System of Units (SI). Imperial units, if shown in brackets, are for convenience purposes only. Conversions of units are set forth in Article XXI.

ARTICLE II

Intentionally Left Blank

ARTICLE III
TERM

3.1 <u>Term</u>

(a)  The term of the Agreement commenced on January 1, 2005, and will continue in full force and effect through October 31, 2009.

(b)  Notwithstanding subsection (a), this Agreement shall terminate upon:

(i)  such earlier date as may be required to conform with any applicable authorization of Seller's Regulatory Authorities or Buyer's Regulatory Authorities, including extensions thereof, which authorizations are necessary for either of the parties hereto to remove gas from Alberta, export gas from Canada or import gas into the United States; or

(ii)  such earlier date as determined in accordance with the provisions of this Agreement.

3.2 <u>Other Events</u>

Notwithstanding anything in this Agreement to the contrary, if Buyer is no longer a party to the Buyer's Power Purchase Agreement for any reason, Buyer may, at its sole option, terminate this Agreement upon providing at least ninety (90) Days prior written notice to Seller of such termination and neither party shall have any liability to the other for such early termination. This Agreement may not be terminated except as otherwise expressly provided in this Agreement.

ARTICLE IV
QUANTITY

4.1 <u>Daily Quantity</u>

On each Day during the term of this Agreement, Seller shall sell and deliver, and Buyer shall receive and purchase, the Daily Contract Quantity or Reduced DCQ, on

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a firm basis. Buyer may reduce the DCQ for any Day(s) by any amount (including to 0 MMbtu/day) as determined by Buyer in its sole discretion to be necessary to accommodate outages or other restrictions on the operation of Buyer's Plant upon providing Seller twenty (20) Days prior written notice of the DCQ reduction for such Day(s) ("Reduced DCQ").

4.2 Intentionally deleted.

4.3 Intentionally Left Blank

4.4 Intentionally Left Blank

4.5 Intentionally Left Blank

4.6 Intentionally Left Blank

4.7 Intentionally Left Blank

4.8 Intentionally Left Blank

4.9 Intentionally Left Blank

4.10 Intentionally Left Blank

4.11 Intentionally Left Blank

4.12 <u>Transportation Letter of Credit</u>

    (a) In order to support Buyer's fulfillment of TCPL's requirements in respect of financial assurances relating to the Firm Service Transportation Agreement to be entered into by Buyer and TCPL (the "TCPL Agreement") in respect of the transportation of volumes purchased under the 1992 Amended Agreement as of the Commencement of Firm Deliveries (20,236 GJ/day), Seller agrees to provide financial assurances acceptable to TCPL on behalf of Buyer. If a letter of credit is selected by Seller, Seller agrees to post such letter of credit on behalf of Buyer in an amount up to a maximum of one (1) year's demand charges under the TCPL Agreement, or provide other financial assurances acceptable to TCPL. Unless otherwise requested by Seller, Buyer shall assist Seller in making arrangements for such letter of credit for the amount which must be provided to TCPL and Seller shall post such letter of credit. Buyer shall reimburse Seller for its actual cost of obtaining and maintaining such a letter of credit; provided that if Seller has arranged for such letter of credit, Buyer shall not reimburse Seller for an amount greater than what the cost would have been in the event that Buyer had arranged for such letter of credit

    (b) In the event that Buyer incurs an event of default under TCPL's approved tariff which permits TCPL to draw upon the letter of credit posted by Seller, Seller may at its option, request Buyer to permit Seller full use of Buyer's rights, as permitted under TCPL's tariff and under the TCPL Agreement, and Buyer shall do so as soon as practical, but in no event later than thirty (30) Days after such request. Buyer or its designee shall have ninety (90) Days to cure such default provided Buyer or its designee reimburses Seller for amounts so drawn down, plus interest thereon at the Prime Rate plus two hundred (200) basis points. If Buyer or its designee does not cure such default, Buyer agrees, upon Seller's request to assign its rights under the TCPL Agreement effective (subject to TCPL and regulatory approval) ninety (90) Days from such request.

(c) Such default by Buyer under TCPL's approved tariff shall also constitute an event of default under this Agreement, and Seller shall have the right to terminate this Agreement upon ninety (90) Days written notice following such an event of default, subject to the right of the Buyer, or its designee, to cure such default and; provided that, if within such ninety (90) Day notice period Buyer reimburses Seller for its actual costs incurred due to such default by Buyer (plus interest at the Prime Rate plus two hundred (200) basis points), the assignment of Buyer's rights under the TCPL Agreement to Seller shall immediately terminate. Buyer shall provide no less than twenty-four (24) hours notice before it recalls its TCPL transportation rights following such termination of the assignment.

(d) Provided that Buyer has complied with the Seller's request to assign pursuant to Subsection 4.12(b), Buyers total liability to Seller under this Section 4.12 shall be the lesser of: (i) The amount of the letter of credit drawn down prior to the permanent assignment of the transportation rights to Seller, plus interest thereon at the Prime Rate plus two hundred (200) basis points or (ii) an amount equal to ninety (90) Days Transportation Demand Charges, plus interest at the Prime Rate plus two hundred (200) basis points; provided that, if Buyer's Plant is still operating, Buyer shall be liable for all demand charges drawn down by TCPL on the letter of credit posted by Seller during the twelve (12) month period commencing on the date of the first draw down by TCPL, plus interest thereon at the Prime Rate plus two hundred (200) basis points.

ARTICLE V
COMMENCEMENT AND NOMINATION OF DELIVERIES

5.1 Intentionally Left Blank

5.2 Nomination

The parties shall coordinate their nomination activities giving sufficient time to meet the deadlines of Seller's Transporter and TCPL (the "Transporters"). Each party shall give the other party timely prior written notice, sufficient to meet the requirements of the Transporters of the Daily Nomination each Day to be delivered at the Delivery

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Point. Should either party become aware that actual deliveries at the Delivery Point are greater or less than the Daily Nomination for such Day, such party shall promptly notify the other party. The parties shall use commercially reasonable efforts to avoid imposition of any Imbalance Charges. "Imbalance Charges" shall mean any fees, penalties, costs or charges (in cash or in kind) assessed by a Transporter for failure to satisfy its balance and/or nomination requirements. If Buyer or Seller receives an invoice from the Transporter that includes Imbalance Charges, the parties shall determine the validity as well as the cause of such Imbalance Charges. If the Imbalance Charges are incurred as a result of Buyer's receipt of quantities of gas greater than or less than the Daily Nomination, then Buyer shall pay for such Imbalance Charges or reimburse Seller for such Imbalance Charges paid by Seller. If the Imbalance Charges are incurred as a result of Seller's delivery of quantities of gas greater than or less than the Daily Nomination, then Seller shall pay for such Imbalance Charges or reimburse Buyer for such Imbalance Charges paid by Buyer.


ARTICLE VI
PRICE


6.1 Monthly Contract Price

     Upon the Commencement of Firm Deliveries and thereafter for the term of this Agreement, Buyer shall pay to Seller for Base Gas to be provided hereunder an amount to be comprised of the sum of: (i) a Monthly Charge determined in accordance with Section 6.2; and (ii) a Commodity Charge determined in accordance with Section 6.4.

6.2 Monthly Charge

(a) The Monthly Charge for each Month shall be the sum of:

  (i) the **NOVA FTD Demand Rate** multiplied by 1058.2 $10^3 m^3$ , where

    **NOVA FTD Demand Rate** is the FT-D Demand Rate per month as quoted in the NOVA Tariff for Rate Schedule FT-D (Currently $188.41/$10^3 m^3$). In the event Rate Schedule FT-D is no longer in effect, any replacement Nova Rate Schedule for delivery of gas at Empress, Alberta will be used in its place, and

  (ii) the Fixed Monthly Charge calculated pursuant to Section 6.3.

(b) Intentionally Left Blank

(c) (c) Buyer's obligations to pay the Monthly Charge shall be reduced pursuant to this Section 6.2(c) if Seller fails for any reason (other than force majeure) to tender to TCPL, wholly or in part, the Daily Nomination. The Monthly Charge for any Month in which deliveries are impaired shall be calculated as the Monthly Charge calculated


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pursuant to Section 6.2(a) multiplied by a fraction, the numerator of which shall be the total quantity of Base Gas delivered hereunder to TCPL for Buyer's account during such Month, and the denominator of which shall be the total of the Daily Nominations on each Day of the Month. Any failure by Seller to perform its obligations under the terms of the Agreement when and to the extent such failure is due to force majeure shall be subject to the provisions of Article 15.

6.3 Fixed Monthly Charge

The Fixed Monthly Charge ("FMC") shall, in respect of the particular Month, be equal to the product of $ (U.S.) 0.30/MMBtu and the sum of the DCQ, expressed in MMBtu's in effect for each Day in the particular Month.

6.4 Commodity Charge

The "Commodity Charge" for each Month shall be an amount equal to the product of all volumes of Base Gas nominated and delivered at the Delivery Point, and the Commodity Rate. The Commodity Rate shall be an amount determined in accordance with the following formula:

$$CR = ABP - \$(U.S.)\ 0.30/MMBtu$$

Where:

"CR" is the Commodity Rate in $(U.S.)/MMBtu;

"ABP" is the Adjusted Base Price for such Month as determined in accordance with Section 6.5.

6.5 Adjusted Base Price

(a) The Adjusted Base Price ("ABP") is subject to monthly adjustment to reflect changes in the Regional Weighted Average Price, as defined in Subsection 6.5(c), for certain fuels, if there is a variance between the Regional Weighted Average Price for the period ending the 21st Day of the most recent preceding Month for which data is available and beginning on the 22nd Day of the next preceding Month ("Period") and the Regional Weighted Average Price for the twelve (12) Month period ending December 31, 1990 (the "Base Period").

(b) Buyer will notify Seller of an adjustment on or before the first Day of the delivery Month during which such adjustment shall be in effect and provide Seller with the basis for the adjustment; provided however that Seller may contact Buyer to correct calculation errors apparent on the face of the adjustment, and Seller may audit such adjustment pursuant to Section 7.3.

(c) The ABP shall be determined monthly and computed in accordance with the following formula before the last Day of the Month preceding the Month for which the adjustment is being determined:

$$ABP = IBP \times \frac{RWAP_1}{RWAP_B}$$

Where:

"ABP" is the Adjusted Base Price;

"IBP" is U.S. $1.70 per MMBtu;

"$RWAP_1$" is the Regional Weighted Average Price expressed in $U.S./MMBtu for the most recent Period preceding the Month for which the adjustment is being determined; and

"$RWAP_B$" is the Regional Weighted Average Price for the Base Period of U.S. $3.7062 per MMBtu.

(d) For the purpose of this Section 6.5, No. 2 fuel oil, No. 6 fuel oil, and natural gas shall be the "Regional Fuels". The weightings of each Regional Fuel in any contract year shall be 26% for No. 2 fuel oil, 9% for No. 6 fuel oil and 65% for natural gas ("Regional Fuel Weights").

(e) The price for each of the fuel oil Regional Fuels for any Period will be multiplied by the applicable Regional Fuel Weight for such fuel oil Regional Fuel and the sum of such calculations will be the weighted average wholesale price of the fuel oil Regional Fuels for the Region for such Period ("Regional Weighted Average Fuel Oil Price").

(f) The Regional Gas Price expressed in $U.S./MMBtu for each Period will be the arithmetic average of the FERC CD-5 rate of Tennessee Gas Pipeline Company, the FERC DCQ-D rate of Texas Eastern Gas Transmission Corp. and the firm service rate of Transcontinental Gas Pipe Line Corp. for New York City citygate deliveries, (in the manner calculated in Appendix "B" to this Agreement) each as in effect as of the last Day of such Period (without regard to any subsequent changes in the effective rate for such Day), all at 100% load factor. For any Period, the product of the Regional Gas Price and the applicable Regional Fuel Weight for gas for such Period will be the Regional Weighted Average Gas Price.

(g) For each Period, the sum of the Regional Weighted Average Fuel Oil Price and Regional Weighted Average Gas Price will be the Regional Weighted Average Price for such Period.

(h) The prices in each Period for the fuel oil Regional Fuels will be the average of the high and the low of the daily prices (in U.S. dollars per MMBtu) for such Period for such fuel oil Regional Fuels as reported in "Platt's Oilgram Price Report" published by McGraw-Hill, Inc. for (i) the No. 2 fuel oil Regional Fuel for "MetroNY (Eth) Diesel No. 2 Fuel", and if the MetroNY (Eth) price is not published for any Period, the reference price will be "N. New Jersey (Eth), and (ii) the No. 6 fuel oil Regional Fuel for "New York/Boston; $/Bb/; No. 6 1%S Max; Barge" under the heading "Product Price Assessments."

(i) In the event that any of the published data referenced in this Article VI is no longer available, the parties shall use their best efforts to agree on substitute data or a substitute index. If the parties are unable to agree upon substitute data or substitute index, the Commodity Escalation Factor shall be determined in the same manner that the escalation factor for Consolidated Edison Company of New York Inc.'s purchases of gas from Boundary Gas, Inc. is then determined. If the parties cannot agree on substitute data or substitute index, and, Boundary Gas, Inc. has no subsisting long-term gas purchase contract with Consolidated Edison Company of New York Inc., then at such time the provisions of Section 6.8 shall apply.

6.6 <u>Minimum Bill</u>

Upon the Commencement of Firm Deliveries, the minimum monthly bill shall be the Monthly Charge.

6.7 Intentionally Left Blank

6.8 <u>Replacement Indices</u>

(a) If the parties cannot agree on substitute data or a substitute index pursuant to Section 6.5(i) and if Boundary Gas, Inc. has no subsisting long-term gas purchase contract with Consolidated Edison Company of New York Inc., then the procedures set forth in Section 6.8(b) below shall apply <u>provided</u>, <u>however</u>, to the extent the results of such proceedings under Section 6.8(b) require regulatory approval, which may include short term approvals, then the effectiveness of the alternate Reference Price calculated in accordance with Section 6.8(b) shall be subject to the receipt of all governmental and regulatory approvals required to make the Reference Price effective without modifications (unless such modifications are acceptable to both parties); the parties shall promptly apply for such approvals if required. The purpose of any such proceeding with respect to the substitute data or substitute index shall be to determine substitute data or a substitute index that is comparable in all material respects to the formerly published data or index for which a substitute is required.

(b) , If the publication reporting the price based upon a published index (the "Reference Price") prior to its unavailability has suggested an alternate index or methodology for determining the Reference Price, then the alternate Reference Price shall be that suggested by such publication. If none is suggested, then the parties agree to promptly and in good faith negotiate an alternate Reference Price.

If the parties do not agree on a substitute methodology or index by the end of the first Month for which the Reference Price could not be determined, then each party shall in good faith prepare a list of three (3) differing alternate published reference postings or prices representative of spot prices for gas delivered in the same geographic area as

Base Gas delivered hereunder. Each list shall be set forth in that party's priority order with the highest priority index listed first.

Each party shall submit its list to the other within ten (10) Business Days after the end of the first Month for which the price could not be determined as set forth above. The first listed index appearing in Seller's list that also appears in Buyer's list shall constitute the alternate Reference Price. If either party fails to provide a list of that party's alternate published references as provided above, such party's list shall not be considered, and the first listed index appearing in the other party's submitted list shall constitute the alternate Reference Price.

If there is no index common to both Seller's and Buyer's list then the parties shall continue to attempt to reach agreement on an index for an additional five (5) Day period. If no selection can be agreed upon within the specified timeframe, then the average of each party's first listed index in its first submitted list shall constitute the alternate Reference Price.

From and after the date the indices used to determine the Reference Price are no longer available ("Renegotiation Date"), until the alternate Reference Price is determined, the Reference Price shall be deemed to be the average of the Reference Price(s) in effect during the twelve (12) Months preceding the Month in which the Renegotiation Date occurred, which price shall be effective until the effective date of the alternate Reference Price determined as set forth above. Upon determination of a new alternate Reference Price, the Reference Price will be adjusted retroactively to the Renegotiation Date

6.9 Intentionally Left Blank

6.10 Intentionally Left Blank

ARTICLE VII
BILLINGS AND PAYMENTS

7.1 Monthly Statements and Payments

Subject to Seller's receipt of TCPL's metering statements pursuant to Section 8.1 hereof, Seller shall prepare and send to Buyer on or before the thirteenth (13) Day of each month after the first sale of gas hereunder a statement for the preceding month in which the gas being billed for was sold (the "Sale Month") showing the daily and total quantity of gas sold hereunder, the applicable Price and the total amount payable to Seller therefore stated in United States dollars (the "Sum") with any amounts billed Seller in Canadian dollars converted to $ U.S./ MMBtu pursuant to Section 21.2. Buyer shall pay all amounts due on or before the 25th Day of the Month following the Month of delivery by direct deposit to the Royal Bank of Canada, 339 – 8th Avenue S.W., Calgary, Alberta, T2P 1C9, Swift Address: ROYCATT2, Beneficiary US$ Acct. No.: 400-484-2, Duns No. 25-537-8655; Intermediary Information: Chase Manhattan Bank, New York, ABA No.: 021000021, or such other bank account as Seller may direct by notice given to Buyer pursuant to Article XIX. In the event that Seller fails to so provide a statement to Buyer on or before the thirteenth (13th) Day of a Month, the date by which Buyer must deposit the Sum in Seller's account shall be extended one Day for each Day Seller's statement is late; provided, however, that if Seller is unable to render a statement on or before the thirteenth (13th) Day of a Month, Seller may at its option provide an estimated statement to Buyer which statement shall contain Seller's best estimate of the daily and total quantity of gas sold hereunder during the preceding month, and the total amount payable by Buyer therefore stated in United States dollars. Buyer shall deposit in Seller's account the Sum for such estimated statement within fifteen (15) Days of its receipt but no later than the 28th Day of the Month. For any Month in which Seller provides an estimated statement to Buyer, Seller shall provide the final statement for such Month with Seller's statement for the next succeeding Month. Seller's statement for such next succeeding Month shall reflect an adjustment for any difference between the estimated statement and the final statement for the previous Month, which shall be added to or deducted from, as appropriate, Seller's statement for such next succeeding month. If Buyer fails to deposit the Sum or any portion thereof, in Seller's account when same is due, interest thereon shall accrue both before and after judgment at the rate of interest which is equal to the Prime Rate during the period of time such payment remains outstanding, plus two hundred (200) basis points until the same is paid.

7.2 Failure to Pay

If Buyer's failure to pay continues for fifteen (15) Days after payment is due, Seller, in addition to all other remedies, may thereafter suspend the sale of gas hereunder and if such default continues for forty-five (45) additional Days, Seller may thereafter, in addition to any other rights Seller may have, terminate this Contract; provided, however, in order for Seller to have the right to suspend sales or terminate this Agreement, Seller must first have notified Buyer in writing fifteen (15) Days prior to exercising such right of its intent to do so and give Buyer the right to pay the amount so due to Seller within such fifteen (15) Day period; and provided further that if Buyer in good faith shall dispute the amount of any such bill or any part thereof and shall pay to Seller such amounts as it concedes to be correct and at any time thereafter within twenty (20) Days of a demand made by Seller shall furnish or cause to be furnished a good and sufficient surety bond acceptable to Seller acting reasonably, guaranteeing payment to Seller of the amount ultimately found due upon such bill after a final determination which may be reached either by agreement or judgment of the courts, as may be the case, then Seller shall not be entitled to suspend further sales of gas or terminate this Agreement because of such non-payment. Interest on the final determination amount shall accrue to the successful party in the dispute both before and after judgment at the Prime Rate plus two hundred (200) basis points until the same is paid from the date of dispute to the date of payment.

## 7.3 Audits

Upon prior written notice, either party hereto shall have the right at all times during normal business hours to audit those accounts, books, records and charts of the other party which are necessary to verify the accuracy of any statement, charge, computation or demand made under or pursuant to this Agreement or related transportation agreements. Any error, audit exceptions or discrepancy in charts or statements furnished pursuant hereto shall be promptly reported to Seller or Buyer, as applicable, and proper adjustment thereof shall be made within thirty (30) Days after final determination of the correct volumes or amounts involved. If either party fails to make payment when due, interest thereon shall accrue both before and after judgment at the rate of interest which is equal to the Prime Rate plus two hundred (200) basis points until the same is paid during the period of time such payment remains outstanding.

## 7.4 Currency

All statements and payments hereunder shall be expressed and made in U.S. dollars and all Canadian dollar amounts shall be converted to $ U.S./MMBtu pursuant to Section 21.2.

## 7.5 Indemnity Payments

Seller shall pay to Buyer any amounts which Seller has agreed to indemnify Buyer against under this Agreement within thirty (30) Days of Buyer rendering an invoice. Unpaid amounts shall accrue interest both before and after judgment at a rate and in the manner described in Section 7.1 and Buyer may offset any amounts owing to it against amounts otherwise payable by it to Seller. This Section 7.5 shall not apply to Indemnity Amounts subject to the provisions of Section 20.2.

ARTICLE VIII
DELIVERY POINT

8.1 Delivery Point

Delivery of gas by Seller to Buyer shall be at the Delivery Point. It is understood that Buyer's request for the Daily Nomination shall be made by TCPL for Buyer's account and that gas sold hereunder by Seller shall be delivered by Seller's Transporter to TCPL for Buyer's account and not for TCPL's own account. Volumes delivered at the Delivery Point for Buyer's account shall be determined by the meters of TCPL at the Delivery Point. Buyer shall forward to Seller copies of TCPL's metering statements within three (3) Business Days of Buyer's receipt thereof.

8.2 Title

Title to gas delivered hereunder shall pass to Buyer when it is received on behalf of Buyer at the Delivery Point. All risks, costs and expenses of delivering the gas to the Delivery Point shall be borne by Seller except to the extent herein otherwise specifically provided. Similarly, all risks, costs and expenses of transporting the gas beyond the Delivery Point shall be borne by Buyer except to the extent herein otherwise specifically provided.

8.3 Possession

As between the parties hereto, Seller shall be, or shall be deemed to be, in exclusive control and possession of the gas sold hereunder and responsible for any loss, damage or injury caused thereby until such gas is delivered at the Delivery Point, at which time Buyer shall be deemed to be in exclusive control and possession of such gas and responsible for any loss, damage or injury caused thereby. Seller shall indemnify and save Buyer harmless from all suits, claims, liens, damages, costs, losses, expenses and encumbrances of whatsoever nature arising from and out of claims of any or all persons to said gas or title thereto, or to royalties, taxes, license fees, TOPGAS charges, payments or other charges thereon applicable before title passes to Buyer, and Buyer shall indemnify and save Seller harmless from all suits, claims, liens, damages, costs, losses, expenses and encumbrances of whatsoever nature arising from and out of claims of any or all persons to said gas or title thereto, or to royalties, taxes, license fees, payments or other charges thereon applicable after title passes to Buyer.

8.4 Change of Delivery Point

At any time and from time to time at the request of either party the parties shall meet to discuss a possible change of delivery point in respect of all or a portion of the gas to be delivered hereunder, and upon the mutual agreement of the parties in writing, the Delivery Point shall be as so agreed upon.

ARTICLE IX
DELIVERY PRESSURE

9.1 Gas delivered by or on behalf of Seller to or for the account of Buyer hereunder shall be at the pressure required from time to time to enter the facilities of the transporter receiving the gas at the Delivery Point.

ARTICLE X
QUALITY

10.1 Specifications

The gas delivered by Seller shall be of a quality and pressure sufficient to be acceptable to and enter the facilities of the transporter receiving the gas at the Delivery Point.

10.2 Off Specification

If the gas offered for delivery by Seller hereunder shall fail at any time to conform to the quality requirements of the transporter receiving gas at the Delivery Point, then Buyer shall notify Seller of such failure and, at Buyer's option, may refuse to purchase such gas pending correction by Seller in which case Seller shall be deemed to have failed to deliver such gas.

ARTICLE XI
MEASUREMENT

11.1 Units

The unit of measurement of gas for purposes of billing shall be MMBtu's.

11.2 Quantity Determined by Transporter

The quantity of gas delivered to transporter for Buyer's account at the Delivery Point shall be determined by transporter receiving gas at the Delivery Point in accordance with the then current standard terms and conditions applicable to such transporter's transportation service.

11.3 Conversions

Where required, standards of measurement shall be converted to imperial measurement in accordance with the provisions of Article XXI.

ARTICLE XII
REPRESENTATIONS AND WARRANTIES

12.1 Seller's Representations and Warranties

Seller represents and warrants to Buyer that:

(a) Seller has good title and the right to sell to Buyer the gas delivered hereunder;

(b) all such gas shall be free from any and all liens, encumbrances and adverse claims of any nature;

(c) no finding of producer support pursuant to the Natural Gas Marketing Act (Alberta) or similar legislation of any Canadian jurisdiction is required and no approval by a joint owner of gas reserves is required in order for Seller to sell and deliver gas to Buyer hereunder;

(d) the execution, delivery and performance by the Seller of this Agreement have been duly authorized by all necessary corporate action on the part of Seller and do not require any approval or consent of any other person or entity, except approvals or consents which have previously been obtained;

(e) this Agreement is in full force and effect, has been duly executed and delivered on behalf of Seller by the appropriate officers of Seller, and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as the enforceability thereof may be limited by (a) bankruptcy, insolvency, reorganization, or other similar laws affecting the enforcement of creditors' rights generally and (b) general equitable principles (whether considered in a proceeding in equity or at law);

(f) as of the date of execution of this Agreement, there is no litigation, action, suit, proceeding or investigation pending or (to the best of Seller's knowledge after due inquiry) threatened against Seller before or by any court, administrative agency, arbitrator or governmental authority, body or agency, other than proceedings relating to approvals issued or to be issued by Buyer's Regulatory Authorities or Seller's Regulatory Authorities, which, if adversely determined, individually or in the aggregate, (i) could adversely affect the performance by Seller of its obligations hereunder, or which could modify or otherwise adversely affect the approvals (as contemplated by Section 12.3 (a)), (ii) could have a material adverse effect on the condition (financial or otherwise), business or operations of Seller or (iii) questions the validity, binding effect or enforceability hereof, any action taken or to be taken pursuant hereto or any of the transactions contemplated hereby; and

(g) Seller is not in violation of its charter or by-laws, and the execution, delivery and performance by Seller of this Agreement as of the date of execution of this Agreement and the consummation of the transactions contemplated hereby will not result in any violation of, breach of or default under any term of its charter or by-laws, or of any contract or agreement to which it is a party or by which it or its property is bound, or of any license, permit, franchise, judgment, writ, injunction, decree, order, charter, law, ordinance, rule or regulation applicable to it, except for any such violations which, individually or in the aggregate, would not adversely affect the performance by Seller of its obligations under this Agreement.

12.2 <u>Buyer's Representations and Warranties</u>

Buyer represents and warrants to Seller that:

(a) execution, delivery and performance by Buyer of Buyer's obligations under this Agreement is not conditional upon or subject to the consent or approval of any third party other than Project Lender, Consolidated Edison Company of New York, Inc., and Buyer's Regulatory Authorities;

(b) subject to any assignment or security interest held by Project Lender or any assignment or transfer to a permitted assignee pursuant to Section 17.2, Buyer shall be the legal and beneficial owner of Buyer's Plant, unless Project Lender has exercised any remedies under Buyer's loan agreement or other loan documents;

(c) this Agreement is in full force and effect, has been duly executed and delivered on behalf of Buyer by the appropriate agents of Buyer, and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as the enforceability thereof may be limited by (a) bankruptcy, insolvency, reorganization, or other similar laws affecting the enforcement of creditors' rights generally and (b) general equitable principles (whether considered in a proceeding in equity or at law);

(d) as of the date of execution of this Agreement, there is no litigation, action, suit, proceeding or investigation pending or (to the best of Buyer's knowledge after due inquiry) threatened against Buyer before or by any court, administrative agency, arbitrator or governmental authority, body or agency, other than proceedings related to approvals issued or to be issued by Buyer's Regulatory Authorities or Seller's Regulatory Authorities, which, if adversely determined, individually or in the aggregate, (i) could adversely affect the performance by Buyer of its obligations hereunder, or which could modify or otherwise adversely affect the approvals (as contemplated by Section 12.4 (a)), (ii) could have a material adverse effect on the condition (financial or otherwise), business or operations of Buyer or (iii) questions the validity, binding effect or enforceability hereof, any action taken or to be taken pursuant hereto or any of the transactions contemplated hereby; and

(e) Buyer is not in violation of its charter or by-laws, and the execution, delivery and performance by Buyer of this Agreement as of the date of execution of this

Agreement and the consummation of the transactions contemplated hereby will not result in any violation of, breach of or default under any term of its charter or by-laws, or of any contract or agreement to which it is a party or by which it or its property is bound, or of any license, permit, franchise, judgment, writ, injunction, decree, order, charter, law, ordinance, rule or regulation applicable to it, except for any such violations which, individually or in the aggregate, would not adversely affect the performance by Buyer of its obligations under this Agreement.

12.3 <u>Seller's Covenants</u>

Seller covenants with Buyer that:

(a) Seller has obtained or will obtain all approvals that may be required by Seller's Regulatory Authorities and Seller shall use reasonable efforts to obtain and maintain all necessary approvals issued by Seller's Regulatory Authorities in good standing during the term of this Agreement; and

(b) Seller shall commit such reserves and deliverability as are necessary for Seller to obtain a removal permit pursuant to the Gas Resources Preservation Act authorizing the removal of the DCQ for the full term of this Agreement and as are necessary for Buyer to obtain an export license pursuant to the National Energy Board Act authorizing the export of the DCQ for the full term of this Agreement, and Seller shall commit such additional gas reserves and deliverability as are required to obtain such removal permit and/or export license in the event that the Energy Resources Conservation Board and/or National Energy Board determines that reserves and/or deliverability committed by Seller are insufficient to obtain such removal permit or export license.

12.4 <u>Buyer's Covenants</u>

Buyer covenants with Seller that:

(a) Buyer shall use all reasonable efforts to obtain and maintain consents and approvals required for the effectiveness of this Agreement, including Buyer's Regulatory Authorities; and

(b) Subject to any assignment or security interest held by Project Lender or any assignment or transfer to a permitted assignee pursuant to Section 17.2, Buyer shall not voluntarily cause Buyer's Plant to be transferred to any parties other than Project Lender or a permitted assignee pursuant to Section 17.2, unless Project Lender exercises any remedies under Buyer's loan agreement or other loan documents.

-22-

## ARTICLE XIII
## TAXES

### 13.1 Responsibility for Taxes

Subject to Section 13.2, Seller shall pay or cause to be paid all taxes, royalties and other assessments and levies imposed on Seller with respect to the gas delivered hereunder prior to or on a concurrent basis with its delivery to Buyer including, but without limitation, all severance and sales taxes and Buyer shall pay or cause to be paid all taxes and assessments imposed upon Buyer with respect to gas delivered hereunder after its receipt by Buyer. Neither party shall be responsible or liable for any taxes or other statutory charges levied or assessed against any of the facilities of the other party used for the purpose of carrying out the provisions of this Agreement.

### 13.2 GST

(a) The parties intend that the Price does not include any amounts payable under GST. The parties further intend that the transactions contemplated in this Agreement relate solely to exports from Canada and accordingly shall be zero rated for GST purposes and not subject to GST. Each party agrees to provide to the other party, or to such third party as may be directed by the other party, any declarations, certificates, and documents evidencing transactions pursuant to this Agreement as may be requested hereunder or may be required by law.

(b) Notwithstanding Subsection 13.2(a), if the GST is imposed by law upon Buyer in respect of its purchase of gas from Seller, or the transportation of such gas in Canada, or the export of such gas from Canada, and such law or regulations thereunder permit the refund of such GST amounts paid to Buyer then Buyer shall pay such GST and Seller shall use reasonable efforts to assist Buyer in recovering any such tax or levy including assisting Buyer in applying for a refund of such amounts provided that Buyer shall conduct and bear the costs of any application for a refund.

(c) In the event that GST is imposed on gas sold hereunder and to the extent that such GST is paid by Buyer and not refunded, such GST amounts paid, and not refunded, shall be reimbursed to Buyer by Seller each Month to the extent only that gas sold under this Agreement in the applicable Month has a delivered price at Buyer's Plant in excess of the "Ceiling Price" (as such term is defined in paragraph II.D of Appendix C in Buyer's Power Purchase Contract) for the applicable Month, provided however that Seller shall not be required to reimburse Buyer for GST amounts paid by Buyer in respect of gas which Buyer has not exported from Canada.

(d) From time to time, Buyer shall provide the Seller with evidence of export of the natural gas purchased under this Agreement acceptable to the Seller.

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## ARTICLE XIV
## SUPPLY SECURITY

14.1 Seller's Reserves and Deliverability

(a) Seller consents and permits Buyer to request from the Alberta Energy and Utilities Board (the "AEUB") the annual reserves assessment prepared by the AEUB in connection with Seller's removal permits (the "Annual AEUB Report"). Buyer shall be responsible for the AEUB 's normal charges for the release of Annual AEUB Report to Buyer. In the event that the AEUB ceases to prepare an Annual AEUB Report, Seller shall provide Buyer with an alternate report, at Buyer's cost, which is acceptable to Buyer acting reasonably. Buyer shall keep Annual AEUB Reports and any other alternate reports confidential unless disclosure is required for the purposes set out in Section 18.1.

(b) In the event that the report provided pursuant to Section 14.1(a) indicates material deficiencies in Seller's ability to meet its firm gas sales obligations, Seller shall provide Buyer with information setting forth its plan to correct such deficiencies and the schedule for such corrections.

(c) Intentionally Left Blank

(d) Seller shall not over contract its lands and reserves or otherwise take action which jeopardizes Seller's ability to perform its obligations under this Agreement.

14.2 Undertaking to Sell and Deliver

Seller shall beneficially own and produce sufficient gas reserves and deliverability to meet substantially all of Seller's obligations to sell and deliver gas, and all Seller's obligations under this Agreement.

14.3 No Limitation

Seller acknowledges that this Article is included in order to provide additional assurances to Buyer that gas will be provided by Seller to Buyer in accordance with this Agreement and is not intended to limit the liability of Seller to Buyer for damages or under any indemnity arising from any failure by Seller to perform its obligations under this Agreement.

## ARTICLE XV
## FORCE MAJEURE

15.1 Definition

Seller shall not be liable for any failure to perform the terms of this Agreement when and to the extent such failure is due to "force majeure" and, notwithstanding Section 6.2, Buyer shall not be obligated to make any payments under this Agreement in respect of any Monthly Charge, or the relevant portion thereof, when Buyer has been unable to nominate or take at the Delivery Point or transport to or consume gas and sell electricity from Buyer's Plant due to an event of force majeure. The term "force majeure", as employed, herein and for all purposes relating hereto, shall mean acts of God; strikes; lockouts or other industrial disturbances; acts of public enemy; wars; blockades; insurrections; riots; epidemics; landslides; lightning; earthquakes; explosions; fires; civil disturbance; mechanical breakdowns; a failure of Seller's gas gathering or processing facilities for reasons clearly beyond the control of Seller which materially impairs Seller's ability to deliver gas to its long term customers; intervention of federal, provincial, state or local government or from any of their agencies or boards including Buyer's Regulatory Authorities and Seller's Regulatory Authorities; the order or direction of any court; or accidents affecting Buyer's Plant or Buyer's Transporters or Seller's Transporters used to transport gas to the Delivery Point or Buyer's Transporters' facilities used to transport gas from the Delivery Point to the Buyer's Plant; force majeure events under Buyer's Power Purchase Agreement; and any other causes whether of the kind herein enumerated or otherwise, not within the control of the party claiming suspension and which by the exercise of due diligence such party is unable to prevent or overcome.

15.2 Exclusions

(a) Notwithstanding Section 15.1, the following shall not be events of force majeure:

    (i) insufficiency of Seller's gas supplies or deliverability to the NOVA system;

    (ii) if the failure was due to lack of funds or with respect to the payment of any amount or amounts then due hereunder; and

    (iii) any event described in Section 16.3.

(b) Neither party shall be entitled to the benefit of the provisions of Section 15.1 under any or all of the following circumstances, unless otherwise specifically provided for in Section 15.2:

    (i) to the extent that the failure was caused by the contributory negligence of the party claiming suspension;

    (ii) to the extent that the failure was caused by the party claiming suspension having failed to remedy the condition, and to resume the performance of such covenants or obligations, with reasonable dispatch; and

    (iii) unless as soon as reasonably possible after the happening of the occurrence relied upon or as soon as possible after determining that the occurrence was in the nature of force majeure and would affect the claiming party's ability to observe or perform any of its covenants or obligations under this

Agreement, the party claiming suspension shall have given to the other party notice, to the effect that such party is unable by reason of force majeure (the nature whereof shall be therein specified) to perform the particular covenants or obligations. The party claiming suspension shall likewise give notice, as soon as possible after the force majeure condition shall have been remedied, to the effect that the same has been remedied and that such party has resumed, or is then in a position to resume, the performance of such covenants or obligations.

15.3 Notice

The party claiming suspension of its obligations pursuant to this Article XV shall promptly give the other party notice of the force majeure including reasonably full particulars in respect thereof. The party claiming suspension of its obligations as aforesaid shall promptly remedy the cause of the force majeure insofar as it is reasonably able to do so; provided that the terms of the settlement of any strike, lockout or other industrial disturbance shall be wholly in the discretion of the party claiming suspension of its obligations hereunder by reason thereof.

15.4 Termination

In the event that a party does not substantially perform its obligations and such obligations are suspended pursuant to this Article XV for a period of eighteen (18) Months or more as a result of any single event of force majeure, the other party may, by notice within thirty (30) Days following the expiry of such eighteen (18) Month period, terminate this Agreement.

15.5 Extension

An event of force majeure shall only extend the term of this Agreement by mutual agreement of the parties.

ARTICLE XVI
GOVERNMENTAL RULES AND REGULATIONS

16.1 Valid Laws

This Agreement and the rights and obligations of the parties hereunder shall be subject to all present and future valid laws, orders, directives, rules and regulations of any governmental body or official having jurisdiction.

16.2 <u>Maintenance</u>

Seller and Buyer shall, except as otherwise provided, endeavor to maintain this Agreement and shall not unilaterally petition to amend it.

16.3 <u>Regulatory Changes</u>

In the event that any regulatory authority with authority over one or both parties to this Agreement, or with authority over any transportation of Base Gas to be sold or purchased hereunder, or with authority over any sales or other performance pursuant to the Agreement, takes any action which:

(a) affects gas exported from Canada in a manner which is materially different from other indigenous gas produced and not exported from Canada, or

(b) affects gas imported into the United States in a manner which is materially different from indigenous gas produced and sold in the United States,

and which has the effect of fundamentally altering and undercutting the economic position of the parties or either of them insofar only as it pertains to Base Gas; then the party thereby injured may, by written notice to the other party, require that this Agreement or other arrangements incidental to this Agreement be amended as necessary to preserve the economic position insofar only as it pertains to Base Gas held by the affected party immediately prior to such event. Such notice shall describe the action taken by the regulatory authority and shall include reasonable particulars as to the manner and extent to which the economic position of the party giving the notice has been adversely affected. The parties shall use their reasonable efforts during a 90-Day period following such notice to negotiate and effect such amendments following which the injured party may, if such efforts are unsuccessful, by further written notice within 60 Days after such 90-Day period to the other party terminate this Agreement. Upon termination of this Agreement pursuant to this Section, the provisions of Section 20.4 hereof shall apply.


ARTICLE XVII
<u>ASSIGNMENT</u>


17.1 <u>Binding</u>

The terms, covenants and conditions hereof shall be binding on the parties hereto and on their successors and assigns.

17.2 <u>Assignment</u>

(a) Neither party may assign any of its rights or obligations hereunder without written consent of the other party, such consent not to be unreasonably withheld, except as otherwise expressly provided in this Section 17.2.

(b) Seller agrees that:

   (i) Buyer may assign this Agreement to JMC Fuel Services Inc. without relieving Buyer's liability for its obligations hereunder;

   (ii) Buyer may assign this Agreement in whole or in part to Project Lender in conjunction with construction or permanent financing of Buyer's Plant, provided that Project Lender agrees in writing that, upon the succession by it or its transferee to Buyer's interest in this Agreement, Project Lender or its transferee, as the case may be, shall be bound by the terms of this Agreement; and provided further, that Project Lender or its transferee shall have no obligations under this Agreement prior to the time such party succeeds to Buyer's interest in this Agreement; and further provided that Project Lender or its transferee shall have the same assignment rights as Buyer upon such succession to Buyer's interest in this Agreement. Seller agrees to execute and deliver a consent to assignment to Project Lender in form and substance as Buyer may reasonably request;

   (iii) Buyer may assign this Agreement in whole or in part to a purchaser of all or substantially all the assets of Buyer's Plant, or in consequence of a merger or amalgamation of Buyer with another person. Such purchaser or person shall have the same assignment rights as the Partnership; provided that if Buyer retains an interest in Buyer's Plant Buyer shall not be relieved of its obligations hereunder;

   (iv) Buyer may assign this Agreement, in whole or in part, to other parties with which Buyer enters into project leases or project contracts relating to Buyer's Plant or any other generating unit at the sites of Buyer's Plant to the extent such project leases or project contracts are secured in whole or in part by a lien against any asset of Buyer including, without limitation, this Agreement.

(c) Buyer agrees that:

   (i) Seller may assign or dispose of this Agreement and its rights and obligations hereunder, in consequence of a merger or amalgamation of Seller with another person, provided that the merged or amalgamated person agrees in writing to be bound by the terms of this Agreement; and further provided that Seller has assigned or transferred substantially all of its established gas reserves to such merged or amalgamated person.

   (ii) Seller may assign this Agreement to an Affiliate of Seller, without relieving its obligations hereunder.

(d) This Agreement shall be binding upon and shall enure to the benefit of the respective successors and assigns of the parties hereto. Except for permitted assignments pursuant to Subsection 17.2(b)(ii), no assignment shall relieve Buyer or Seller of its obligations until an assignment and novation agreement prepared by the party hereto proposing to assign and acceptable to the other party hereto, acting reasonably, has been executed by Buyer and Seller and any assignee(s).

17.3 Transfer of Seller's Gas Reserves

Seller shall not assign, transfer or otherwise dispose of all or substantially all of its established gas reserves, unless: (i) such transfer or disposition is to an Affiliate of Seller or a merged person within the contemplation of Subsection 17.2(c)(i) as a result of a merger or amalgamation; and (ii) this Agreement has been assigned to such Affiliate or such merged or amalgamated person in accordance with Subsection 17.2(c).

ARTICLE XVIII
CONFIDENTIALITY

18.1 Except as required by law, the necessity to arrange for transportation, as required by Project Lender, or due to regulatory reporting requirements (including all disclosures by Buyer or Seller necessary for purposes of engaging in proceedings before state, provincial or federal regulatory or judicial authorities or arbitration), this Agreement and any contract entered pursuant hereto shall remain confidential between Seller and Buyer.

ARTICLE XIX
NOTICES

19.1 Except as otherwise herein specifically provided, any notice, request, demand or statement shall be given in writing. Written notice shall be deemed given on the earlier of (i) the date received by the addressee when delivered by hand, or (ii) the Day following the date sent by telecommunications means to the numbers set forth below, or (iii) five (5) Days after mailing by prepaid registered United States mail or Canadian mail, directed to the post office address of the parties as follows (provided that, at any time when there is a strike affecting delivery of either United States mail or Canadian mail, all such deliveries shall be made by hand or by telecommunications):

To Seller:  EnCana Corporation
            1800, 855-2nd Street S.W
            P.O Box 2850
            Calgary, AB. T2P 2S5
            Attention: Manager, Natural Gas Marketing.
            Telecopy: (403) 645-7660

To Buyer: Selkirk Cogen Partners, L.P.
24 Power Park Drive
Selkirk, New York
U.S.A. 12158
Attention: General Manager
Telecopy: (518) 475-5199

or at such other address as either party may from time to time specify as its address for such purposes by written notice given pursuant to this Section.

19.2 All notices provided by the Seller or Buyer under this Agreement, other than an invoice from Seller to Buyer which does not assert that there are past due amounts owing to Seller, shall also be provided to Deutsche Bank Trust Company Americas, at the following address:

Deutsche Bank Trust Company Americas
60 Wall Street - 27th Floor
New York, NY 10005
Attention: Trust & Securities Services
Project Finance & Escrow
Telecopy: Fax: 212-797-8625

ARTICLE XX
INDEMNIFICATION AND MITIGATION

20.1 Indemnity for Delivery Failure

If, on any Day, Seller fails to deliver Base Gas nominated by Buyer for any reason other than force majeure or pursuant to Section 7.2, Seller shall indemnify Buyer against all incremental costs and expenses reasonably incurred by Buyer to obtain Replacement Fuel, all Unrecovered Transportation Demand Charges, and all Buyer's Pipeline Penalties imposed by Buyer's Transporters as a result of Seller's failure to deliver, calculated at Buyer's Plant, (the "Indemnity Amount"). Except as provided for in this Subsection 20.1, Seller shall not be responsible for any other indirect or consequential damages suffered by Buyer. Buyer shall use reasonable efforts to mitigate costs for which Seller is responsible, and without limitation, Buyer shall use reasonable efforts to utilize Replacement Fuel which will minimize the Indemnity Amount.

20.2 <u>Payment of Indemnity Amount</u>

The Seller shall pay to Buyer any Indemnity Amount within thirty (30) Days of Buyer rendering a bill for any Indemnity Amount to Seller, and Buyer may set-off the Indemnity Amount, in whole or in part against outstanding amounts due from Buyer to Seller. Seller may set-off the Indemnity Amount in whole or in part against any outstanding amounts due from Buyer to Seller. If Seller fails to pay any Indemnity Amount, or any portion thereof interest thereon shall accrue at the rate of interest which is equal to the Prime Rate plus one hundred (100) basis points until the same is paid during the period or time such payment remains outstanding.

20.3 <u>Misrepresentation</u>

Buyer and Seller agree to indemnify, save and hold the other harmless from and against any loss, damage, cost, claim, expense or liability whatsoever with respect to or resulting from Buyer's or Seller's (as the case may be) representations and warranties in this Agreement not being true.

20.4 <u>Survival</u>

The liabilities of Buyer and Seller hereunder for breach of any covenants, representations or warranties and the obligations of Buyer and Seller under any indemnity herein contained shall survive termination of this Agreement except as otherwise expressly provided.

ARTICLE XXI
<u>CONVERSIONS</u>

21.1 Intentionally Left Blank

21.2 <u>Currency</u>

The conversion from Canadian dollars to United States dollars for a particular period of time shall be at the Bank of Canada average noon Day spot exchange rate applicable to that same period of time (the "Exchange Rate").

21.3 <u>Factors</u>

The conversion of any quantity or value referred to below shall be done using the equivalent factor associated therewith.

MMBtu X 1.055056      =    GJ
MMcf X 28.32784      =    $10^3 m^3$

```
psi X 6.894757        =   kPa
(°F - 32) x 5/9       =   °C
```

ARTICLE XXII

Intentionally Left Blank

ARTICLE XXIII
GENERAL

23.1 Prior Agreements

This Agreement supersedes all prior agreements between Buyer and Seller as well as all prior understandings or writings among the parties, whether written or oral and whether legally enforceable or not, in connection with the subject matter of this Agreement. This Agreement contains the entire understanding of the parties with respect to the matters contained herein. There are no promises, covenants or undertakings other than those expressly set forth herein.

23.2 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns as provided for herein.

23.3 Waiver

No waiver by a party hereto of any provision, or the breach of any provision, of this Agreement shall be effective unless it is contained in a written instrument signed by authorized officers or representatives of the party hereto. Such written waiver shall effect only the matter specifically identified in the instrument granting the waiver and shall not extend to any other matter, provision or breach.

23.4 Delay Not Waiver

The failure of a party hereto to give notice to any other party hereto or to take any other steps in exercising any right, or in respect of the breach or nonfulfillment of any provision of this Agreement, shall not operate as a waiver of that right, breach or provision nor shall any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in law or in equity or otherwise.

23.5 Further Assurances

Each party shall at its own cost and expense, from time to time and without further consideration, execute or cause to be executed all documents and take or fail to take such regulatory or other actions which are necessary or desirable to give effect to the provisions of this Agreement.

23.6 Cumulative Remedies

The provisions of this Agreement, and the rights and remedies of the parties under this Agreement are cumulative and are without prejudice and in addition to any rights or remedies a party may have at law or equity; no exercise by a party of any one right or remedy under this Agreement, or at law or in equity, shall (save to the extent, if any, provided expressly in this Agreement, or at law or in equity) operate so as to hinder or prevent the exercise by it of any other such right or remedy.

23.7 Governing Law

This Agreement shall be governed by and construed according to the laws of the Province of Alberta.

23.8 Nonrecourse Obligation of Limited Partnership

Seller acknowledges and agrees that: (a) Buyer is a limited partnership; (b) Seller shall have no recourse against any partner(s) in Buyer with respect to the obligations of Buyer and its sole recourse shall be against the Buyer's assets, irrespective of any failure to comply with applicable law or any provisions of this Agreement; (c) no claim shall be made against any partner(s) in Buyer in connection with the obligations of Buyer under this Agreement, except that the partner(s) may be joined as nominal parties for the purpose of enforcing Seller's rights hereunder; (d) Seller shall have no right to any claim in respect of Buyer not yet due and owing; and (e) this representation is made expressly for the benefit of the partner(s) in Buyer.

23.9 Time is of the Essence

Time is of the essence in this Agreement.

23.10 Resale

Seller and Buyer agree that there are no restrictions under this Agreement on Buyer's resale or use of gas purchased under this Agreement.

23.11 <u>Financial Assurances</u>

If either party ("X") has its credit rating reduced below investment grade by either the Standard & Poor's Rating Group (a division of McGraw-Hill, Inc.) or its successor ("S&P"), or Moody's Investor Services, Inc., or its successor ("Moody's") (such that S&P rate party X's long-term debt obligations below BBB-, or Moody's rates party X's long-term debt obligations below Baa3), then the other party ("Y") may demand Adequate Assurance of Performance, and party X shall provide party Y with Adequate Assurance of Performance within 5 Business Days after a written request by party Y. "Adequate Assurance of Performance" shall mean sufficient security in the form, in an amount, for the term and from an entity reasonably acceptable to party Y, including, but not limited to, a standby irrevocable letter of credit, a prepayment or a performance bond or guaranty. Sufficient security shall be based upon Seller's exposure to Buyer which shall be calculated as the amount to be paid pursuant to Section 6.1 for the DCQ as if delivered by Seller for a period of fifty-five (55) Days, subject to a maximum aggregate amount of US$4,000,000, regardless of whether Seller or Buyer is party X.

23.12 <u>Execution in Counterpart Facsimile</u>

This agreement may be signed in counterpart by facsimile transmission and each copy shall be deemed to be an original.

**[Remainder of Page Intentionally Left Blank]**

-34-

IN WITNESS WHEREOF this Agreement is executed in multiple originals effective as of the Day and year first herein above written.

SELKIRK COGEN PARTNERS, LP

By:    JMC Selkirk, Inc., Managing
       General Partner

By:    /s/ P.CHRISMAN IRIBE
    _____

Name:  P. Chrisman Iribe

Title:  President

ENCANA CORPORATION

By:    /s/ KIM JOSLIN
    _____

Name:  Kim Joslin

Title:  Vice President
       Canadian Gas Marketing

-35-

**EXHIBIT 10.4**

Base Contract for Sale and Purchase of Natural Gas

This Base Contract is entered into as of the following date: **January 1, 2005.** The parties to this Base Contract are the following:

| | |
|---|---|
| **Selkirk Cogen Partners, L.P.** | and **EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing** |
| **24 Power Park Drive, Selkirk, NY 12158** | **#1800, 855 – 2nd Street S.W. Calgary, AB, Canada T2P 4Z5** |
| Duns Number: 78-732-7881 | Duns Number: 20-188-3654 |
| Contract Number: NAESB Standard 6.3.1 dated April 19, 2002 | Contract Number: NAESB Standard 6.3.1 dated April 19, 2002 |
| Canadian GST Number: BN877261214 | Canadian GST Number: 13334 3517 |

| | |
|---|---|
| *Notices*: | *Notices*: |
| (same address as above) | (same address as above) |
| Attn: General Manager | Attn: Gas Contract Administrator |
| Phone: 518-475-5773 x102    Fax: 518-475-5199 | Phone: 403-645-6244    Fax: 403-645-6201 |
| | |
| *Confirmations*: | *Confirmations*: |
| (same address as above) | (same address as above) |
| Attn: Site Business Analyst | Attn: Trade Administration |
| Phone: 518-475-5773 x136    Fax: 518-475-5199 | Phone: 403-645-6225    Fax: 403-645-6201 |
| | |
| *Invoices and Payments*: | *Invoices and Payments*: |
| (same address as above) | (same address as above) |
| Attn: Accounting Manager | Attn: Natural Gas Marketing Accounting |
| Phone: 518-475-5773 x143    Fax: 518-475-5199 | Phone: 403-645-6236    Fax: 403-645-2617 |
| | |
| *Wire Transfer or ACH Numbers (if applicable)*: | *Wire Transfer or ACH Numbers (if applicable)*: |
| BANK: Bankers Trust Company | BANK: Royal Bank of Canada, 339 – 8th Ave SW Calgary |
| ABA: 021-001-033 | ABA: 021000021 – Interm: Chase Manhattan Bank, NY |
| ACCT: 01-419-647 | ACCT: USD #400-484-2 / CND #117-461-4 |
| Other Details: Project Revenue Fund #12103 | Other Details: Canadian Bank #003, Transit #00009 |

This Base Contract incorporates by reference for all purposes the General Terms and Conditions for Sale and Purchase of Natural Gas published by the North American Energy Standards Board. The parties hereby agree to the following provisions offered in said General Terms and Conditions. In the event the parties fail to check a box, the specified default provision shall apply. <u>Select only one box from each section</u>:

| | | | | | |
|---|---|---|---|---|---|
| **Section 1.2**<br>Transaction<br>Procedure | ☐ Oral (default)<br>■ Written | | **Section 7.2**<br>Payment Date | ■ | 25th Day of Month following Month of delivery (default) If paying by check, payment must be received by Seller no later than the Payment Date. |
| **Section 2.5**<br>Confirm<br>Deadline | ☐ 2 Business Days after receipt (default)<br>■ 3 Business Days after receipt | | **Section 7.2**<br>Method of<br>Payment | ■ Wire transfer (default)<br>☐ Automated Clearinghouse Credit (ACH)<br>☐ Check | |
| **Section 2.6**<br>Confirming<br>Party | ☐ Seller (default)<br>☐ Buyer<br>■ EnCana Gas Marketing | | **Section 7.7**<br>Netting | ■ Netting applies (default)<br>☐ Netting does not apply | |
| **Section 3.2**<br>Performance<br>Obligation | ☐ Cover Standard (default)<br>■ Spot Price Standard | | **Section 10.3.1**<br>Early<br>Termination<br>Damages | ■ Early Termination Damages Apply (default)<br>☐ Early Termination Damages Do Not Apply | |

***Note: The following Spot Price Publication applies to both of the immediately preceding.***

| | | | | | |
|---|---|---|---|---|---|
| | | | **Section 10.3.2**<br>Other<br>Agreement<br>Setoffs | ■ Other Agreement Setoffs Apply (default)<br>☐ Other Agreement Setoffs Do Not Apply | |
| **Section 2.26**<br>Spot Price<br>Publication | ☐ Gas Daily Midpoint (default)<br>■ Per Canadian Gas Price Reporter | | **Section 14.5**<br>Choice Of Law | Alberta | |
| **Section 6**<br>Taxes | ■ Buyer Pays At and After Delivery Point<br>☐ Seller Pays Before and At Delivery Point | | **Section 14.10**<br>Confidentiality | ■ Confidentiality applies (default)<br>☐ Confidentiality does not apply | |

■ **Special Provisions** Number of sheets attached: Six (6)

■ **Addendum(s): Canadian Addendum dated April 19, 2002 (unamended)**

IN WITNESS WHEREOF, the parties hereto have executed this Base Contract in duplicate.

| | |
|---|---|
| **Selkirk Cogen Partners, L.P.,**<br>**By its Managing General Partner, JMC Selkirk, Inc.** | **EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing** |
| By    /s/ P.CHRISMAN IRIBE | By:    /s/ KIM JOSLIN |

Name: P. Chrisman Iribe                          Name: J. Kim Joslin
Title:  President                                Title:  Vice-President, Canadian Gas Marketing

Date:  <u>December 23, 2004</u>                 Date:  <u>December 20, 2004</u>

SECTION 1. PURPOSE AND PROCEDURES

1.1. These General Terms and Conditions are intended to facilitate purchase and sale transactions of Gas on a Firm or Interruptible basis. "Buyer" refers to the party receiving Gas and "Seller" refers to the party delivering Gas. The entire agreement between the parties shall be the Contract as defined in Section 2.7.

**The parties have selected either the "Oral Transaction Procedure" or the "Written Transaction Procedure" as indicated on the Base Contract.**

**Oral Transaction Procedure:**

1.2. The parties will use the following Transaction Confirmation procedure. Any Gas purchase and sale transaction may be effectuated in an EDI transmission or telephone conversation with the offer and acceptance constituting the agreement of the parties. The parties shall be legally bound from the time they so agree to transaction terms and may each rely thereon. Any such transaction shall be considered a "writing" and to have been "signed". Notwithstanding the foregoing sentence, the parties agree that Confirming Party shall, and the other party may, confirm a telephonic transaction by sending the other party a Transaction Confirmation by facsimile, EDI or mutually agreeable electronic means within three Business Days of a transaction covered by this Section 1.2 (Oral Transaction Procedure) provided that the failure to send a Transaction Confirmation shall not invalidate the oral agreement of the parties. Confirming Party adopts its confirming letterhead, or the like, as its signature on any Transaction Confirmation as the identification and authentication of Confirming Party. If the Transaction Confirmation contains any provisions other than those relating to the commercial terms of the transaction (i.e., price, quantity, performance obligation, delivery point, period of delivery and/or transportation conditions), which modify or supplement the Base Contract or General Terms and Conditions of this Contract (e.g., arbitration or additional representations and warranties), such provisions shall not be deemed to be accepted pursuant to Section 1.3 but must be expressly agreed to by both parties; provided that the foregoing shall not invalidate any transaction agreed to by the parties.

**Written Transaction Procedure:**

1.2. The parties will use the following Transaction Confirmation procedure. Should the parties come to an agreement regarding a Gas purchase and sale transaction for a particular Delivery Period, the Confirming Party shall, and the other party may, record that agreement on a Transaction Confirmation and communicate such Transaction Confirmation by facsimile, EDI or mutually agreeable electronic means, to the other party by the close of the Business Day following the date of agreement. The parties acknowledge that their agreement will not be binding until the exchange of nonconflicting Transaction Confirmations or the passage of the Confirm Deadline without objection from the receiving party, as provided in Section 1.3.

1.3. If a sending party's Transaction Confirmation is materially different from the receiving party's understanding of the agreement referred to in Section 1.2, such receiving party shall notify the sending party via facsimile, EDI or mutually agreeable electronic means by the Confirm Deadline, unless such receiving party has previously sent a Transaction Confirmation to the sending party. The failure of the receiving party to so notify the sending party in writing by the Confirm Deadline constitutes the receiving party's agreement to the terms of the transaction described in the sending party's Transaction Confirmation. If there are any material differences between timely sent Transaction Confirmations governing the same transaction, then neither Transaction Confirmation shall be binding until or unless such differences are resolved including the use of any evidence that clearly resolves the differences in the Transaction Confirmations. In the event of a conflict among the terms of (i) a binding Transaction Confirmation pursuant to Section 1.2, (ii) the oral agreement of the parties which may be evidenced by a recorded conversation, where the parties have selected the Oral Transaction Procedure of the Base Contract, (iii) the Base Contract, and (iv) these General Terms and Conditions, the terms of the documents shall govern in the priority listed in this sentence.

1.4. The parties agree that each party may electronically record all telephone conversations with respect to this Contract between their respective employees, without any special or further notice to the other party. Each party shall obtain any necessary consent of its agents and employees to such recording. Where the parties have selected the Oral Transaction Procedure in Section 1.2 of the Base Contract, the parties agree not to contest the validity or enforceability of telephonic recordings entered into in accordance with the requirements of this Base Contract. However, nothing herein shall be construed as a waiver of any objection to the admissibility of such evidence.

SECTION 2. DEFINITIONS

The terms set forth below shall have the meaning ascribed to them below. Other terms are also defined elsewhere in the Contract and shall have the meanings ascribed to them herein.

2.1. "Alternative Damages" shall mean such damages, expressed in dollars or dollars per MMBtu, as the parties shall agree upon in the Transaction Confirmation, in the event either Seller or Buyer fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer.

2.2. "Base Contract" shall mean a contract executed by the parties that incorporates these General Terms and Conditions by reference; that specifies the agreed selections of provisions contained herein; and that sets forth other information required herein and any Special Provisions and addendum(s) as identified on page one.

2.3. "British thermal unit" or "Btu" shall mean the International BTU, which is also called the Btu (IT).

2.4. "Business Day" shall mean any day except Saturday, Sunday or Federal Reserve Bank holidays.

2.5. "Confirm Deadline" shall mean 5:00 p.m. in the receiving party's time zone on the second Business Day following the Day a Transaction Confirmation is received or, if applicable, on the Business Day agreed to by the parties in the Base Contract; provided, if the Transaction Confirmation is time stamped after 5:00 p.m. in the receiving party's time zone, it shall be deemed received at the opening of the next Business Day.

2.6. "Confirming Party" shall mean the party designated in the Base Contract to prepare and forward Transaction Confirmations to the other party.

2.7. "Contract" shall mean the legally-binding relationship established by (i) the Base Contract, (ii) any and all binding Transaction Confirmations and (iii) where the parties have selected the Oral Transaction Procedure in Section 1.2 of the Base Contract, any and all transactions that the parties have entered into through an EDI transmission or by telephone, but that have not been confirmed in a binding Transaction Confirmation.

2.8. "Contract Price" shall mean the amount expressed in U.S. Dollars per MMBtu to be paid by Buyer to Seller for the purchase of Gas as agreed to by the parties in a transaction.

2.9. "Contract Quantity" shall mean the quantity of Gas to be delivered and taken as agreed to by the parties in a transaction.

2.10. "Cover Standard", as referred to in Section 3.2, shall mean that if there is an unexcused failure to take or deliver any quantity of Gas pursuant to this Contract, then the performing party shall use commercially reasonable efforts to (i) if Buyer is the performing party, obtain Gas, (or an alternate fuel if elected by Buyer and replacement Gas is not available), or (ii) if Seller is the performing party, sell Gas, in either case, at a price reasonable for the delivery or production area, as applicable, consistent with: the amount of notice provided by the nonperforming party; the immediacy of the Buyer's Gas consumption needs or Seller's Gas sales requirements, as applicable; the quantities involved; and the anticipated length of failure by the nonperforming party.

2.11. "Credit Support Obligation(s)" shall mean any obligation(s) to provide or establish credit support for, or on behalf of, a party to this Contract such as an irrevocable standby letter of credit, a margin agreement, a prepayment, a security interest in an asset, a performance bond, guaranty, or other good and sufficient security of a continuing nature.

2.12. "Day" shall mean a period of 24 consecutive hours, coextensive with a "day" as defined by the Receiving Transporter in a particular transaction.

2.13. "Delivery Period" shall be the period during which deliveries are to be made as agreed to by the parties in a transaction.

2.14. "Delivery Point(s)" shall mean such point(s) as are agreed to by the parties in a transaction.

2.15. "EDI" shall mean an electronic data interchange pursuant to an agreement entered into by the parties, specifically relating to the communication of Transaction Confirmations under this Contract.

2.16. "EFP" shall mean the purchase, sale or exchange of natural Gas as the "physical" side of an exchange for physical transaction involving gas futures contracts. EFP shall incorporate the meaning and remedies of "Firm", provided that a party's excuse for nonperformance of its obligations to deliver or receive Gas will be governed by the rules of the relevant futures exchange regulated under the Commodity Exchange Act.

2.17. "Firm" shall mean that either party may interrupt its performance without liability only to the extent that such performance is prevented for reasons of Force Majeure; provided, however, that during Force Majeure interruptions, the party invoking Force Majeure may be responsible for any Imbalance Charges as set forth in Section 4.3 related to its interruption after the nomination is made to the Transporter and until the change in deliveries and/or receipts is confirmed by the Transporter.

2.18. "Gas" shall mean any mixture of hydrocarbons and noncombustible gases in a gaseous state consisting primarily of methane.

2.19. "Imbalance Charges" shall mean any fees, penalties, costs or charges (in cash or in kind) assessed by a Transporter for failure to satisfy the Transporter's balance and/or nomination requirements.

2.20. "Interruptible" shall mean that either party may interrupt its performance at any time for any reason, whether or not caused by an event of Force Majeure, with no liability, except such interrupting party may be responsible for any Imbalance Charges as set forth in Section 4.3 related to its interruption after the nomination is made to the Transporter and until the change in deliveries and/or receipts is confirmed by Transporter.

2.21. "MMBtu" shall mean one million British thermal units, which is equivalent to one dekatherm.

2.22. "Month" shall mean the period beginning on the first Day of the calendar month and ending immediately prior to the commencement of the first Day of the next calendar month.

2.23. "Payment Date" shall mean a date, as indicated on the Base Contract, on or before which payment is due Seller for Gas received by Buyer in the previous Month.

2.24. "Receiving Transporter" shall mean the Transporter receiving Gas at a Delivery Point, or absent such receiving Transporter, the Transporter delivering Gas at a Delivery Point.

2.25. "Scheduled Gas" shall mean the quantity of Gas confirmed by Transporter(s) for movement, transportation or management.

2.26. "Spot Price " as referred to in Section 3.2 shall mean the price listed in the publication indicated on the Base Contract, under the listing applicable to the geographic location closest in proximity to the Delivery Point(s) for the relevant Day; provided, if there is no single price published for such location for such Day, but there is published a range of prices, then the Spot Price shall be the average

of such high and low prices. If no price or range of prices is published for such Day, then the Spot Price shall be the average of the following: (i) the price (determined as stated above) for the first Day for which a price or range of prices is published that next precedes the relevant Day; and (ii) the price (determined as stated above) for the first Day for which a price or range of prices is published that next follows the relevant Day.

2.27. "Transaction Confirmation" shall mean a document, similar to the form of Exhibit A, setting forth the terms of a transaction formed pursuant to Section 1 for a particular Delivery Period.

2.28. "Termination Option" shall mean the option of either party to terminate a transaction in the event that the other party fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer for a designated number of days during a period as specified on the applicable Transaction Confirmation.

2.29. "Transporter(s)" shall mean all Gas gathering or pipeline companies, or local distribution companies, acting in the capacity of a transporter, transporting Gas for Seller or Buyer upstream or downstream, respectively, of the Delivery Point pursuant to a particular transaction.

SECTION 3. PERFORMANCE OBLIGATION

3.1. Seller agrees to sell and deliver, and Buyer agrees to receive and purchase, the Contract Quantity for a particular transaction in accordance with the terms of the Contract. Sales and purchases will be on a Firm or Interruptible basis, as agreed to by the parties in a transaction.

**The parties have selected either the "Cover Standard" or the "Spot Price Standard" as indicated on the Base Contract. Cover Standard:**

3.2. The sole and exclusive remedy of the parties in the event of a breach of a Firm obligation to deliver or receive Gas shall be recovery of the following: (i) in the event of a breach by Seller on any Day(s), payment by Seller to Buyer in an amount equal to the positive difference, if any, between the purchase price paid by Buyer utilizing the Cover Standard and the Contract Price, adjusted for commercially reasonable differences in transportation costs to or from the Delivery Point(s), multiplied by the difference between the Contract Quantity and the quantity actually delivered by Seller for such Day(s); or (ii) in the event of a breach by Buyer on any Day(s), payment by Buyer to Seller in the amount equal to the positive difference, if any, between the Contract Price and the price received by Seller utilizing the Cover Standard for the resale of such Gas, adjusted for commercially reasonable differences in transportation costs to or from the Delivery Point(s), multiplied by the difference between the Contract Quantity and the quantity actually taken by Buyer for such Day(s); or (iii) in the event that Buyer has used commercially reasonable efforts to replace the Gas or Seller has used commercially reasonable efforts to sell the Gas to a third party, and no such replacement or sale is available, then the sole and exclusive remedy of the performing party shall be any unfavorable difference between the Contract Price and the Spot Price, adjusted for such transportation to the applicable Delivery Point, multiplied by the difference between the Contract Quantity and the quantity actually delivered by Seller and received by Buyer for such Day(s). Imbalance Charges shall not be recovered under this Section 3.2, but Seller and/or Buyer shall be responsible for Imbalance Charges, if any, as provided in Section 4.3. The amount of such unfavorable difference shall be payable five Business Days after presentation of the performing party's invoice, which shall set forth the basis upon which such amount was calculated.

**Spot Price Standard:**

3.2. The sole and exclusive remedy of the parties in the event of a breach of a Firm obligation to deliver or receive Gas shall be recovery of the following: (i) in the event of a breach by Seller on any Day(s), payment by Seller to Buyer in an amount equal to the difference between the Contract Quantity and the actual quantity delivered by Seller and received by Buyer for such Day(s), multiplied by the positive difference, if any, obtained by subtracting the Contract Price from the Spot Price; or (ii) in the event of a breach by Buyer on any Day(s), payment by Buyer to Seller in an amount equal to the difference between the Contract Quantity and the actual quantity delivered by Seller and received by Buyer for such Day(s), multiplied by the positive difference, if any, obtained by subtracting the applicable Spot Price from the Contract Price. Imbalance Charges shall not be recovered under this Section 3.2, but Seller and/or Buyer shall be responsible for Imbalance Charges, if any, as provided in Section 4.3. The amount of such unfavorable difference shall be payable five Business Days after presentation of the performing party's invoice, which shall set forth the basis upon which such amount was calculated.

3.3. Notwithstanding Section 3.2, the parties may agree to Alternative Damages in a Transaction Confirmation executed in writing by both parties.

3.4. In addition to Sections 3.2 and 3.3, the parties may provide for a Termination Option in a Transaction Confirmation executed in writing by both parties. The Transaction Confirmation containing the Termination Option will designate the length of nonperformance triggering the Termination Option and the procedures for exercise thereof, how damages for nonperformance will be compensated, and how liquidation costs will be calculated.

SECTION 4. TRANSPORTATION, NOMINATIONS, AND IMBALANCES

4.1. Seller shall have the sole responsibility for transporting the Gas to the Delivery Point(s). Buyer shall have the sole responsibility for transporting the Gas from the Delivery Point(s).

4.2. The parties shall coordinate their nomination activities, giving sufficient time to meet the deadlines of the affected Transporter(s). Each party shall give the other party timely prior Notice, sufficient to meet the requirements of all Transporter(s) involved in the transaction, of the quantities of Gas to be delivered and purchased each Day. Should either party become aware that actual deliveries at the Delivery Point(s) are greater or lesser than the Scheduled Gas, such party shall promptly notify the other party.

4.3. The parties shall use commercially reasonable efforts to avoid imposition of any Imbalance Charges. If Buyer or Seller receives an invoice from a Transporter that includes Imbalance Charges, the parties shall determine the validity as well as the cause of such Imbalance Charges. If the Imbalance Charges were incurred as a result of Buyer's receipt of quantities of Gas greater than or less than the Scheduled Gas, then Buyer shall pay for such Imbalance Charges or reimburse Seller for such Imbalance Charges paid by Seller. If the Imbalance Charges were incurred as a result of Seller's delivery of quantities of Gas greater than or less than the Scheduled Gas, then Seller shall pay for such Imbalance Charges or reimburse Buyer for such Imbalance Charges paid by Buyer.

## SECTION 5. QUALITY AND MEASUREMENT

All Gas delivered by Seller shall meet the pressure, quality and heat content requirements of the Receiving Transporter. The unit of quantity measurement for purposes of this Contract shall be one MMBtu dry. Measurement of Gas quantities hereunder shall be in accordance with the established procedures of the Receiving Transporter.

## SECTION 6. TAXES

**The parties have selected either "Buyer Pays At and After Delivery Point" or "Seller Pays Before and At Delivery Point" as indicated on the Base Contract.**

**Buyer Pays At and After Delivery Point:**

Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses or charges imposed by any government authority ("Taxes") on or with respect to the Gas prior to the Delivery Point(s). Buyer shall pay or cause to be paid all Taxes on or with respect to the Gas at the Delivery Point(s) and all Taxes after the Delivery Point(s). If a party is required to remit or pay Taxes that are the other party's responsibility hereunder, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation thereof.

**Seller Pays Before and At Delivery Point:**

Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses or charges imposed by any government authority ("Taxes") on or with respect to the Gas prior to the Delivery Point(s) and all Taxes at the Delivery Point(s). Buyer shall pay or cause to be paid all Taxes on or with respect to the Gas after the Delivery Point(s). If a party is required to remit or pay Taxes that are the other party's responsibility hereunder, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation thereof.

## SECTION 7. BILLING, PAYMENT, AND AUDIT

7.1. Seller shall invoice Buyer for Gas delivered and received in the preceding Month and for any other applicable charges, providing supporting documentation acceptable in industry practice to support the amount charged. If the actual quantity delivered is not known by the billing date, billing will be prepared based on the quantity of Scheduled Gas. The invoiced quantity will then be adjusted to the actual quantity on the following Month's billing or as soon thereafter as actual delivery information is available.

7.2. Buyer shall remit the amount due under Section 7.1 in the manner specified in the Base Contract, in immediately available funds, on or before the later of the Payment Date or 10 Days after receipt of the invoice by Buyer; provided that if the Payment Date is not a Business Day, payment is due on the next Business Day following that date. In the event any payments are due Buyer hereunder, payment to Buyer shall be made in accordance with this Section 7.2.

7.3. In the event payments become due pursuant to Sections 3.2 or 3.3, the performing party may submit an invoice to the nonperforming party for an accelerated payment setting forth the basis upon which the invoiced amount was calculated. Payment from the nonperforming party will be due five Business Days after receipt of invoice.

7.4. If the invoiced party, in good faith, disputes the amount of any such invoice or any part thereof, such invoiced party will pay such amount as it concedes to be correct; provided, however, if the invoiced party disputes the amount due, it must provide supporting documentation acceptable in industry practice to support the amount paid or disputed. In the event the parties are unable to resolve such dispute, either party may pursue any remedy available at law or in equity to enforce its rights pursuant to this Section.

7.5. If the invoiced party fails to remit the full amount payable when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lower of (i) the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

7.6. A party shall have the right, at its own expense, upon reasonable Notice and at reasonable times, to examine and audit and to obtain copies of the relevant portion of the books, records, and telephone recordings of the other party only to the extent reasonably necessary to verify the accuracy of any statement, charge, payment, or computation made under the Contract. This right to examine, audit, and to obtain copies shall not be available with respect to proprietary information not directly relevant to transactions under this Contract. All invoices and billings shall be conclusively presumed final and accurate and all associated claims for under- or overpayments shall be deemed waived unless such invoices or billings are objected to in writing, with adequate explanation and/or documentation, within two years after the Month of Gas delivery. All retroactive adjustments under Section 7 shall be paid in full by the party owing payment within 30 Days of Notice and substantiation of such inaccuracy.

7.7. Unless the parties have elected on the Base Contract not to make this Section 7.7 applicable to this Contract, the parties shall net all undisputed amounts due and owing, and/or past due, arising under the Contract such that the party owing the greater amount shall make a single payment of the net amount to the other party in accordance with Section 7; provided that no payment required to be made pursuant to the terms of any Credit Support Obligation or pursuant to Section 7.3 shall be subject to netting under this Section. If the parties have executed a separate netting agreement, the terms and conditions therein shall prevail to the extent inconsistent herewith.

SECTION 8. TITLE, WARRANTY, AND INDEMNITY

8.1. Unless otherwise specifically agreed, title to the Gas shall pass from Seller to Buyer at the Delivery Point(s). Seller shall have responsibility for and assume any liability with respect to the Gas prior to its delivery to Buyer at the specified Delivery Point(s). Buyer shall have responsibility for and any liability with respect to said Gas after its delivery to Buyer at the Delivery Point(s).

8.2. Seller warrants that it will have the right to convey and will transfer good and merchantable title to all Gas sold hereunder and delivered by it to Buyer, free and clear of all liens, encumbrances, and claims. EXCEPT AS PROVIDED IN THIS SECTION 8.2 AND IN SECTION 14.8, ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE, ARE DISCLAIMED.

8.3. Seller agrees to indemnify Buyer and save it harmless from all losses, liabilities or claims including reasonable attorneys' fees and costs of court ("Claims"), from any and all persons, arising from or out of claims of title, personal injury or property damage from said Gas or other charges thereon which attach before title passes to Buyer. Buyer agrees to indemnify Seller and save it harmless from all Claims, from any and all persons, arising from or out of claims regarding payment, personal injury or property damage from said Gas or other charges thereon which attach after title passes to Buyer.

8.4. Notwithstanding the other provisions of this Section 8, as between Seller and Buyer, Seller will be liable for all Claims to the extent that such arise from the failure of Gas delivered by Seller to meet the quality requirements of Section 5.

SECTION 9. NOTICES

9.1. All Transaction Confirmations, invoices, payments and other communications made pursuant to the Base Contract ("Notices") shall be made to the addresses specified in writing by the respective parties from time to time.

9.2. All Notices required hereunder may be sent by facsimile or mutually acceptable electronic means, a nationally recognized overnight courier service, first class mail or hand delivered.

9.3. Notice shall be given when received on a Business Day by the addressee. In the absence of proof of the actual receipt date, the following presumptions will apply. Notices sent by facsimile shall be deemed to have been received upon the sending party's receipt of its facsimile machine's confirmation of successful transmission. If the day on which such facsimile is received is not a Business Day or is after five p.m. on a Business Day, then such facsimile shall be deemed to have been received on the next following Business Day. Notice by overnight mail or courier shall be deemed to have been received on the next Business Day after it was sent or such earlier time as is confirmed by the receiving party. Notice via first class mail shall be considered delivered five Business Days after mailing.

SECTION 10. FINANCIAL RESPONSIBILITY

10.1. If either party ("X") has reasonable grounds for insecurity regarding the performance of any obligation under this Contract (whether or not then due) by the other party ("Y") (including, without limitation, the occurrence of a material change in the creditworthiness of Y), X may demand Adequate Assurance of Performance. "Adequate Assurance of Performance" shall mean sufficient security in the form, amount and for the term reasonably acceptable to X, including, but not limited to, a standby irrevocable letter of credit, a prepayment, a security interest in an asset or a performance bond or guaranty (including the issuer of any such security).

10.2. In the event (each an "Event of Default") either party (the "Defaulting Party") or its guarantor shall: (i) make an assignment or any general arrangement for the benefit of creditors; (ii) file a petition or otherwise commence, authorize, or acquiesce in the commencement of a proceeding or case under any bankruptcy or similar law for the protection of creditors or have such petition filed or proceeding commenced against it; (iii) otherwise become bankrupt or insolvent (however evidenced); (iv) be unable to pay its debts as they fall due; (v) have a receiver, provisional liquidator, conservator, custodian, trustee or other similar official appointed with respect to it or substantially all of its assets; (vi) fail to perform any obligation to the other party with respect to any Credit Support Obligations relating to the Contract; (vii) fail to give Adequate Assurance of Performance under Section 10.1 within 48 hours but at least one Business Day of a written request by the other party; or (viii) not have paid any amount due the other party hereunder on or before the second Business Day following written Notice that such payment is due; then the other party (the "Non-Defaulting Party") shall have the right, at its sole election, to immediately withhold and/or suspend deliveries or payments upon Notice and/or to terminate and liquidate the transactions under the Contract, in the manner provided in Section 10.3, in addition to any and all other remedies available hereunder.

10.3. If an Event of Default has occurred and is continuing, the Non-Defaulting Party shall have the right, by Notice to the Defaulting Party, to designate a Day, no earlier than the Day such Notice is given and no later than 20 Days after such Notice is given, as an early termination date (the "Early Termination Date") for the liquidation and termination pursuant to Section 10.3.1 of all transactions under the Contract, each a "Terminated Transaction". On the Early Termination Date, all transactions will terminate, other than those transactions, if any, that may not be liquidated and terminated under applicable law or that are, in the reasonable opinion of the Non-Defaulting Party, commercially impracticable to liquidate and terminate ("Excluded Transactions"), which Excluded Transactions must be liquidated and terminated as soon thereafter as is reasonably practicable, and upon termination shall be a Terminated Transaction and be valued consistent with Section 10.3.1 below. With respect to each Excluded Transaction, its actual termination date shall be the Early Termination Date for purposes of Section 10.3.1.

NAESB Standard 6.3.1
April 19, 2002

**The parties have selected either "Early Termination Damages Apply" or "Early Termination Damages Do Not Apply" as indicated on the Base Contract.**

**Early Termination Damages Apply:**

10.3.1. As of the Early Termination Date, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner, (i) the amount owed (whether or not then due) by each party with respect to all Gas delivered and received between the parties under Terminated Transactions and Excluded Transactions on and before the Early Termination Date and all other applicable charges relating to such deliveries and receipts (including without limitation any amounts owed under Section 3.2), for which payment has not yet been made by the party that owes such payment under this Contract and (ii) the Market Value, as defined below, of each Terminated Transaction. The Non-Defaulting Party shall (x) liquidate and accelerate each Terminated Transaction at its Market Value, so that each amount equal to the difference between such Market Value and the Contract Value, as defined below, of such Terminated Transaction(s) shall be due to the Buyer under the Terminated Transaction(s) if such Market Value exceeds the Contract Value and to the Seller if the opposite is the case; and (y) where appropriate, discount each amount then due under clause (x) above to present value in a commercially reasonable manner as of the Early Termination Date (to take account of the period between the date of liquidation and the date on which such amount would have otherwise been due pursuant to the relevant Terminated Transactions).

For purposes of this Section 10.3.1, "Contract Value" means the amount of Gas remaining to be delivered or purchased under a transaction multiplied by the Contract Price, and "Market Value" means the amount of Gas remaining to be delivered or purchased under a transaction multiplied by the market price for a similar transaction at the Delivery Point determined by the Non-Defaulting Party in a commercially reasonable manner. To ascertain the Market Value, the Non-Defaulting Party may consider, among other valuations, any or all of the settlement prices of NYMEX Gas futures contracts, quotations from leading dealers in energy swap contracts or physical gas trading markets, similar sales or purchases and any other bona fide third-party offers, all adjusted for the length of the term and differences in transportation costs. A party shall not be required to enter into a replacement transaction(s) in order to determine the Market Value. Any extension(s) of the term of a transaction to which parties are not bound as of the Early Termination Date (including but not limited to "evergreen provisions") shall not be considered in determining Contract Values and Market Values. For the avoidance of doubt, any option pursuant to which one party has the right to extend the term of a transaction shall be considered in determining Contract Values and Market Values. The rate of interest used in calculating net present value shall be determined by the Non-Defaulting Party in a commercially reasonable manner.

**Early Termination Damages Do Not Apply:**

10.3.1. As of the Early Termination Date, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner, the amount owed (whether or not then due) by each party with respect to all Gas delivered and received between the parties under Terminated Transactions and Excluded Transactions on and before the Early Termination Date and all other applicable charges relating to such deliveries and receipts (including without limitation any amounts owed under Section 3.2), for which payment has not yet been made by the party that owes such payment under this Contract.

**The parties have selected either "Other Agreement Setoffs Apply" or "Other Agreement Setoffs Do Not Apply" as indicated on the Base Contract.**

**Other Agreement Setoffs Apply:**

10.3.2. The Non-Defaulting Party shall net or aggregate, as appropriate, any and all amounts owing between the parties under Section 10.3.1, so that all such amounts are netted or aggregated to a single liquidated amount payable by one party to the other (the "Net Settlement Amount"). At its sole option and without prior Notice to the Defaulting Party, the Non-Defaulting Party may setoff (i) any Net Settlement Amount owed to the Non-Defaulting Party against any margin or other collateral held by it in connection with any Credit Support Obligation relating to the Contract; or (ii) any Net Settlement Amount payable to the Defaulting Party against any amount(s) payable by the Defaulting Party to the Non-Defaulting Party under any other agreement or arrangement between the parties.

**Other Agreement Setoffs Do Not Apply:**

10.3.2. The Non-Defaulting Party shall net or aggregate, as appropriate, any and all amounts owing between the parties under Section 10.3.1, so that all such amounts are netted or aggregated to a single liquidated amount payable by one party to the other (the "Net Settlement Amount"). At its sole option and without prior Notice to the Defaulting Party, the Non-Defaulting Party may setoff any Net Settlement Amount owed to the Non-Defaulting Party against any margin or other collateral held by it in connection with any Credit Support Obligation relating to the Contract.

10.3.3. If any obligation that is to be included in any netting, aggregation or setoff pursuant to Section 10.3.2 is unascertained, the Non-Defaulting Party may in good faith estimate that obligation and net, aggregate or setoff, as applicable, in respect of the estimate, subject to the Non-Defaulting Party accounting to the Defaulting Party when the obligation is ascertained. Any amount not then due which is included in any netting, aggregation or setoff pursuant to Section 10.3.2 shall be discounted to net present value in a commercially reasonable manner determined by the Non-Defaulting Party.

10.4. As soon as practicable after a liquidation, Notice shall be given by the Non-Defaulting Party to the Defaulting Party of the Net Settlement Amount, and whether the Net Settlement Amount is due to or due from the Non-Defaulting Party. The Notice shall include a written statement explaining in reasonable detail the calculation of such amount, provided that failure to give such Notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party. The Net Settlement Amount shall be paid by the close of business on the second Business Day following such Notice, which date shall not be earlier than the Early Termination Date. Interest on any unpaid portion of the Net Settlement Amount shall accrue from the date due until the date of payment at a rate equal to the lower of (i) the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

10.5. The parties agree that the transactions hereunder constitute a "forward contract" within the meaning of the United States Bankruptcy Code and that Buyer and Seller are each "forward contract merchants" within the meaning of the United States Bankruptcy Code.

10.6. The Non-Defaulting Party's remedies under this Section 10 are the sole and exclusive remedies of the Non-Defaulting Party with respect to the occurrence of any Early Termination Date. Each party reserves to itself all other rights, setoffs, counterclaims and other defenses that it is or may be entitled to arising from the Contract.

10.7. With respect to this Section 10, if the parties have executed a separate netting agreement with close-out netting provisions, the terms and conditions therein shall prevail to the extent inconsistent herewith.

SECTION 11. FORCE MAJEURE

11.1. Except with regard to a party's obligation to make payment(s) due under Section 7, Section 10.4, and Imbalance Charges under Section 4, neither party shall be liable to the other for failure to perform a Firm obligation, to the extent such failure was caused by Force Majeure. The term "Force Majeure" as employed herein means any cause not reasonably within the control of the party claiming suspension, as further defined in Section 11.2.

11.2. Force Majeure shall include, but not be limited to, the following: (i) physical events such as acts of God, landslides, lightning, earthquakes, fires, storms or storm warnings, such as hurricanes, which result in evacuation of the affected area, floods, washouts, explosions, breakage or accident or necessity of repairs to machinery or equipment or lines of pipe; (ii) weather related events affecting an entire geographic region, such as low temperatures which cause freezing or failure of wells or lines of pipe; (iii) interruption and/or curtailment of Firm transportation and/or storage by Transporters; (iv) acts of others such as strikes, lockouts or other industrial disturbances, riots, sabotage, insurrections or wars; and (v) governmental actions such as necessity for compliance with any court order, law, statute, ordinance, regulation, or policy having the effect of law promulgated by a governmental authority having jurisdiction. Seller and Buyer shall make reasonable efforts to avoid the adverse impacts of a Force Majeure and to resolve the event or occurrence once it has occurred in order to resume performance.

11.3. Neither party shall be entitled to the benefit of the provisions of Force Majeure to the extent performance is affected by any or all of the following circumstances: (i) the curtailment of interruptible or secondary Firm transportation unless primary, in-path, Firm transportation is also curtailed; (ii) the party claiming excuse failed to remedy the condition and to resume the performance of such covenants or obligations with reasonable dispatch; or (iii) economic hardship, to include, without limitation, Seller's ability to sell Gas at a higher or more advantageous price than the Contract Price, Buyer's ability to purchase Gas at a lower or more advantageous price than the Contract Price, or a regulatory agency disallowing, in whole or in part, the pass through of costs resulting from this Agreement; (iv) the loss of Buyer's market(s) or Buyer's inability to use or resell Gas purchased hereunder, except, in either case, as provided in Section 11.2; or (v) the loss or failure of Seller's gas supply or depletion of reserves, except, in either case, as provided in Section 11.2. The party claiming Force Majeure shall not be excused from its responsibility for Imbalance Charges.

11.4. Notwithstanding anything to the contrary herein, the parties agree that the settlement of strikes, lockouts or other industrial disturbances shall be within the sole discretion of the party experiencing such disturbance.

11.5. The party whose performance is prevented by Force Majeure must provide Notice to the other party. Initial Notice may be given orally; however, written Notice with reasonably full particulars of the event or occurrence is required as soon as reasonably possible. Upon providing written Notice of Force Majeure to the other party, the affected party will be relieved of its obligation, from the onset of the Force Majeure event, to make or accept delivery of Gas, as applicable, to the extent and for the duration of Force Majeure, and neither party shall be deemed to have failed in such obligations to the other during such occurrence or event.

11.6. Notwithstanding Sections 11.2 and 11.3, the parties may agree to alternative Force Majeure provisions in a Transaction Confirmation executed in writing by both parties.

SECTION 12. TERM

This Contract may be terminated on 30 Day's written Notice, but shall remain in effect until the expiration of the latest Delivery Period of any transaction(s). The rights of either party pursuant to Section 7.6 and Section 10, the obligations to make payment hereunder, and the obligation of either party to indemnify the other, pursuant hereto shall survive the termination of the Base Contract or any transaction.

SECTION 13. LIMITATIONS

FOR BREACH OF ANY PROVISION FOR WHICH AN EXPRESS REMEDY OR MEASURE OF DAMAGES IS PROVIDED, SUCH EXPRESS REMEDY OR MEASURE OF DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY. A PARTY'S LIABILITY HEREUNDER SHALL BE LIMITED AS SET FORTH IN SUCH PROVISION, AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. IF NO REMEDY OR MEASURE OF DAMAGES IS EXPRESSLY PROVIDED HEREIN OR IN A TRANSACTION, A PARTY'S LIABILITY SHALL BE LIMITED TO DIRECT ACTUAL DAMAGES ONLY. SUCH DIRECT ACTUAL DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY, AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. UNLESS EXPRESSLY HEREIN PROVIDED, NEITHER PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT OR CONTRACT, UNDER ANY INDEMNITY PROVISION OR OTHERWISE. IT IS THE INTENT OF THE PARTIES THAT THE LIMITATIONS HEREIN IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING THE NEGLIGENCE OF ANY PARTY, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, OR ACTIVE OR PASSIVE.

TO THE EXTENT ANY DAMAGES REQUIRED TO BE PAID HEREUNDER ARE LIQUIDATED, THE PARTIES ACKNOWLEDGE THAT THE DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE, OR OTHERWISE OBTAINING AN ADEQUATE REMEDY IS INCONVENIENT AND THE DAMAGES CALCULATED HEREUNDER CONSTITUTE A REASONABLE APPROXIMATION OF THE HARM OR LOSS.

SECTION 14. MISCELLANEOUS

14.1. This Contract shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, and heirs of the respective parties hereto, and the covenants, conditions, rights and obligations of this Contract shall run for the full term of this Contract. No assignment of this Contract, in whole or in part, will be made without the prior written consent of the non-assigning party (and shall not relieve the assigning party from liability hereunder), which consent will not be unreasonably withheld or delayed; provided, either party may (i) transfer, sell, pledge, encumber, or assign this Contract or the accounts, revenues, or proceeds hereof in connection with any financing or other financial arrangements, or (ii) transfer its interest to any parent or affiliate by assignment, merger or otherwise without the prior approval of the other party. Upon any such assignment, transfer and assumption, the transferor shall remain principally liable for and shall not be relieved of or discharged from any obligations hereunder.

14.2. If any provision in this Contract is determined to be invalid, void or unenforceable by any court having jurisdiction, such determination shall not invalidate, void, or make unenforceable any other provision, agreement or covenant of this Contract.

14.3. No waiver of any breach of this Contract shall be held to be a waiver of any other or subsequent breach.

14.4. This Contract sets forth all understandings between the parties respecting each transaction subject hereto, and any prior contracts, understandings and representations, whether oral or written, relating to such transactions are merged into and superseded by this Contract and any effective transaction(s). This Contract may be amended only by a writing executed by both parties.

14.5. The interpretation and performance of this Contract shall be governed by the laws of the jurisdiction as indicated on the Base Contract, excluding, however, any conflict of laws rule which would apply the law of another jurisdiction.

14.6. This Contract and all provisions herein will be subject to all applicable and valid statutes, rules, orders and regulations of any governmental authority having jurisdiction over the parties, their facilities, or Gas supply, this Contract or transaction or any provisions thereof.

14.7. There is no third party beneficiary to this Contract.

14.8. Each party to this Contract represents and warrants that it has full and complete authority to enter into and perform this Contract. Each person who executes this Contract on behalf of either party represents and warrants that it has full and complete authority to do so and that such party will be bound thereby.

14.9. The headings and subheadings contained in this Contract are used solely for convenience and do not constitute a part of this Contract between the parties and shall not be used to construe or interpret the provisions of this Contract.

14.10. Unless the parties have elected on the Base Contract not to make this Section 14.10 applicable to this Contract, neither party shall disclose directly or indirectly without the prior written consent of the other party the terms of any transaction to a third party (other than the employees, lenders, royalty owners, counsel, accountants and other agents of the party, or prospective purchasers of all or substantially all of a party's assets or of any rights under this Contract, provided such persons shall have agreed to keep such terms confidential) except (i) in order to comply with any applicable law, order, regulation, or exchange rule, (ii) to the extent necessary for the enforcement of this Contract , (iii) to the extent necessary to implement any transaction, or (iv) to the extent such information is delivered to such third party for the sole purpose of calculating a published index. Each party shall notify the other party of any proceeding of which it is aware which may result in disclosure of the terms of any transaction (other than as permitted hereunder) and use reasonable efforts to prevent or limit the disclosure. The existence of this Contract is not subject to this confidentiality obligation. Subject to Section 13, the parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with this confidentiality obligation. The terms of any transaction hereunder shall be kept confidential by the parties hereto for one year from the expiration of the transaction.

In the event that disclosure is required by a governmental body or applicable law, the party subject to such requirement may disclose the material terms of this Contract to the extent so required, but shall promptly notify the other party, prior to disclosure, and shall cooperate (consistent with the disclosing party's legal obligations) with the other party's efforts to obtain protective orders or similar restraints with respect to such disclosure at the expense of the other party.

14.11 The parties may agree to dispute resolution procedures in Special Provisions attached to the Base Contract or in a Transaction Confirmation executed in writing by both parties.

**DISCLAIMER:** The purposes of this Contract are to facilitate trade, avoid misunderstandings and make more definite the terms of contracts of purchase and sale of natural gas. Further, NAESB does not mandate the use of this Contract by any party. **NAESB DISCLAIMS AND EXCLUDES, AND ANY USER OF THIS CONTRACT ACKNOWLEDGES AND AGREES TO NAESB'S DISCLAIMER OF, ANY AND ALL WARRANTIES, CONDITIONS OR REPRESENTATIONS, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WITH RESPECT TO THIS CONTRACT OR ANY PART THEREOF, INCLUDING ANY AND ALL IMPLIED WARRANTIES OR CONDITIONS OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS OR SUITABILITY FOR ANY PARTICULAR PURPOSE (WHETHER OR NOT NAESB KNOWS, HAS REASON TO KNOW, HAS BEEN ADVISED, OR IS OTHERWISE IN FACT AWARE OF ANY SUCH PURPOSE), WHETHER ALLEGED TO ARISE BY LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING. EACH USER OF THIS CONTRACT ALSO AGREES THAT UNDER NO CIRCUMSTANCES WILL NAESB BE LIABLE FOR ANY DIRECT, SPECIAL, INCIDENTAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF ANY USE OF THIS CONTRACT.**

TRANSACTION CONFIRMATION
FOR IMMEDIATE DELIVERY

Date: _____,_____
Transaction Confirmation #:_____

This Transaction Confirmation is subject to the Base Contract between Seller and Buyer dated _____. The terms of this Transaction Confirmation are binding unless disputed in writing within 5 Business Days of receipt unless otherwise specified in the Base Contract.

**SELLER:**                                                    **BUYER:**

_____                _____
_____                _____
_____                _____

Attn: _____                Attn: _____

Phone: _____                Phone: _____

Fax: _____                Fax: _____

Base Contract No. _____                Base Contract No. _____

Transporter: _____                Transporter: _____

Transporter Contract Number: _____                Transporter Contract Number: _____

Contract Price: $_____/MMBtu or _____

Delivery Period: Begin:_____,_____        End:_____,_____

**Performance Obligation and Contract Quantity:** (Select One)

| **Firm (Fixed Quantity):** | **Firm (Variable Quantity):** | **Interruptible:** |
|---|---|---|
| _____MMBtus/day | _____MMBtus/day Minimum | Up to_____MMBtus/day |
| ☐ EFP | _____MMBtus/day Maximum | |
| | subject to Section 4.2. at election of | |
| | ☐ Buyer or ☐ Seller | |

**Delivery Point(s):**
_____

(If a pooling point is used, list a specific geographic and pipeline location):
**Special Conditions:**

Seller: _____            Buyer: _____

By: _____            By: _____

Title: _____            Title: _____

Date: _____            Date: _____

NAESB Standard 6.3.1
April 19, 2002

<center>**Base Contract for Sale and Purchase of Natural Gas**</center>

<center>**Canadian Addendum**</center>

This Canadian Addendum ("Canadian Addendum") is entered into as of the following date: **January 1, 2005**

The parties to this Canadian Addendum are the following:

| | | |
|---|---|---|
| **Selkirk Cogen Partners, L.P.** | and | **EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing** |
| 24 Power Park Drive, Selkirk, NY 12158 | | #1800, 855 – 2nd Street SW, Calgary AB, T2P 4Z5 |
| Duns Number: 78-732-7881 | | Duns Number: 20-188-3654 |
| Base Contract Number: NAESB Standard 6.3.1 dated April 19, 2002 | | Base Contract Number: NAESB Standard 6.3.1 dated April 19, 2002 |
| Base Contract Date: January 1, 2005 | | Base Contract Date: January 1, 2005 |
| U.S. Federal Tax ID Number: <u>N/A</u> | | U.S. Federal Tax ID Number: N/A |
| Canadian GST Number: BN877261214 | | Canadian GST Number: 13334 3517 |

IN WITNESS WHEREOF, the parties hereto agree to the terms and conditions set forth herein and have executed this Canadian Addendum in duplicate.

| | | |
|---|---|---|
| Party: | **Selkirk Cogen Partners, L.P. by its Managing General Partner, JMC Selkirk, Inc.** | Party: **EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing** |
| By: | /s/ P. CHRISMAN IRIBE | By: /s/ KIM JOSLIN |
| | Name: P. Chrisman Iribe | Name: J. Kim Joslin |
| | Title: President | Title: Vice-President, Canadian Gas Marketing |

**Addendum:** This Canadian Addendum constitutes an Addendum to that certain Base Contract for Sale and Purchase of Natural Gas, as identified above, between the parties ("Base Contract"), and supplements and amends the Base Contract affecting transactions thereunder. Unless amended herein, the Base Contract continues to apply. Capitalized terms used in this Canadian Addendum which are not herein defined will have the meanings ascribed to them in the Base Contract. In the event of a conflict between the terms of this Canadian Addendum and the Base Contract, the terms of this Canadian Addendum shall apply.

**Term:** This Canadian Addendum shall be effective from and after the date on which it is entered into and continue in effect until terminated by either party upon 30 Days' written Notice to the other party; provided, however, that this Canadian Addendum may not be terminated prior to the expiration of the latest Delivery Period of any transactions previously agreed to by the parties which are subject to this Canadian Addendum. The obligation to make payment hereunder, including any related adjustments, shall survive the termination of this Canadian Addendum.

The parties hereby agree to the following provisions. In the event the parties fail to check a box, the default provision for each section shall apply. Select only 1 box from each section:

**Section 2.26: Spot Price Publication: Delete the selection made on the cover page of the Base Contract and replace it with the following:**

&#9746;    Canadian Gas Price Reporter

&#9744;    Gas Daily Midpoint

**Section 10.4: Termination Currency**

&#9744;    U. S. Dollars (default)

&#9746;    Canadian Dollars

&#9744;    _____

**Section 14.5: Choice of Law: If a selection is made herein, delete the selection made on the cover page of the Base Contract and replace it with the following:**

&#9746;    Alberta

**Delete Section 2.1 and replace it with the following:**

2.1 "Alternative Damages" shall mean such damages, expressed in United States dollars or United States dollars per MMBtu, or Canadian dollars or Canadian dollars per GJ, as the parties shall agree upon in the Transaction Confirmation, in the event either Seller or Buyer fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer.

**Delete Section 2.4 and replace it with the following:**

2.4 "Business Day" shall mean any day except Saturday, Sunday, or a statutory or banking holiday observed in the jurisdiction specified pursuant to Section 14.5. A Business Day shall open at 8:00 a.m. and close at 5:00 p.m. local time for the relevant party's principal place of business. The relevant party, in each instance unless otherwise specified, shall be the party to whom the Notice is being sent and by whom the Notice is to be received.

**Delete Section 2.8 and replace it with the following:**

2.8 "Contract Price" shall mean, if the Delivery Point is in the United States, the amount expressed in U.S. Dollars per MMBtu or, if the Delivery Point is in Canada, the amount expressed in Canadian Dollars per GJ, unless specified otherwise in a transaction, to be paid by Buyer to Seller for the purchase of Gas as agreed to by the parties in a transaction.

**Add the following as Section 2.30:**

2.30 "GJ" shall mean 1 gigajoule; 1 gigajoule = 1,000,000,000 Joules. The standard conversion factor between Dekatherms and GJ's is 1.055056 GJ's per Dekatherm.

**Add the following as Section 2.31:**

2.31 "Joule" shall mean the joule specified in the SI system of units.

**Add the following as Section 2.32:**

2.32 "Termination Currency Equivalent" shall mean, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency that the Non-Defaulting Party would be required to pay, on the Early Termination Date, to purchase such amount of Other Currency for spot delivery, as determined by the Non-Defaulting Party in a commercially reasonable manner.

**Delete Section 5 and replace it with the following:**

All Gas delivered by Seller shall meet the pressure, quality and heat content requirements of the Receiving Transporter. The unit of quantity measurement for purposes of this Contract shall be one MMBtu dry or one GJ, as agreed to by the parties in a transaction. Measurement of Gas quantities hereunder shall be in accordance with the established procedures of the Receiving Transporter.

**Add the following to Section 6:**

**Sections 6.2, 6.3 and 6.4 apply if the Delivery Point is in Canada.**

6.2 The Contract Price does not include any amounts payable by Buyer for the goods and services tax ("GST") imposed pursuant to the Excise Tax Act (Canada) ("ETA") or any similar or replacement value added or sales or use tax enacted under successor legislation. Notwithstanding whether the parties have selected "Buyer Pays At and After Delivery Point" or "Seller Pays Before and At Delivery Point" as indicated on the Base Contract, Buyer will pay to Seller the amount of GST payable for the purchase of Gas in addition to all other amounts payable under the Contract. Seller will hold the GST paid by Buyer and will remit such GST as required by law. Buyer and Seller will provide each other with the information required to make such GST remittance or claim any corresponding input tax credits, including GST registration numbers.

6.3 Where Buyer indicates to Seller that Gas will be exported from Canada, the following shall apply:

6.3.1 Where Buyer is not registered for GST under the ETA and Buyer indicates to Seller that Gas will be exported from Canada, Buyer may request Seller treat such Gas as "zero-rated" Gas for export within the meaning of the ETA for billing purposes. If Seller, in its sole discretion, agrees to so treat such Gas, then Buyer hereby declares, represents and warrants to Seller that Buyer will: (i) export such Gas as soon as is reasonably possible after Seller delivers such Gas to Buyer (or after such Gas is delivered to Buyer after a zero-rated storage service under the ETA) having regard to the circumstances surrounding the export and, where applicable, normal business practice; (ii) not acquire such Gas for consumption or use in Canada (other than as fuel or compressor gas to transport such Gas by pipeline) or for supply in Canada (other than to supply natural gas liquids or ethane the consideration for which is deemed by the ETA to be nil) before export of such Gas; (iii) ensure that, after such Gas is delivered and before export, such Gas is not further processed, transformed or altered in Canada (except to the extent reasonably necessary or incidental to its transportation and other than to recover natural gas liquids or ethane from such Gas at a straddle plant); (iv) maintain on file, and provide to Seller, if required, or to the Canada Customs and Revenue Agency, evidence satisfactory to the Minister of National Revenue of the export of such Gas by Buyer; and/or (v) comply with all other requirements prescribed by the ETA for a zero-rated export of such Gas.

6.3.2 Where Buyer is registered for GST under the ETA and Buyer indicates to Seller that Gas will be exported from Canada, Buyer may request Seller treat such Gas as "zero-rated" Gas for export within the meaning of the ETA for billing purposes, and Buyer hereby declares, represents and warrants to Seller that Buyer intends to export such Gas by means of pipeline or other conduit in circumstances described in Section 6.3.1 (i) to (iii).

6.3.3 Without limiting the generality of Section 8.3, Buyer indemnifies Seller for any GST, penalties and interest and all other damages and costs of any nature arising from breach of the declarations, representations and warranties contained in Section 6.3.1 or 6.3.2, or otherwise from application of GST to Gas declared, represented and warranted by Buyer to be acquired for export from Canada.

NAESB Standard 6.3.1
April 19, 2002

6.4 In the event that any amount becomes payable pursuant to the Contract as a result of a breach, modification or termination of the Contract, the amount payable shall be increased by any applicable Taxes or GST remittable by the recipient in respect of that amount.

**Delete Section 7.5 and replace it with the following:**

7.5 If the invoiced party fails to remit the full amount payable when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lower of: (i) if the amount payable is in United States currency, the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or, if the amount payable is in Canadian currency, the per annum rate of interest identified from time to time as the prime lending rate charged to its most credit worthy customers for Canadian currency commercial loans by The Toronto Dominion Bank, Main Branch, Calgary, Alberta, Canada, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

**Delete Section 7.7 and replace it with the following:**

7.7 Unless the parties have elected on the Base Contract not to make this Section 7.7 applicable to this Contract, the parties shall net all undisputed amounts due and owing, and/or past due, in the same currency, arising under the Contract such that the party owing the greater amount shall make a single payment of the net amount to the other party in accordance with Section 7; provided that no payment required to be made pursuant to the terms of any Credit Support Obligation or pursuant to Section 7.3 shall be subject to netting under this Section. If the parties have executed a separate netting agreement, the terms and conditions therein shall prevail to the extent inconsistent herewith.

**Add the following as Section 7.8:**

7.8 For each transaction, all associated payments shall be made in the currency of the Contract Price for such transaction.

**Add the following as Section 10.3.4:**

10.3.4 The Non-Defaulting Party shall use the Termination Currency Equivalent of any amount denominated in a currency other than the Termination Currency in performing any netting, aggregation or setoff required or permitted by Section 10.3.1 or 10.3.2.

**Delete Section 10.4 and replace it with the following:**

10.4. As soon as practicable after a liquidation, Notice shall be given by the Non-Defaulting Party to the Defaulting Party of the Net Settlement Amount, and whether the Net Settlement Amount is due to or due from the Non-Defaulting Party. The Notice shall include a written statement explaining in reasonable detail the calculation of such amount, provided that failure to give such Notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party. The Net Settlement Amount shall be paid, in the Termination Currency, by the close of business on the second Business Day following such Notice, which date shall not be earlier than the Early Termination Date. Interest on any unpaid portion of the Net Settlement Amount shall accrue from the date due until the date of payment at a rate equal to the lower of: (i) if the amount payable is in United States currency, the then-effective prime rate of interest published under "Money Rates" by The Wall Street Journal, plus two percent per annum; or, if the amount payable is in Canadian currency, the per annum rate of interest identified from time to time as the prime lending rate charged to its most credit worthy customers for Canadian currency commercial loans by The Toronto Dominion Bank, Main Branch, Calgary, Alberta, Canada, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

**Delete Section 10.5 and replace it with the following:**

10.5 The parties agree that the transactions hereunder constitute a "forward contract" within the meaning of the United States Bankruptcy Code and that Buyer and Seller are each "forward contract merchants" within the meaning of the United States Bankruptcy Code. The parties also agree that the transactions hereunder constitute an "eligible financial contract" within the meaning of the Bankruptcy and Insolvency Act (Canada) and the Companies Creditors Arrangements Act (Canada), and similar Canadian legislation.

**Delete Exhibit A ("Transaction Confirmation") and replace it with the following:**

NAESB Standard 6.3.1
April 19, 2002

## TRANSACTION CONFIRMATION
## FOR IMMEDIATE DELIVERY

Letterhead/Logo

Date: _____,_____

Transaction Confirmation #:_____

This Transaction Confirmation is subject to the Base Contract between Seller and Buyer dated _____.

This Transaction Confirmation is subject to the Canadian Addendum between Seller and Buyer dated _____:
☐ Yes (default)   ☐ No

The terms of this Transaction Confirmation are binding unless disputed in writing within 2 Business Days of receipt unless otherwise specified in the Base Contract.

**SELLER:**                                    **BUYER:**

_____               _____
_____               _____
_____               _____

Attn: _____               Attn: _____

Phone: _____               Phone: _____

Fax: _____               Fax: _____

Base Contract No. _____                Base Contract No. _____

Transporter: _____               Transporter: _____

Transporter Contract Number: _____           Transporter Contract Number: _____

Contract Price: U.S. $_____/MMBtu or Canadian $_____/GJ or _____
Delivery Period: Begin:_____,_____            End:_____,_____

**Performance Obligation and Contract Quantity:** (Select One)

**Units** ☐ MMBtu or ☐ GJ or ☐ Other _____

**Firm (Fixed Quantity):**              **Firm (Variable Quantity):**              **Interruptible:**
_____Units/day                      _____Units/day Minimum                 Up to_____Units/day
☐ EFP                                   _____Units/day Maximum
                                        subject to Section 4.2. at election of
                                        ☐ Buyer or ☐ Seller

**Delivery Point(s):** _____
(If a pooling point is used, list a specific geographic and pipeline location):

**Canadian Export Zero Rating** (Section 6.3)   ☐ No (default)   ☐ Yes

**Special Conditions:**

Seller: _____           Buyer: _____

By: _____           By: _____

Title: _____           Title: _____

Date: _____           Date: _____

NAESB Standard 6.3.1
April 19, 2002

**SPECIAL PROVISIONS ("Special Provisions") attached to and forming a part of that certain NAESB Base Contract for Sale and Purchase of Natural Gas as amended by the Canadian Addendum each dated January 1, 2005 ("the "Base Contract") between EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing, and Selkirk Cogen Partners, L.P.**

Capitalized terms used in these Special Provisions shall have the meanings ascribed to them in the Base Contract as modified by the Canadian Addendum. Sections referenced in these Special Provisions refer to a Section of the General Terms and Conditions of the Base Contract, unless specified otherwise.

**Section 1 – Purpose and Procedures**

1. In Section 1.3 the following is added as the last sentence:

   *"The parties agree that all transactions entered into shall form a single, integrated agreement between the parties and each transaction shall be merged into the Contract, and that, in the absence of the foregoing agreement, the parties would not otherwise enter into any transaction under this Contract."*

**Section 2 – Definitions**

2. Section 2.4 of the Canadian Addendum is deleted and replaced with the following:

   *"Business Day" shall mean any day except Saturday, Sunday, or a statutory, federal or banking holiday observed in Alberta, Canada or in New York City, New York, United States. A Business Day shall open at 8:00 a.m. and close at 5:00 p.m. local time for the receiving party.*

3. A new definition is added as follows:

   *"2.30 "Costs" shall mean all reasonable third party legal, accounting and other professional fees incurred by the Non-Defaulting Party to replace a transaction or in connection with a Terminated Transaction pursuant to Section 10.3.1".*

4. A new definition is added as follows:

   *2.31 "Present Value Discount Rate" shall mean with respect to any transaction: (i) if the amount payable is in Canadian currency, the yield of Canadian Government Treasury Bills with a term closest to the time remaining in the Delivery Period, plus 100 basis points; or (ii) if the amount payable is in United States currency, the "Ask Yield" interest rate for United States Government Treasury notes as quoted in the "Treasury Bonds, Notes, and Bills" section of the Wall Street Journal most recently published with a term closest to the time remaining in the Delivery Period, plus 100 basis points."*

**Section 3 – Performance Obligations**

5. In Section 3.1, the following words are added as the last sentence:

   *"Unless expressly agreed by the parties in the Transaction Confirmation or otherwise in writing, Seller and Buyer shall nominate Gas with respect to a transaction so that such Gas will flow at a reasonably consistent rate (to the extent such rate of flow is within the control of the applicable party) over the course of each Day during the Delivery Period.*

**Section 6 – Taxes**

6. In Section 6 "Buyer Pays At and After Delivery Point", the last sentence is amended by replacing the words "*shall furnish the other party*" with the words "*shall furnish, upon request, to the other party*".

**Section 10 – Financial Responsibility**

7. Section 10.1 is deleted and replaced with the following: *If either party ("X") (or in the case of Seller, its general partner) has its credit ratings reduced below investment grade by either the Standard & Poor's Rating Group (a division of McGraw-Hill, Inc.) or its successor ("S&P"), or Moody's Investor Services, Inc., or its successor ("Moody's"), such that S&P rates Party X's (or in the case*

Page 1 of 1

*of Seller, its general partner's) long-term debt obligations below BBB-, or Moody's rates Party X's (or in the case of Seller, its general partner's) long-term debt obligations below Baa3, then the other party ("Y") may demand Adequate Assurance of Performance. "Adequate Assurance of Performance" shall mean sufficient security from an issuer, in the form, in an amount, for the term and from an entity reasonably acceptable to Party Y, including but not limited to, a standby irrevocable letter of credit, a prepayment or a performance bond or guaranty. Such security requirement shall be based upon Party Y's exposure to Party X by calculating the sum of: (i) the amount that would be payable by Party X to Party Y, as if an Early Termination Date had been declared pursuant to Section 10.3 (notwithstanding whether or not an Event of Default has occurred) and all transactions had been terminated; (ii) plus the value of Gas to be delivered by Seller to a maximum of 30 days after the effective Early Termination Date provided for in subparagraph (i) above; (iii) plus the net amount of all other payments owed but not yet paid between the parties, whether or not such amounts are then due, for the performance already provided pursuant to any and all transactions conducted under this Contract. The amounts specified in (i) and (ii) above shall be subject to an aggregate limit equal to the value of Gas to be delivered by Seller for a period of 55 days.*

8. In Section 10.2, first line, the phrase *"or its guarantor"* is deleted; and the following sentence is added at the end of the Section: *"Each Event of Default listed in Subsections (i) through (v) inclusive, shall also be an Event of Default if applicable to a party's guarantor, if any."*

9. In Section 10.2, subsection (vii) the phrase, *"48 hours but at least one Business Day"* is replaced with the phrase, *"three (3) Business Days"*.

10. In Section 10.2, subsection (viii) the phrase *"before the second Business Day"* is replaced with the phrase *"before the third (3rd) Business Day"*.

11. In Section 10.2, the following subsections (ix), (x) and (xi) are added following the phrase, *"such payment is due;"* in the ninth line: *"or (ix) fail to perform any of its material obligations pursuant to this Contract not otherwise listed in this Section 10.2, and such failure is not cured on or before the third (3rd)Business Day following Notice of such failure; (x) fail to deliver or take the Contract Quantity for a cumulative period of twenty (20) days in a 12 month period and such failure is unexcused under the provisions of this Contract; or (xi) make any representation or warranty which is proven to have been false or misleading in any material respect at the time when the representation or warranty was given, or deemed repeated;"*

12. In Section 10.3.1 eighth line, after the words "such Terminated Transaction(s)" insert ", adjusted for Costs,".

13. In two locations under Section 10.3.1 "Early Termination Damages Apply": a) in the 10th line of the first paragraph and b) in the last line of the second paragraph, the words "in a commercially reasonable manner" are replaced with *"by applying the Present Value Discount Rate"*.

14. In the last sentence of Section 10.3.2 "Other Agreement Setoffs Apply", the phrase, *"other agreement or arrangement"* is deleted and replaced with the following: *"other physical gas or crude oil purchase and sale agreement or arrangement"*.

15. At the end of Section 10.3.3 the last sentence is amended by replacing the words "in a commercially reasonable manner determined by the Non-Defaulting Party" with the words, *"by applying the Present Value Discount Rate"*.

**Section 11 – Force Majeure**

16. The first sentence of Section 11.1 is amended by adding after the phrase "*Except with regard to a party's obligation to make payment(s) due under Section 7*" the following phrase, "*for amounts owing with respect to prior periods*".

17. Section 11.2 is further amended by adding after subsection (v) ending "having jurisdiction", the following:

    ", *or (vi) where the Delivery Point is a field processing facility, interruption of firm gathering, processing, treating, compression or similar service; (vii) where the Delivery Point is a field processing facility (or at the outlet thereof) and such Delivery Point has multiple takeaway transporters, the failure, interruption or curtailment of all firm transportation by all takeaway transporters; or (viii) where the Delivery Point is a storage facility (or outlet thereof), the curtailment of all or a portion of firm storage service; provided that and only to the extent that, any Force Majeure event relied upon under this Section 11.2 prevents or restricts delivery by Seller or receipt by Buyer of Gas at the Delivery Point.*"

18. Section 11.3 is amended by adding subsections (vi), (vii) and (viii) as follows:

    ", *(vi) increases or decreases in Gas supply due to allocation or reallocation of production by well operators, pipelines, or other parties; (vii) unless the parties specifically agree that Gas is to be sourced from a specific individual well, lack of pressure or failure of specific, individual wells or appurtenant facilities in the absence of a Force Majeure event broadly affecting other wells in the same geographic area; or (viii) such party's failure to obtain or maintain any permit, consent or approval of any governmental authority which such party is obligated to obtain and maintain under this Contract (other than as a result of a change of law or regulation that prevents such party from obtaining or maintaining any such permit, consent or approval).*"

19. A new Section 11.7 is added as follows:

    "*11.7 If on any Day Force Majeure partially restrains a party's ability to perform its Firm obligations for any transaction at a Delivery Point and a party's ability to perform its Firm obligations to others under transactions at the same Delivery Point, then all Firm obligations shall be reduced pro rata without regard to the price paid or received for Gas, prior to the affected party performing under any interruptible purchase or sale arrangement.*"

20. A new Section 11.8 is added as follows:

    "*11.8 Force Majeure shall not (i) require the parties to extend the term of any transaction; (ii) require parties to make up any quantity of Gas they would otherwise have been obligated to sell or purchase during any period that Force Majeure was validly claimed; or (iii) require Seller to deliver, or Buyer to receive, the Gas at points other than the Delivery Point.*"

**Section 14 – Miscellaneous**

21. The second sentence of Section 14.1 is amended by adding a new subsection (iii) as follows:

    "*(iii) assign this Contract to a purchaser of all or substantially all of its assets, or in consequence of any merger or amalgamation of such party with another person.*"

22. Section 14.1 is further amended by the addition of the following language:

    "*(a) Seller specifically acknowledges that Buyer has assigned all of its right, title and interest in and to this Contract and the accounts, revenues and proceeds hereof to Deutsche Bank Trust Company Americas, as Collateral Agent for the trustee under Buyer's Trust Indenture dated as of May 1, 1994 (the "Indenture") and certain other lenders and lenders' agents or trustees (together with its successors and assigns, the "Collateral Agent"), pursuant to the Amended and Restated Security Agreement and Assignment of Contracts dated as of May 1, 1994 made by Buyer in favor of the Collateral Agent, and Seller consents to such assignment.*

*(b)   Seller agrees to execute and deliver, at Buyer's request, such documents (including, but not limited to, a consent and legal opinion) as may be reasonably necessary to satisfy the requirements of Section 6.20(c) of the Indenture with respect to such assignment,*

*(i) such consent to contain the following provisions, and other provisions reasonably requested: (A) Seller's agreement not to terminate or suspend the performance of its obligations under this Contract unless it gives the Collateral Agent notice of the default under this Contract by Buyer and the opportunity to cure the default in accordance with the terms of this Contract; and (B) Seller's agreement, if this Contract is terminated by any bankruptcy or insolvency proceeding of Buyer and the Collateral Agent or its proposed assignee certifies its intention to assume the future liabilities and obligations of Buyer, to enter into any new additional contract with the Collateral Agent or its assignee for the remaining term of, and on the same terms and conditions as, the terminated Contract; and*

*(ii) such legal opinion to be delivered, at Buyer's expense, by counsel reasonably acceptable to the Collateral Agent, in form and substance reasonably acceptable to the Collateral Agent, and covering the following matters: (1) Seller has the power, authority and legal right to execute, deliver and perform this Contract; (2) the execution and delivery of this Contract by Seller and the performance of its obligations thereunder have been duly authorized by all necessary corporate or partnership action and do not (A) require any consent or approval of any shareholder or partner, except those consents and approvals which have been already obtained, (B) violate any provision of any applicable law, (C) result in a breach or constitute a default under any indenture, loans, credit agreement or any other agreement, lease or instrument of Seller; (3) this Contract has been duly executed and delivered, is in full force and effect and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except for standard bankruptcy exclusions; and (4) all governmental approvals required with respect to the execution and delivery of this Contract and the performance of Seller's obligations under this Contract have been obtained.*

*(c)   Seller represents and warrants, for the benefit of Buyer and the Collateral Agent, the following: (1) this Contract is in full force and effect and there are no amendments, modifications or supplements thereto or any substitute therefor; (2) Seller has not assigned, transferred, pledged or hypothecated this Contract or any interest therein; (3) Seller has no knowledge of any default by Buyer under this Contract; (4) none of Buyer's rights under this Contract have been waived; and (5) the assignment of this Contract to the Collateral Agent as security and the consent to such assignment will not cause or constitute a default under this Contract or an event or condition which would lead to a default under this Contract."*

23.   Section 14.5 is amended by adding the following as the last sentence:

*"Each party hereby irrevocably waives any and all rights it has or may acquire in the future to request a trial by jury in any action or proceedings hereunder."*

24.   Section 14.8 is amended by adding at the end of the Section the following:

*"Seller acknowledges and agrees that: (a) Buyer is a Limited Partnership; (b) Seller shall have no recourse against any partner(s) in Buyer with respect to the obligations of Buyer and its sole recourse shall be against the Limited Partnership assets, irrespective of any failure to comply with applicable law or any provisions of this Contract; (c) no claim shall be made against any partner(s) in Buyer in connection with the obligations of Buyer under this Contract, except that the partner(s) may be joined as nominal parties for the purpose of enforcing Seller's rights hereunder; (d) Seller shall have no right to any claim in respect of Buyer not yet due and owing; and (e) this representation is made expressly*

*for the benefit of the partner(s) in Buyer. Seller also acknowledges that there is no restriction on Buyer's use or utilization of any quantity of Gas purchased under this Contract."*

25. A new Section 14.12 is added as follows:

   *"14.12 The language used in this Contract is the product of both parties' efforts and each party hereby irrevocably waives the benefit of any rule of contract construction which disfavors the drafter of a contract or the drafter of specific language in a contract."*

26. A new Section 14.13 is added as follows:

   *"14.13 Any original executed Base Contract, Transaction Confirmation, or other related document may be digitally copied and stored on computer tapes and disks (the "Imaged Agreement"). The Imaged Agreement (once digitally regenerated to paper form), an automated facsimile form, the recordings of telephonic communications, and all computer records of the foregoing, if introduced as evidence in any judicial, arbitration, mediation or administrative proceedings, will be admissible as between the parties to the same extent and under the same conditions as other business records originated and maintained in documentary form and neither party shall object on the basis that such business records were not originated or maintained in documentary form under any rule of evidence."*

27. A new Section 14.14 is added as follows:

   *"14.14 For the purpose of any amounts calculated hereunder where the price is indicated as being based upon a published index (the "Reference Price"), the following shall apply: (i) if at any time the referenced publication or any successor publication selected hereunder is no longer published; or (ii) if the specific postings referenced in such referenced publication are no longer published or updated; or (iii) if the relevant posting point ceases to exist for whatever reason, then the parties will select a new publication or Reference Price, or both, as individual circumstances require.*

   *If any or all of the indices used to determine the Reference Price are not available in the future, and if the publication reporting the Reference Price prior to its unavailability has suggested an alternate index or methodology for determining the Reference Price, then the alternate Reference Price shall be that suggested by such publication. If none is suggested, then the parties agree to promptly and in good faith negotiate an alternate Reference Price.*

   *If the parties do not agree on a substitute methodology or index by the end of the first Month for which the Reference Price could not be determined, then each party shall in good faith prepare a list of three differing alternate published reference postings or prices representative of spot prices for Gas delivered in the same geographic area. Each list shall be set forth in that party's priority order with the highest priority index listed first.*

   *Each party shall submit its list to the other within ten (10) Business Days after the end of the first Month for which the price could not be determined as set forth above. The first listed index appearing in Seller's list that also appears in Buyer's list shall constitute the alternate Reference Price. If either party fails to provide a list of that party's alternate published references as provided above, such party's list shall not be considered, and the first listed index appearing in the other party's submitted list shall constitute the alternate Reference Price.*

   *If there is no index common to both Seller's and Buyer's lists, then the parties shall continue to attempt to reach agreement on an alternate Reference Price for an additional five (5) Day period.*

   *If no selection can be agreed upon within the specified timeframe, then the average of each party's first listed index in its first submitted list shall constitute the alternate Reference Price.*

   *From and after the date the indices used to determine the Reference Price are no longer available ("Renegotiation Date") until the alternate Reference Price is determined, the Reference Price* *shall be deemed to be the average of the Reference Price(s) in effect during the twelve (12) Months preceding the Month in which the Renegotiation Date occurred, which price shall be effective until the effective date of the alternate Reference Price determined as set forth above. Upon determination of a new alternate Reference Price, the Reference Price will be adjusted retroactively to the Renegotiation Date".*

28.  A new Section 14.16 is added as follows:

*"14.16 Notwithstanding the provisions of Section 14.4, the parties agree that this Contract shall not supersede and replace the Second Amended and Restated Natural Gas Purchase Agreement, as amended (the "Stand-Alone Agreement"), dated January 1, 2005 between Selkirk Cogen Partners, LP and EnCana Corporation . The Stand-Alone Agreement shall continue to be in full force and effect in accordance with the terms thereof."*



EnCana Gas Marketing, a business unit of EnCana
Midstream & Marketing ("EnCana")
1800, 855 – 2<sup>nd</sup> Street S.W.
Calgary, AB T2P 4Z5 Phone: (403) 645-2000

## TERM TRANSACTION CONFIRMATION

Trade Date:                    Ticket #:                    Deal ID #: **S-SELKIRK(N)-0002**

This Transaction Confirmation confirms the verbal agreement of the essential terms agreed to by Buyer and Seller regarding the sale and purchase of natural gas pursuant to the **NAESB + Special Provisions +Canadian Addendum** dated 2005-01-01 between Buyer and Seller.

**Buyer:**   **Selkirk Cogen Partners, L.P.**      **Seller:**   **EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing**

Address:   **24 Power Park Drive, Selkirk, NY 12158**      Address:   **#1800, 855 – 2<sup>nd</sup> Street SW, Calgary, AB T2P 4Z5**

Transporter: **TCPL**                              Performance Obligation: **Firm**

| | Delivery Period | | | |
| Delivery Point | Start Day | End Day* | Contract Quantity | Contract Price |
| --- | --- | --- | --- | --- |
| **Burstall, Sask** | **2009-11-01** | **2014-10-31** | **17,936 GJ/d** | **AECO/NIT Monthly + Nova FTD** |

* End Day shall mean the date of the last full day of gas flow, i.e. gas ceases to flow at 9:00am CST on the next following day.

Fuel Gas to be supplied at          __ yes          __ no          __ other
Contract Price?

Special Provisions: see two (2) pages Special Provisions attached

Please review this Transaction Confirmation and if you are in agreement, sign, date and return it to EnCana by facsimile. If this Transaction Confirmation does not reflect your understanding of the transaction, please notify our Trade Administrator immediately at (403) 645-6225. Failure to provide such notification within the greater of two (2) business days or the Confirm Deadline specified in the underlying contract shall be deemed to be your agreement with the terms and conditions of this Transaction Confirmation.

Agreed to and accepted by:

**Selkirk Cogen Partners, L.P.**
**By its Managing General Partner, JMC Selkirk, Inc.**                    **EnCana Gas Marketing, a business unit of EnCana Midstream & Marketing**

| | | | |
| --- | --- | --- | --- |
| /s/ P. CHRISMAN IRIBE | December 23, 2004 | /s/ KIM JOSLIN | December 20, 2004 |
| Authorized Representative | Date | Authorized Representative | Date |

Title:          President                              Title:          Vice-President, Canadian Gas Marketing

**Please return the executed Transaction Confirmation to Trade Administration via Fax (403) 645-6201.**
**Please call (403) 645-6225 with any questions or concerns.**



**EnCana Gas Marketing, a business unit of**
**EnCana Midstream & Marketing**
1800, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4Z5

**ATTACHMENT TO DEAL ID #: S-SELKIRK(N)-0002**

**Special Provisions**

1. Commercial terms of this transaction:

   a) **Contract Price**: AECO/NIT Monthly + Nova FTD where:

   **AECO/NIT Monthly** is the Alberta Gas Price at AECO C in C$/GJ as published monthly by Canadian Enerdata Ltd. in the "Canadian Gas Price Reporter" in the table entitled "Canadian Natural Gas Supply Prices" and described in the first column, under "Alberta" as "AECO C & N.I.T. One-Month Spot**" under the heading "$/GJ" under the column "Avg" for the delivery month, and

   **Nova FTD** is the FT-D Demand Rate per month as quoted in the NOVA Gas Transmission Ltd. Tariff for Rate Schedule FT-D (currently $188.41/103m3) converted to C$/GJ using a standard conversion rate of 37.4 MJ/m3 and an average of 30.4 days/month. In the event Rate Schedule FT-D is no longer in effect, any replacement NOVA Rate Schedule for delivery of gas at Empress, Alberta will be used in its place.

   b) **Contract Quantity**: On each day during this transaction Seller shall sell and deliver, and Buyer shall receive and purchase, the Contract Quantity of 17,936 GJ/d or a Reduced CQ (as defined below), on a firm basis. Buyer may reduce the Contract Quantity for any day or days by any amount (including without limitation to 0 GJ/d) as determined by Buyer in its sole discretion to be necessary to accommodate outages or other restrictions on the operation of Buyer's plant, upon providing Seller at least twenty (20) days prior Notice of such Contract Quantity reduction (the "Reduced CQ") and the period for which such Reduced CQ will be in effect. During and with respect to any period such Reduced CQ is in effect, the term "Reduced CQ" shall replace the term "Contract Quantity" in this Contract.

   c) **Delivery Point** shall mean the point into the TCPL system at Burstall, Saskatchewan. If delivery can not be made or received at Burstall for any reason, the Delivery Point will be the interconnection of the facilities of NOVA and TCPL located near Empress, Alberta.

2. For the purposes of this transaction only, Section 12 is amended to read "Section 12.1" and a new Section 12.2 is added as follows:

   "12.2 Notwithstanding any other provision in this Contract,

   (i) if, on or prior to June 26, 2012, Buyer is no longer a party to its power purchase agreement with Consolidated Edison Company of New York, Inc. for any reason, then Buyer may, in its sole discretion, terminate this transaction upon at least ninety (90) days prior written Notice to Seller of such termination,

   (ii) if, after June 26, 2012, Buyer is no longer a party to its power purchase agreement with Consolidated Edison Company of New York, Inc. for any reason, Buyer will promptly notify Seller thereof and either party may, in its sole discretion, terminate this transaction upon at least ninety (90) days prior written Notice to the other party of such termination, or

Buyer Initials /s/ PCI
Seller Initials /s/ KJ                                                                    January 1, 2005

(iii) if there is a change in the laws, regulations or other governmental action that renders this transaction illegal or unenforceable (excluding the failure of either party to obtain any governmental permit, consent or approval specified in Section 14.6, or to maintain any such permit, consent or approval other than as a result of a change in law or regulation), then either party may request that the parties enter into negotiations for appropriate amendments to this Contract and, if the parties have not agreed on such appropriate amendments within ninety (90) days of such request, either party may upon sixty (60) days prior written Notice, terminate this transaction, and, in the case of a termination of this transaction under any of subsections (i), (ii) or (iii), neither party shall have any liability to the other for the payment of any amounts pursuant to Section 10.3 of this Contract.

3. For this transaction only, Section 14.6 is amended by adding at the end of the Section, the following: "Each party will comply with all federal, state or provincial regulatory requirements necessary to meet its obligations under this transaction, including provincial removal permits and/or federal export/import licences, as required."

Buyer Initials /s/ PCI

Seller Initials /s/ KJ January 1, 2005